Notice of Special Meeting of Securityholders of
Rolling Thunder Exploration Ltd.

to be held January 10, 2006

and

Notice of Special Meeting of Securityholders of
San Telmo Energy Ltd.

to be held January 10, 2006

and

Notice of Petition to the Court of Queen's Bench of Alberta

and

Joint Information Circular and Proxy Statement

With respect to a Proposed Plan of Arrangement involving

and

November 15, 2005

DMSLegal\055185\00004\2192862v9

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SAN TELMO SECURITYHOLDERS

NOTICE OF PETITION

JOINT INFORMATION CIRCULAR AND PROXY STATEMENT

GLOSSARY OF TERMS

SUMMARY OF INFORMATION CIRCULAR

PART I - GENERAL PROXY MATTERS

Purpose of Solicitation

Solicitation and Revocation of Proxies

Voting Shares and Principal Holders Thereof

Advice to Beneficial Holders of Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and San Telmo Shares

Voting of Proxies

PART II – THE CONTINUANCE

PART III - THE ARRANGEMENT

Background to the Arrangement

The Continuance

Description of the Arrangement

Directors and Officers

Benefits of the Arrangement

Effect of the Arrangement

The Arrangement Agreement

Procedure for the Arrangement to become Effective

Timing

Fairness Opinions

Recommendations of the Boards

Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon

Expenses of the Arrangement

Exchange and Issuance of Share Certificates

Stock Exchange Listings

Canadian Federal Income Tax Considerations

United States Federal Income Tax Considerations

United States Federal Income Tax Consequences of the Arrangement

Rights of Dissent

Other Matters

PART IV - INFORMATION RELATING TO NEWCO, POST-ARRANGEMENT

Selected Financial Information

Selected Reserves and Operational Information

Risk Factors

Directors and Officers of NewCo

Pro-forma Combined Capitalization

Principal Holders of Securities

Year End

Auditors, Transfer Agent and Registrar

PART V – AUDITORS' CONSENTS

APPENDIX A

-

Arrangement Resolution of Rolling Thunder Exploration Ltd.

APPENDIX B

-

Continuance Resolution of San Telmo Energy Ltd.

APPENDIX C

-

Arrangement Resolution of San Telmo Energy Ltd.

APPENDIX D

-

Arrangement Agreement

APPENDIX E

-

Interim Order

APPENDIX F

-

Information Concerning Rolling Thunder Exploration Ltd.

APPENDIX G

-

Information Concerning San Telmo Energy Ltd.

APPENDIX H

-

Pro-forma Combined Financial Statements

APPENDIX I

-

Section 191 of ABCA

APPENDIX J

-

Sections 237 to 247 of BCBCA

APPENDIX K

-

Fairness Opinion of Acumen Capital Finance Partners Limited

APPENDIX L

-

Fairness Opinion of Sayer Securities Limited

APPENDIX M

-

Articles of Continuance and By-laws for San Telmo Energy Ltd.

November 29, 2005

TO:

Holders (the "Rolling Thunder Securityholders") of class A shares ("Rolling Thunder Class A Shares"), class B shares ("Rolling Thunder Class B Shares") and options to purchase Rolling Thunder Class A Shares ("Rolling Thunder Options") of Rolling Thunder Exploration Ltd. ("Rolling Thunder").

You are invited to attend a special meeting (the "Rolling Thunder Meeting") of Rolling Thunder Securityholders to be held at the offices of Bennett Jones LLP, 4500 Bankers Hall East, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7 at 10:00 a.m. on Tuesday, January 10, 2006 for the purposes set forth in the accompanying Notice of Special Meeting of Rolling Thunder Securityholders.  Capitalized terms not defined herein shall have the meanings ascribed thereto in the information circular attached hereto.

At the Rolling Thunder Meeting, Rolling Thunder Securityholders will be asked to consider and vote upon an arrangement (the "Arrangement") under the provisions of the Business Corporations Act (Alberta) (the "ABCA") involving Rolling Thunder, Rolling Thunder Securityholders, San Telmo Energy Ltd. ("San Telmo") and San Telmo Securityholders.  Pursuant to the Arrangement, Rolling Thunder and San Telmo will amalgamate into a new Alberta corporation and carry on business as "Rolling Thunder Exploration Ltd." ("NewCo") under the leadership of the current Rolling Thunder management team.

Under the terms of the Arrangement, holders of Rolling Thunder Class A Shares will receive one class A share of NewCo for each Rolling Thunder Class A Share held, holders of Rolling Thunder Class B Shares will receive one class B share of NewCo for each Rolling Thunder Class B Share held, and holders of San Telmo common shares ("San Telmo Shares") will receive $0.60 per San Telmo Share held comprised of, at the election of each San Telmo Shareholder: (i) 0.5 of a NewCo class A share for each San Telmo Share held; or (ii) $0.60 cash for each San Telmo Share held; or (iii) a combination of NewCo class A shares and cash, subject in all cases to maximum aggregate cash consideration of $5,000,000.

Holders of Rolling Thunder Options and holders of San Telmo Options will also participate in the Arrangement and will receive replacement options entitling the holder thereof to purchase class A shares of NewCo.

For the Arrangement to proceed, it must be approved by: (a) at least 66 2/3% of all of the votes cast by holders of Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and Rolling Thunder Options, voting together as a class, present in person or by proxy, at the Rolling Thunder Meeting; (b) at least 66 2/3% of all of the votes cast by holders of San Telmo Shares and San Telmo Options, voting together as a class, present in person or by proxy, at the San Telmo Meeting; (c) a majority of holders of Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, voting as two separate classes, excluding the votes cast in respect of the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, respectively, beneficially owned or controlled by persons whose votes may not be included under Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions ("Rule 61-501") (representing an aggregate of 670,000 Rolling Thunder Class A Shares, and 9,000 Rolling Thunder Class B Shares and 70,000 Rolling Thunder Options held by Mr. Brian Bass); and (d) a majority of holders of San Telmo Shares, excluding the votes cast in respect to the San Telmo Shares beneficially owned or controlled by persons whose votes may not be included under Rule 61-501 (representing an aggregate of 2,237,176 San Telmo Shares and 1,300,000 San Telmo Options held by Mr. Brian Bass).  If such approvals are obtained, and if other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will be completed on or about January 11, 2006.

If the requisite securityholder and regulatory approvals are obtained, an order of the Court of Queen's Bench of Alberta approving the Arrangement will be sought following the Rolling Thunder Meeting.

Acumen Capital Finance Partners Limited acted as financial advisor to Rolling Thunder and has provided an opinion to Rolling Thunder that the transaction is fair, from a financial point of view, to the Rolling Thunder Shareholders.  This fairness opinion is attached as Appendix K to the Information Circular.

The Rolling Thunder Board recommends that you vote in favour of the Arrangement.

The accompanying Joint Information Circular and Proxy Statement provides a detailed description of the Arrangement, Rolling Thunder, San Telmo and the matters to come before the Rolling Thunder Meeting and the San Telmo Meeting.  Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.

If you are a registered holder of Rolling Thunder Class A Shares or Rolling Thunder Options, to be represented at the Rolling Thunder Meeting, you must either attend the Rolling Thunder Meeting in person or complete and sign the enclosed green Form of Proxy and forward it so as to reach, or be deposited with, Olympia Trust Company ("Olympia"), 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time fixed for the Rolling Thunder Meeting or any adjournment thereof.  An envelope addressed to Olympia is enclosed for your convenience.

If you are not a registered holder of Rolling Thunder Class A Shares or Rolling Thunder Class B Shares and hold such securities through a broker or other intermediary, to be represented at the Rolling Thunder Meeting, you must complete and sign the applicable instrument of proxy provided by your broker or other intermediary and return such instrument of proxy in accordance with the instructions provided by your broker or intermediary.

Yours very truly,

(signed) "Peter Bolton"

President and Chief Executive Officer

Rolling Thunder Exploration Ltd.

November 29, 2005

TO:

Holders (the "San Telmo Securityholders") of common shares ("San Telmo Shares") and options to purchase San Telmo Shares ("San Telmo Options") of San Telmo Energy Ltd. ("San Telmo").

You are invited to attend a special meeting (the "San Telmo Meeting") of San Telmo Securityholders to be held at the Terminal City Club, 852 West Hastings Street, Vancouver, British Columbia, at 11:00 a.m. on Tuesday, January 10, 2006 for the purposes set forth in the accompanying Notice of Special Meeting of San Telmo Securityholders.  Capitalized terms not defined herein shall have the meanings ascribed thereto in the information circular attached hereto.

At the San Telmo Meeting, San Telmo Shareholders will be asked to consider and vote upon a continuance into the Province of Alberta (the "Continuance") and San Telmo Securityholders will be asked to consider and vote upon an arrangement (the "Arrangement") involving San Telmo, San Telmo Securityholders, Rolling Thunder Exploration Ltd. ("Rolling Thunder") and Rolling Thunder Securityholders, both under the provisions of the Business Corporations Act (Alberta) (the "ABCA").  Pursuant to the Arrangement, Rolling Thunder and San Telmo will amalgamate into a new Alberta corporation and carry on business as "Rolling Thunder Exploration Ltd." ("NewCo") under the leadership of the current Rolling Thunder management team.

Under the terms of the Arrangement, holders of Rolling Thunder class A shares ("Rolling Thunder Class A Shares") will receive one class A share of NewCo for each Rolling Thunder Class A Share held, holders of Rolling Thunder class B shares ("Rolling Thunder Class B Shares") will receive one class B share of NewCo for each Rolling Thunder Class B Share held, and holders of San Telmo Shares will receive $0.60 per San Telmo Share held comprised of, at the election of each San Telmo Shareholder: (i) 0.5 of a NewCo class A share for each San Telmo Share held; or (ii) $0.60 cash for each San Telmo Share held; or (iii) a combination of NewCo class A shares and cash, subject in all cases to maximum aggregate cash consideration of $5,000,000.

Holders of Rolling Thunder Options and holders of San Telmo Options will also participate in the Arrangement and will receive replacement options entitling the holder thereof to purchase class A shares of NewCo.

A letter of transmittal and election form is enclosed with this Information Circular.  This letter of transmittal and election form must be completed and returned by the registered holder of the San Telmo Shares, within the time frame set out therein, in order for the holder of such San Telmo Shares to receive cash as a portion of the consideration for such holder's San Telmo Shares.

Beneficial Holders should also instruct their brokers or other intermediaries to complete the Letter of Transmittal and Election Forms regarding the Arrangement with respect to San Telmo Shares beneficially owned by such Beneficial Holders.  The failure to do so on a timely basis will prohibit such Beneficial Holders from electing cash as a portion of the consideration paid for such Beneficial Holders' San Telmo Shares.

For the Continuance to proceed, it must be approved by at least 66 2/3% of all of the votes cast by holders of San Telmo Shares present in person or by proxy, at the San Telmo Meeting.  For the Arrangement to proceed, it must be approved by: (a) at least 66 2/3% of all of the votes cast by holders of San Telmo Shares and San Telmo Options, voting together as a class, present in person or by proxy, at the San Telmo Meeting; (b) at least 66 2/3% of all of the votes cast by holders of Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and Rolling Thunder Options, voting together as a class, present in person or by proxy, at the Rolling Thunder Meeting; (c) a majority of holders of Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, voting as two separate classes, excluding the votes cast in respect of the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, respectively, beneficially owned or controlled by persons whose votes may not be included under Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions ("Rule 61-501") (representing an aggregate of 670,000 Rolling Thunder Class A Shares, and 9,000 Rolling Thunder Class B Shares and 70,000 Rolling Thunder Options held by Mr. Brian Bass); and (d) a majority of holders of San Telmo Shares, excluding the votes cast in respect to the San Telmo Shares beneficially owned or controlled by persons whose votes may not be included under Rule 61-501 (representing an aggregate of 2,237,176 San Telmo Shares and 1,300,000 San Telmo Options held by Mr. Brian Bass).  If such approvals are obtained, and if other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will be completed on or about January 11, 2006.

If the requisite shareholder and regulatory approvals are obtained, the Articles of Continuance will be filed with the Registrar and an order of the Court of Queen's Bench of Alberta approving the Arrangement will be sought following the San Telmo Meeting.  If the resolution regarding the Continuance is not approved at the San Telmo Meeting, the Arrangement will not proceed in its present form, or at all.

Sayer Securities Limited acted as financial advisor to San Telmo and has provided an opinion to San Telmo that the transaction is fair, from a financial point of view, to San Telmo Securityholders.  This fairness opinion is attached as Appendix L to the Information Circular.

The San Telmo Board recommends that you vote in favour of the Continuance and the Arrangement.

The accompanying Joint Information Circular and Proxy Statement provides a detailed description of the Continuance, the Arrangement, Rolling Thunder, San Telmo and the matters to come before the Rolling Thunder Meeting and San Telmo Meeting.  Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.

If you are a registered holder of San Telmo Shares or San Telmo Options, to be represented at the San Telmo Meeting, you must either attend the San Telmo Meeting in person or complete and sign the enclosed blue Form of Proxy and forward it so as to reach, or be deposited with, Pacific Corporate Trust Company ("Pacific"), 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, not later than 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time fixed for the San Telmo Meeting or any adjournment thereof.  An envelope addressed to Pacific is enclosed for your convenience.

If you are not a registered holder of San Telmo Shares and hold such securities through a broker or other intermediary, to be represented at the San Telmo Meeting, you must complete and sign the applicable instrument of proxy provided by your broker or other intermediary and return such instrument of proxy in accordance with the instructions provided by your broker or intermediary.

Yours very truly,

(signed) "William E. Schmidt"

Director

San Telmo Energy Ltd.

ROLLING THUNDER EXPLORATION LTD.

NOTICE OF SPECIAL MEETING OF ROLLING THUNDER SECURITYHOLDERS

TO BE HELD TUESDAY, JANUARY 10, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated November 29, 2005, a special meeting (the "Rolling Thunder Meeting") of the holders ("Rolling Thunder Securityholders") of class A shares ("Rolling Thunder Class A Shares"), class B shares ("Rolling Thunder Class B Shares") and options to purchase Rolling Thunder Class A Shares ("Rolling Thunder Options") of Rolling Thunder Exploration Ltd. ("Rolling Thunder") will be held at the offices of Bennett Jones LLP, 4500 Bankers Hall East, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7 at 10:00 a.m. on Tuesday, January 10, 2006 for the following purposes:

(a)

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Rolling Thunder Arrangement Resolution"), the full text of which is set forth as Appendix A to the accompanying Information Circular, approving an arrangement under section 193 of the Business Corporations Act (Alberta) ("ABCA") involving Rolling Thunder, the Rolling Thunder Securityholders, San Telmo Energy Ltd. ("San Telmo") and the holders of San Telmo common shares and San Telmo options (the "Arrangement"); and

(b)

to transact such other business as may properly come before the Rolling Thunder Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Rolling Thunder Meeting are set forth in the accompanying Joint Information Circular and Proxy Statement and appendices thereto.

The Board of Directors of Rolling Thunder has fixed November 29, 2005 as the record date for the determination of Rolling Thunder Securityholders entitled to receive notice of the Rolling Thunder Meeting. Only Rolling Thunder Securityholders of record at the close of business on the record date will be entitled to notice of, and to vote at, the Rolling Thunder Meeting or any adjournment thereof, except that a transferee of Rolling Thunder Class A Shares or Rolling Thunder Class B Shares after such record date may, not later than 10 days before the Rolling Thunder Meeting, establish the right to vote by providing evidence of ownership of such Rolling Thunder Class A Shares or Rolling Thunder Class B Shares and requesting that the transferee's name be placed on the voting list in place of the transferor.

If you are a registered holder of Rolling Thunder Class A Shares, Rolling Thunder Class B Shares or Rolling Thunder Options and are unable to attend the Rolling Thunder Meeting or any adjournment thereof in person, please complete, sign and mail the enclosed green Form of Proxy to Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Rolling Thunder Meeting or any adjournment thereof.

If you are an unregistered Rolling Thunder Securityholder and receive these materials through your broker or through another intermediary, please complete and return the applicable instrument of proxy provided to you in accordance with the instructions provided by such broker or other intermediary.

Pursuant to the Interim Order, registered Rolling Thunder Securityholders have been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their securities in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order.  To exercise such right, Rolling Thunder must receive from the Dissenting Securityholder (as defined in the Joint Information Circular and Proxy Statement) a written objection to the Arrangement Resolution delivered to Rolling Thunder, c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Mr. Anthony L. Friend, Q.C. at least two Business Days before the Rolling Thunder Meeting, and the Dissenting Securityholder must have otherwise complied with the provisions of section 191 of the ABCA, as modified by the Interim Order.

The right to dissent is described in detail in the Joint Information Circular and Proxy Statement.  The texts of the Interim Order and section 191 of the ABCA are set forth in Appendix E and Appendix I, respectively, to the Joint Information Circular and Proxy Statement.  Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent.

DATED at the City of Calgary, in the Province of Alberta, this 29th day of November, 2005.

By Order of the Board of Directors and by

Order of the Court of Queen's Bench of Alberta

(signed) "Peter Bolton"

President and Chief Executive Officer

Rolling Thunder Exploration Ltd.

SAN TELMO ENERGY LTD.

NOTICE OF SPECIAL MEETING OF SAN TELMO SECURITYHOLDERS

TO BE HELD TUESDAY, JANUARY 10, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated November 29, 2005, a special meeting (the "San Telmo Meeting") of the holders ("San Telmo Securityholders") of common shares ("San Telmo Shares") and options to purchase San Telmo Shares ("San Telmo Options") of San Telmo Energy Ltd. ("San Telmo") will be held at the Terminal City Club, 852 West Hastings Street, Vancouver, British Columbia at 11:00 a.m. on Tuesday, January 10, 2006 for the following purposes:

(a)

for holders of San Telmo Shares to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Continuance Resolution"), the full text of which is set forth as Appendix B to the accompanying Joint Information Circular and Proxy Statement, approving the continuance of San Telmo into the Province of Alberta under section 188 of the Business Corporations Act (Alberta) ("ABCA") (the "Continuance");

(b)

conditional upon the Continuance being approved, for San Telmo Securityholders to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "San Telmo Arrangement Resolution"), the full text of which is set forth as Appendix C to the accompanying Joint Information Circular and Proxy Statement, approving an arrangement under section 193 of the ABCA involving San Telmo, the San Telmo Securityholders, Rolling Thunder Exploration Ltd. ("Rolling Thunder") and the holders of Rolling Thunder class A shares, class B shares and options (the "Arrangement"); and

(c)

to transact such other business as may properly come before the San Telmo Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the San Telmo Meeting are set forth in the accompanying Joint Information Circular and Proxy Statement and appendices thereto.

The Board of Directors of San Telmo has fixed November 29, 2005 as the record date for the determination of San Telmo Securityholders entitled to receive notice of the San Telmo Meeting. Only San Telmo Securityholders of record at the close of business on the record date will be entitled to notice of, and to vote at, the San Telmo Meeting or any adjournment thereof.

If you are a registered holder of San Telmo Shares or San Telmo Options and are unable to attend the San Telmo Meeting or any adjournment thereof in person, please complete, sign and mail the enclosed blue Form of Proxy to Pacific Corporate Trust, 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, not later than 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the San Telmo Meeting or any adjournment thereof.

If you are an unregistered San Telmo Securityholder and receive these materials through your broker or through another intermediary, please complete and return the applicable instrument of proxy provided to you in accordance with the instructions provided by such broker or other intermediary.

Registered holders of San Telmo Shares have the right to dissent in respect of the Continuance Resolution and, if the Continuance becomes effective, to be paid the fair value of their San Telmo Shares in accordance with the provisions of sections 237 to 247 of the Business Corporations Act (British Columbia) ("BCBCA").  A Continuance Dissenting Shareholder (as defined in the accompanying Joint Information Circular and Proxy Statement) who wishes to dissent must deliver a written notice of dissent to San Telmo at its registered office address, 430-580 Hornby Street, Vancouver, British Columbia, V6C 3B6, at least two days before the San Telmo Meeting, and the Continuance Dissenting Shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA.

Pursuant to the Interim Order, registered San Telmo Securityholders have been granted the right to dissent in respect of the San Telmo Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their securities in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order.  To exercise such right, San Telmo must receive from the Arrangement Dissenting Securityholder (as defined in the Joint Information Circular and Proxy Statement) a written objection to the San Telmo Arrangement Resolution delivered to San Telmo, c/o Gowling Lafleur Henderson LLP, 1200, 700 – 2nd Street S.W. Calgary, Alberta, T2P 4V5, Attention: Mr. Peter S. Jull, Q.C., at least two Business Days before the San Telmo Meeting, and the Arrangement Dissenting Securityholder must have otherwise complied with the provisions of section 191 of the ABCA, as modified by the Interim Order.

The rights to dissent are described in detail in the Joint Information Circular and Proxy Statement.  The texts of the Interim Order, and sections 237 to 247 of the BCBCA and section 191 of the ABCA are set forth in Appendices E, J and I, respectively, to the Joint Information Circular and Proxy Statement. Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA and section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of November, 2005.

By Order of the Board of Directors and by

Order of the Court of Queen's Bench of Alberta

(signed) "William E. Schmidt"

Director

San Telmo Energy Ltd.

Action No. 0501-16834

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c.B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ROLLING THUNDER EXPLORATION LTD., THE SECURITYHOLDERS OF ROLLING THUNDER EXPLORATION LTD., SAN TELMO ENERGY LTD. AND THE SECURITYHOLDERS OF SAN TELMO ENERGY LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a Petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court"), on behalf of Rolling Thunder Exploration Ltd. ("Rolling Thunder") with respect to a proposed Arrangement (the "Arrangement") under section 193 of the Business Corporations Act, R.S.A. 2000 c.B-9, as amended (the "ABCA"), involving Rolling Thunder, San Telmo Energy Ltd. ("San Telmo"), the holders of Rolling Thunder class A shares, Rolling Thunder class B shares and options to purchase Rolling Thunder class A shares (collectively, the "Rolling Thunder Securityholders") and the holders of San Telmo common shares and options to purchase San Telmo common shares (collectively, the "San Telmo Securityholders") (the Rolling Thunder Securityholders and San Telmo Securityholders shall be collectively referred to as the "Securityholders"), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement dated November 15, 2005 accompanying this Notice of Petition.  At the hearing of the Petition, Rolling Thunder and San Telmo intend to seek:

(a)

an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(b)

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, or alternatively, that the Arrangement is approved after considering these matters;

(c)

a declaration that the Arrangement will, upon filing of Articles of Arrangement under the ABCA, be effective in accordance with its terms; and

(d)

such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the Petition is directed to be heard before the Court of Queen's Bench of Alberta at the Court House, 611 - 4th Street S.W., Calgary, Alberta, Canada, on Wednesday, January 11, 2006 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard.  Any Rolling Thunder Securityholder, San Telmo Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Rolling Thunder Securityholder, San Telmo Securityholder or other interested party files with the Court and serves upon Rolling Thunder and San Telmo, on or before 4:00 p.m. (Calgary time) on Wednesday, January 4, 2006, a Notice of Intention to Appear setting out such Rolling Thunder Securityholder's, San Telmo Securityholder's or interested party's address for service and indicating whether such Rolling Thunder Securityholder, San Telmo Securityholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court.  Service on Rolling Thunder and San Telmo is to be effected by delivery to their solicitors at the addresses set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Rolling Thunder Securityholders, San Telmo Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement.  If you do not file a Notice of Intention to Appear and attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.  In the event the hearing is adjourned, only those persons who have filed and served a Notice of Appearance shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated November 29, 2005, has given directions as to the calling and holding of special meetings of the Securityholders for the purpose of such Securityholders voting upon special resolutions to approve the Arrangement and, in particular, has directed that such registered Securityholders shall have the right to dissent under the provisions of section 191 of the ABCA, as amended by, and upon compliance with, the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis for an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements thereof with respect to the issuance of securities to Rolling Thunder Securityholders and San Telmo Securityholders resident in the United States.

AND FURTHER NOTICE IS GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholders or other interested party requesting the same by the under mentioned solicitors for Rolling Thunder and San Telmo upon written request delivered to such solicitors as follows:

Bennett Jones LLP Barristers & Solicitors 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, T2P 4K7 Attention: Mr. Anthony L. Friend, Q.C. Facsimile: (403) 265-7219	Gowling Lafleur Henderson LLP Barristers & Solicitors 1200, 700 – 2nd Street S.W. Calgary, Alberta, T2P 4V5 Attention: Mr. Peter S. Jull, Q.C. Facsimile: (403) 263-9193

Further notice of the steps in these proceedings will only be given to those who have filed a Notice of Intention to Appear.

DATED at the City of Calgary, in the Province of Alberta, this 29th day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF ROLLING THUNDER EXPLORATION LTD.

(signed) "Peter Bolton" President and Chief Executive Officer Rolling Thunder Exploration Ltd.

BY ORDER OF THE BOARD OF DIRECTORS OF SAN TELMO ENERGY LTD.

(signed) "William E. Schmidt" Director San Telmo Energy Ltd.

JOINT INFORMATION CIRCULAR AND PROXY STATEMENT

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Rolling Thunder Exploration Ltd. for use at the Rolling Thunder Meeting and any adjournments thereof and the management of San Telmo Energy Ltd. for use at the San Telmo Meeting and any adjournments thereof.  No Person has been authorized to give any information or make any representation in connection with the Continuance or the Arrangement or other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.  This Information Circular does not constitute an offer to sell securities, a solicitation of an offer to purchase securities or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation.  Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstance, create an implication that there has been no change in the information set forth therein since the date of this Information Circular.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix D and Schedule A to Appendix D, respectively, to this Information Circular.  You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".  Information contained in this Information Circular is given as of November 15, 2005 unless otherwise specifically stated.

INFORMATION FOR UNITED STATES SHAREHOLDERS

Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.  The financial statements for Rolling Thunder and San Telmo and certain pro-forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus are not comparable in all respects to financial statements and pro-forma and historical financial information of United States companies. Likewise, information concerning oil and gas properties, reserves and operations of Rolling Thunder and San Telmo has been prepared in accordance with Canadian disclosure standards and is not comparable in all respects to similar information for United States companies.

The NewCo Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(l0) thereof. The U.S. Securities Act imposes limitations on the resale of NewCo Shares issued pursuant to the Arrangement to persons who were "affiliates" of Rolling Thunder or San Telmo before the Arrangement or of NewCo after the Arrangement. See "Part III – The Arrangement – Other Matters – Securities Law Matters – United States" in this Information Circular.

The Arrangement and the acquisition, holding and disposition of securities of NewCo will have tax consequences under the laws of Canada and the United States. Certain information concerning tax consequences of the Arrangement for shareholders of Rolling Thunder and San Telmo who are United States and/or Canadian taxpayers is set forth under "Part III – The Arrangement – United States Federal Income Tax Consequences" and "Part III – The Arrangement – Canadian Federal Income Tax Consequences", respectively in this Information Circular. The information set forth in this Information Circular may not, however, fully address the tax consequences of a shareholder’s particular circumstances. The tax consequences of the Arrangement for holders of Rolling Thunder Options and holders of San Telmo Options are not described in this Information Circular.

Securityholders are advised to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situations, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Enforcement by Securityholders of civil liabilities under United States securities laws may be affected adversely by the fact that Rolling Thunder and San Telmo are organized under the laws of a jurisdiction outside the United States, that some or all of their officers and directors are residents of countries other than the United States, that some of the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Rolling Thunder and San Telmo and such persons may be located outside the United States.

All reserves disclosures are prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), issued by the Canadian Securities Administrators.  These standards differ significantly from the requirements of the SEC, and resource information included herein may not be comparable to similar information concerning U.S. companies.  The primary differences between the U.S. requirements and the NI 51-101 requirements are that: (i) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves; and (ii) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made, whereas NI 51-101 requires disclosure of proved reserves and the related future net revenue estimated using constant prices and costs as at the last day of the financial year, and of proved and probable reserves and related future net revenue using forecast prices and costs.  The definitions of proved reserves also differ.  Accordingly, information concerning descriptions of reserves contained in this Information Circular may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The NewCo Shares to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or the securities regulatory authorities of any state of the United States passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

CURRENCY EXCHANGE RATES

The financial statements included or incorporated by reference in this Information Circular are in Canadian dollars.  The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada (the "noon exchange rate").  These rates are set forth as United States dollars per Cdn $1.00 and are the inverse of the rates quoted by the Bank of Canada for Canadian dollars per U.S. $1.00.  On November 15, 2005, the noon exchange rate was Cdn $1.00 equalled to U.S. $0.8375.

	Three Months Ended September 30, 2005 ($)	Seven Months Ended July 31, 2005 ($)	Year Ended December 31 ($)
			2004	2003
High	0.8613	0.8342	0.8493	0.7738
Low	0.8044	0.7872	0.7159	0.6350
Average	0.8325	0.8107	0.7683	0.7135
Period Ended	0.8613	0.8157	0.8308	0.7738

All dollar amounts set forth in this Information Circular and the Appendices hereto are in Canadian dollars, except where otherwise indicated.

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Information Circular.  Terms and abbreviations used in the Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"ABCA" means the Business Corporations Act (Alberta), as amended, including the regulations promulgated thereunder.

"Acquisition Proposal" means any bona fide proposal with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving San Telmo or any of its subsidiaries; (ii) any acquisition by any Person of assets representing more than 20% of the book value (on a consolidated basis) of the assets of San Telmo and its subsidiaries (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of more than 20% of the issued and outstanding San Telmo Shares or other securities of San Telmo or any of its subsidiaries then outstanding; and (iv) any acquisition by San Telmo or any of its subsidiaries of a material amount or proportion of the assets or securities of another Person in a single transaction or a series of related transactions or similar transactions involving San Telmo or any of its subsidiaries, or a proposal to do so, or public announcement of its intention to close, excluding the transactions contemplated by this Agreement.

"Acumen" means Acumen Capital Finance Partners Limited, retained by Rolling Thunder to provide the Rolling Thunder Fairness Opinion.

"ADP" means ADP Investor Communications Services.

"Agreement Date" means the effective date of the Arrangement Agreement, being November 14, 2005.

"AJM" means AJM Petroleum Consultants Ltd., independent petroleum consultants based in Calgary, Alberta.

"Arrangement" means the arrangement under the provisions of section 193 of the ABCA, as set out in the Plan of Arrangement.

"Arrangement Agreement" means the amended and restated arrangement agreement effective as of the Agreement Date between Rolling Thunder and San Telmo, pursuant to which Rolling Thunder and San Telmo have proposed to implement the Arrangement, a copy of which is annexed as Appendix D to this Information Circular, including any amendments thereto.

"Arrangement Dissent Rights" means the right of dissent available to Securityholders in respect of the Arrangement pursuant to the ABCA, the Interim Order and Article 4 of the Plan of Arrangement.

"Arrangement Dissenting Securityholder" means a registered Securityholder who validly exercises, and does not, prior to the Effective Date, withdraw or otherwise relinquish, the Arrangement Dissent Rights.

"Arrangement Resolution" means the Rolling Thunder Arrangement Resolution or the San Telmo Arrangement Resolution, as applicable, and "Arrangement Resolutions" means, collectively, the Rolling Thunder Arrangement Resolution and the San Telmo Arrangement Resolution.

"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order is made so as to give effect to the Arrangement.

"Articles of Continuance" means the articles of continuance in respect of the Continuance required under section 188(3) of the ABCA to be filed with the Registrar prior to the filing of the Articles of Arrangement, a copy of which is attached as Appendix M to this Information Circular, including any amendments thereto.

"BCBCA" means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder.

"Beneficial Holders" means, collectively, Rolling Thunder Securityholders who do not hold Rolling Thunder Securities in their own names, and San Telmo Securityholders who do not hold San Telmo Securities in their own names.

"Business Day" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday, a Sunday or a statutory holiday under applicable Law.

"Cash Consideration" has the meaning ascribed to such term in the Plan of Arrangement.

"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement.

"Closing" has the meaning ascribed to such term in section 10.3 of the Arrangement Agreement.

"Confidentiality Agreement" has the meaning ascribed to such term in the Arrangement Agreement.

"Continuance" means the continuance of San Telmo into the Province of Alberta pursuant to section 188 of the ABCA.

"Continuance Dissent Rights" means the right of dissent available to San Telmo Shareholders in respect of the Continuance pursuant to the BCBCA.

"Continuance Dissenting Shareholder" means a registered San Telmo Shareholder who validly exercises, and does not, prior to the Effective Date, withdraw or otherwise relinquish the Continuance Dissent Rights.

"Continuance Resolution" means the special resolution approving the Continuance to be presented to, and considered by, the San Telmo Shareholders at the San Telmo Meeting, the full text of which is attached as Appendix B to this Information Circular.

"Court" means the Court of Queen's Bench of Alberta.

"Depositary" means Olympia at its offices as set forth in the Letter of Transmittal and Election Form.

"Dissent Rights" means the Continuance Dissent Rights and/or the Arrangement Dissent Rights, as applicable.

"Dissenting Securityholder" means an Arrangement Dissenting Securityholder and/or Continuance Dissenting Shareholder, as applicable.

"Effective Date" means the date shown on the Certificate.

"Effective Time" means the time on the Effective Date on which Articles of Arrangement are filed with the Registrar.

"Election Deadline" has the meaning ascribed to such term in the Plan of Arrangement.

"Fairness Opinions" means, collectively, the Rolling Thunder Fairness Opinion and the San Telmo Fairness Opinion.

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

"Governmental Entity" means any: (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"In-the-Money Options" has the meaning ascribed to such term in the Plan of Arrangement.

"Income Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder.

"Information Circular" means the Notices of Meeting and joint management information circular of Rolling Thunder and San Telmo to be mailed by Rolling Thunder and San Telmo to the Securityholders in connection with the holding of the Meetings and approval of the Continuance Resolution and Arrangement Resolutions.

"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, as the same may be amended, in respect of the Arrangement.

"Laws" means all statutes, regulations, statutory rules, orders, judgements, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity (including the TSXV), statutory body or self-regulatory authority and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"Letter of Transmittal and Election Form" has the meaning ascribed to such term in the Plan of Arrangement.

"Material Adverse Change" means any change, condition, event or development in the business, operations, quantity of reserves, rates of production, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Rolling Thunder or San Telmo, as applicable, that is, or could reasonably be expected to have, a Material Adverse Effect.

"Material Adverse Effect" means an effect that is or would reasonably be expected to be materially adverse to the financial condition, quantity of reserves, operations (including rates of production and/or sales of oil, gas and natural gas liquids), assets, liabilities or business of Rolling Thunder or San Telmo, as applicable, provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in any of the foregoing that arises or results from: (i) the announcement of the transactions contemplated by the Arrangement; (ii) conditions affecting the oil and gas industry generally; (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) any change in the market price of crude oil, natural gas or related hydrocarbons.

"Meeting" means the Rolling Thunder Meeting or the San Telmo Meeting, as applicable, and "Meetings" means, collectively, the Rolling Thunder Meeting and San Telmo Meeting.

"NewCo" means Rolling Thunder Exploration Ltd., an Alberta corporation resulting from the amalgamation of Rolling Thunder and San Telmo in accordance with the Plan of Arrangement.

"NewCo Board" means the board of directors of NewCo.

"NewCo Class A Shares" means class A common shares in the capital of NewCo.

"NewCo Class B Shares" means class B common shares in the capital of NewCo.

"NewCo Options" means options to acquire NewCo Class A Shares under the NewCo Stock Option Plan.

"NewCo Preferred Shares" means non-voting redeemable preferred shares of NewCo having the terms set forth in Schedule A to the Plan of Arrangement.

"NewCo Securities" means, collectively, the NewCo Class A Shares, NewCo Class B Shares, NewCo Preferred Shares and NewCo Options.

"NewCo Shareholders" means the holders of NewCo Shares.

"NewCo Shares" means, collectively, the NewCo Class A Shares, NewCo Class B Shares and NewCo Preferred Shares.

"NewCo Stock Option Plan" means the stock option plan of NewCo, which shall be the same as the Rolling Thunder Stock Option Plan.

"NewCo Warrants" means warrants to acquire NewCo Class A Shares.

"Notice of Meeting" means the notice of the Rolling Thunder Meeting or the San Telmo Meeting, as applicable, and "Notices of Meeting" means, collectively, the notice of the Rolling Thunder Meeting and the notice of the San Telmo Meeting.

"Notice of Petition" means the notice of petition by Rolling Thunder and San Telmo to the Court for the Final Order, which accompanies this Information Circular.

"Officer Obligations" has the meaning ascribed to such term in the Plan of Arrangement.

"Olympia" means Olympia Trust Company.

"Option Value" has the meaning ascribed to such term in the Plan of Arrangement.

"OTCBB" means the over-the-counter bulletin board of the National Association of Securities Dealers, Inc. in the United States.

"Pacific" means Pacific Corporate Trust Company.

"Parties" means, collectively, San Telmo and Rolling Thunder, and "Party" means either one of them.

"Per Security Consideration" means:

(i)

in the case of San Telmo Shares in respect of which a San Telmo Shareholder has delivered to the Depositary, in accordance with section 3.3 of the Plan of Arrangement, a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline electing to receive Cash Consideration in exchange for such San Telmo Shares, one NewCo Preferred Share for each such San Telmo Share, subject to reduction in accordance with section 3.4 of the Plan of Arrangement in respect of the aggregate amount of Cash Consideration to be delivered;

(ii)

in the case of San Telmo Shares in respect of which a San Telmo Shareholder has delivered to the Depositary, in accordance with section 3.3 of the Plan of Arrangement, a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline electing to receive NewCo Class A Shares in exchange for such San Telmo Shares or has not delivered to the Depositary a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline, 0.5 of a NewCo Class A Share for each such San Telmo Share;

(iii)

in the case of San Telmo Options that are In-the-Money Options, 0.5 of a NewCo Option having an exercise price per NewCo Class A Share equal to the difference between (a) the Fair Market Value of a NewCo Class A Share determined immediately after the Effective Time and (b) two times the Option Value of the San Telmo Option for which such NewCo Option was exchanged hereunder, and having an expiry date that is 120 days following the Effective Date;

(iv)

in the case of San Telmo Options other than In-the-Money Options, 0.5 of a NewCo Option having an exercise price per NewCo Class A Share equal to two times the exercise price of the applicable San Telmo Option and having an expiry date that is 120 days following the Effective Date;

(v)

in the case of Rolling Thunder Class A Shares, one NewCo Class A Share for each Rolling Thunder Class A Share;

(vi)

in the case of Rolling Thunder Class B Shares, one NewCo Class B Share for each Rolling Thunder Class B Share; and

(vii)

in the case of Rolling Thunder Options, one NewCo Option having the same exercise price per NewCo Class A Share and expiry date as the applicable Rolling Thunder Option.

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" or "Plan" means the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, as amended or supplemented from time to time.

"Pro-forma Combined Financial Statements" means the unaudited pro-forma combined financial statements for NewCo, after giving effect to the Arrangement as at and for the three months ended July 31, 2005.

"Registrar" means the Registrar of Corporations under the ABCA.

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that an arrangement may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority, including compliance with the "blue sky" or other applicable securities laws of any U.S. state where Securityholders reside.

"Rolling Thunder" means Rolling Thunder Exploration Ltd., a body corporate incorporated under the ABCA.

"Rolling Thunder Arrangement Resolution" means the special resolution approving the Arrangement to be presented and considered by the Rolling Thunder Securityholders at the Rolling Thunder Meeting, the full text of which is set out as Appendix A to this Information Circular.

"Rolling Thunder Board" means the Board of Directors of Rolling Thunder.

"Rolling Thunder Class A Shares" means the class A shares in the capital of Rolling Thunder.

"Rolling Thunder Class B Shares" means the class B shares in the capital of Rolling Thunder.

"Rolling Thunder Class A Shareholders" means the holders of Rolling Thunder Class A Shares.

"Rolling Thunder Class B Shareholders" means the holders of Rolling Thunder Class B Shares.

"Rolling Thunder Fairness Opinion" means the opinion of Acumen, dated November 24, 2005, a copy of which is attached as Appendix K to this Information Circular.

"Rolling Thunder Financial Statements" means the unaudited financial statements of Rolling Thunder for the three month period ended September 30, 2005.

"Rolling Thunder Governing Documents" means, collectively, the Certificate of Amendment and Registration of Restated Articles dated May 16, 2005, the Articles of Amendment dated May 16, 2005, the Certificate and Articles of Incorporation of Rolling Thunder dated March 24, 2005 and By-Law No. 1 and By-Law No. 2 of Rolling Thunder dated March 24, 2005.

"Rolling Thunder Meeting" means the special meeting of the Rolling Thunder Securityholders called to consider and vote upon the Arrangement.

"Rolling Thunder Optionholders" means the holders of Rolling Thunder Options.

"Rolling Thunder Options" means options to acquire Rolling Thunder Class A Shares under the Rolling Thunder Stock Option Plan.

"Rolling Thunder Securities" means, collectively, the Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and Rolling Thunder Options.

"Rolling Thunder Securityholders" means the holders from time to time of Rolling Thunder Securities.

"Rolling Thunder Shareholders" means the holders of Rolling Thunder Shares.

"Rolling Thunder Shares" means, collectively, the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares.

"Rolling Thunder Stock Option Plan" means the stock option plan of Rolling Thunder.

"Rule 61-501" means Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

"San Telmo" means San Telmo Energy Ltd., a body corporate incorporated under the BCBCA, and to be continued into the Province of Alberta under the ABCA pursuant to the Continuance.

"San Telmo Arrangement Resolution" means the special resolution approving the Arrangement to be presented and considered by the San Telmo Securityholders at the San Telmo Meeting, the full text of which is attached as Appendix C to this Information Circular.

"San Telmo Board" means the Board of Directors of San Telmo.

"San Telmo Engineering Report" means the evaluation report effective April 30, 2005 prepared by AJM in respect of the crude oil, natural gas and natural gas products reserves of San Telmo.

"San Telmo Fairness Opinion" means the opinion of Sayer, dated November 15, 2005, a copy of which is attached as Appendix L to this Information Circular.

"San Telmo Financial Statements" means the unaudited comparative financial statements of San Telmo as at and for the three month period ended July 31, 2005 and the audited comparative consolidated financial statements of San Telmo as at and for the years ended April 30, 2005 and April 30, 2004.

"San Telmo Governing Documents" means, collectively, the certificate of incorporation and articles of San Telmo (formerly 528631 B.C. Ltd.) dated October 7, 1996, certificate of name change dated January 31, 1997, certificate of name change dated August 15, 2002 and Notice of Articles dated October 22, 2004.

"San Telmo Meeting" means the special meeting of the San Telmo Shareholders called to consider and vote upon the Continuance and the special meeting of the San Telmo Securityholders called to consider and vote upon the Arrangement.

"San Telmo Optionholders" means the holders of San Telmo Options;

"San Telmo Options" means the outstanding options to acquire San Telmo Shares granted under the San Telmo Stock Option Plan;

"San Telmo Securities" means, collectively, the San Telmo Shares and the San Telmo Options.

"San Telmo Securityholders" means, the holders of San Telmo Securities.

"San Telmo Shareholders" means the holders of San Telmo Shares.

"San Telmo Shares" means the common shares in the capital of San Telmo.

"San Telmo Warrants" means warrants to purchase San Telmo Shares.

"Sayer" means Sayer Securities Limited, retained by San Telmo to provide the San Telmo Fairness Opinion.

"SEC" means the United States Securities and Exchange Commission.

"Securities" means, collectively, the Rolling Thunder Securities and the San Telmo Securities.

"Securityholders" means, collectively, the Rolling Thunder Securityholders and the San Telmo Securityholders.

"Shares" means, collectively, the Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and San Telmo Shares.

"Shareholder" means a holder of Shares.

"Superior Proposal" has the meaning ascribed thereto in subsection 5.3(b) of the Arrangement Agreement.

"TSXV" means the TSX Venture Exchange.

"U.S." or "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Words importing the singular number may include the plural and vice versa and words importing any gender include all genders.

ABBREVIATIONS

In this Information Circular the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids		Natural Gas
bbl bbls bbls/d boe boe/d Mbbl Mboe NGL stb	barrel barrels barrels per day barrels of oil equivalent barrels of oil equivalent per day thousand barrels thousand barrels of oil equivalent natural gas liquids standard stock tank barrel	Mcf Mcf/d MMcf MMcf/d Bcf	thousand cubic feet thousand cubic feet per day million cubic feet million cubic feet per day billion cubic feet

Other

AECO API ARTC m3 M$	Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas) American Petroleum Institute Alberta Royalty Tax Credit cubic metres thousands of dollars

Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation.  A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Circular, including all Appendices hereto and all documents incorporated by reference herein, contains forward-looking statements.  All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding Rolling Thunder's, San Telmo's or NewCo's future financial position, business strategy, proposed acquisitions, budgets, litigation, project costs and plans and objectives of management for future operations.  Many of these statements can be identified by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.  Rolling Thunder and San Telmo cannot assure you that the plans, intentions or expectations upon which these forward-looking statements are based will occur.  These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular.  Although Rolling Thunder and San Telmo believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  Some of the risks which could affect Rolling Thunder's, San Telmo's or NewCo's future results and could cause the results to differ materially from those expressed in these forward-looking statements include: the impact of general economic conditions in Canada and the United States; industry conditions, including fluctuations in the price of oil and natural gas and royalties payable in respect of oil and gas production; the impact of governmental regulation of the oil and gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; stock market volatility; the need to obtain required approvals from regulatory authorities; the uncertainty inherent in estimating oil and gas reserves; the impact of competition; difficulties encountered during the exploration for and production of oil and gas; variations in production and problems inherent to the marketability of oil and gas, including the proximity to and capacity of oil and gas pipelines and processing equipment; reservoir characteristics; and the uncertainty inherent in attracting capital.

The information set forth under the heading "Part IV – Information Relating to NewCo, Post-Arrangement – Risk Factors" in this Information Circular and under "Risk Factors" in Appendix F and Appendix G hereto identifies additional factors that could affect Rolling Thunder's, San Telmo's or NewCo's respective operations, results and performance.  Securityholders should carefully consider these factors.

Any forward-looking statements are expressly qualified in their entirety by this cautionary statement.  Moreover, neither Rolling Thunder, San Telmo nor anyone else assumes responsibility for the accuracy or completeness of any forward-looking statements.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and both Rolling Thunder and San Telmo undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise, except as required pursuant to applicable securities law and policy.  Securityholders should not place undue reliance on forward-looking statements.

SUMMARY OF INFORMATION CIRCULAR

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this Summary are defined in the "Glossary of Terms".  In this summary, all dollar amounts are in Canadian dollars unless otherwise indicated.

The Corporations

Rolling Thunder is a publicly traded oil and gas corporation which is engaged in the acquisition of, exploration for, and exploitation, development and production of oil and natural gas in western Canada.  Rolling Thunder does not currently have any production.

San Telmo is a publicly traded oil and gas corporation engaged in the acquisition of, exploration for, and exploitation, development and production of oil and natural gas in western Canada.  For the three months ended July 31, 2005, San Telmo's average daily production was 116 bbls/d of oil and liquids and 2,361 Mcf/d of natural gas.

The Rolling Thunder Meeting

The Rolling Thunder Meeting will be held on Tuesday, January 10, 2006 at 10:00 a.m. (Calgary time), at the offices of Bennett Jones LLP, 4500 Bankers Hall East, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7, for the purpose of considering and, if deemed advisable, passing, with or without variation, the Rolling Thunder Arrangement Resolution.

The San Telmo Meeting

The San Telmo Meeting will be held on Tuesday, January 10, 2006 at 11:00 a.m. (Vancouver time), at the Terminal City Club, 852 West Hastings Street, Vancouver, British Columbia for the purpose of considering and, if deemed advisable, passing, with or without variation, the Continuance Resolution and the San Telmo Arrangement Resolution.

Description of the Continuance

San Telmo is currently a corporation registered in the Province of British Columbia and is subject to the provisions of the BCBCA.  A fundamental step in the Plan of Arrangement requires that Rolling Thunder and San Telmo amalgamate pursuant to applicable provisions of the ABCA.  In order to do so, both Parties must be corporations registered in the Province of Alberta and subject to the provisions of the ABCA.  As a result, it is a condition precedent to the closing of the Arrangement that the Continuance Resolution be approved by 66 2/3% of the San Telmo Shareholders at the San Telmo Meeting.  If the Continuance Resolution is not approved at the San Telmo Meeting, the Arrangement will not proceed in its present form, or at all.  See "Part II – The Continuance".  See also Appendix B to this Information Circular for the full text of the Continuance Resolution.

Description of the Arrangement

On November 1, 2005, Rolling Thunder and San Telmo entered into the Arrangement Agreement (which was subsequently amended and restated on November 14, 2005), a copy of which is attached as Appendix D to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement. The description in this Information Circular of the Arrangement and the Arrangement Agreement is a summary only and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement.

The following summarizes the events which will occur under the Plan of Arrangement on the Effective Date if all conditions to the implementation of the Arrangement (including obtaining the requisite Court and Securityholder approvals) have been satisfied or waived:

(1)

Rolling Thunder Securities held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to San Telmo and cancelled and San Telmo Securities held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to Rolling Thunder and cancelled and, as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Rolling Thunder Securityholders and San Telmo Securityholders, respectively, other than the right to be paid the fair value of their Rolling Thunder Securities or San Telmo Securities, as the case may be, and the names of such Dissenting Securityholders shall be removed from the registers of the holders thereof;

(2)

San Telmo and Rolling Thunder shall be amalgamated and continued as one corporation, NewCo, in accordance with the following:

(a)

the articles of NewCo shall be the same as the articles of Rolling Thunder except that the authorized capital of NewCo shall consist of an unlimited number of class A shares, an unlimited number of class B shares, an unlimited number of preferred shares and an unlimited number of series 1 preferred shares, each with the rights, privileges and restrictions as substantially set forth in Schedule A to the Plan;

(b)

the by-laws of NewCo shall be the by-laws of Rolling Thunder;

(c)

the first directors of NewCo shall be the directors of Rolling Thunder;

(d)

the first officers of NewCo shall be the officers of Rolling Thunder;

(e)

the registered office of NewCo shall be the registered office of Rolling Thunder;

(f)

the NewCo Stock Option Plan shall be the Rolling Thunder Stock Option Plan;

(g)

the property of each of San Telmo and Rolling Thunder shall continue to be the property of NewCo;

(h)

NewCo shall continue to be liable for the obligations of each of San Telmo and Rolling Thunder;

(i)

any existing cause of action, claim or liability to prosecution of either of San Telmo or Rolling Thunder shall be unaffected;

(j)

any civil, administrative or civil action or proceeding pending by or against either of San Telmo or Rolling Thunder may continue to be prosecuted by or against NewCo;

(k)

a conviction against, or ruling, order or judgment in favour of or against, either of San Telmo or Rolling Thunder may be enforced by or against NewCo;

(l)

the Articles of Incorporation and Articles of Amendment of Rolling Thunder shall be deemed to be the Articles of Incorporation of NewCo and the Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles of Rolling Thunder shall be deemed to be the Certificate of Incorporation of NewCo; and

(m)

each of the Rolling Thunder Securities and each of the San Telmo Securities that is not held by a Rolling Thunder Securityholder or San Telmo Securityholder, as the case may be, who has exercised its right of dissent in accordance with Article 4 of the Plan and who is ultimately entitled to be paid the fair value of the applicable Rolling Thunder Securities or San Telmo Securities, as the case may be, will be cancelled without any act or formality on the part of the Rolling Thunder Securityholder or San Telmo Securityholder, as the case may be, in exchange for the Per Security Consideration;

(3)

each NewCo Preferred Share shall be redeemed by NewCo in accordance with the terms of the NewCo Preferred Shares in exchange for a cash payment in the amount of $0.60;

(4)

in connection with the exchange of Rolling Thunder Securities and San Telmo Securities for NewCo Securities pursuant to paragraph 3.1(b)(xiii) of the Plan, no fractional NewCo Securities shall be issued and, in lieu of any fractional entitlement, the number of NewCo Securities issued to the former holders of Rolling Thunder Securities and San Telmo Securities shall be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of shares if the fractional entitlement is less than 0.5, provided that in respect of the exchange of Rolling Thunder Options and San Telmo Options for NewCo Options fractional entitlements shall, in all cases, be rounded down; and

(5)

the stated capital of each:

(a)

NewCo Preferred Share issued pursuant to section 3.1(b) of the Plan shall be $0.60;

(b)

NewCo Class B Share issued pursuant to section 3.1(b) of the Plan shall be $0.01; and

(c)

NewCo Class A Share shall be the amount obtained when (A) the paid-up capital of the Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and San Telmo Shares (immediately prior to the Effective Time and excluding any paid-up capital for shares held by Rolling Thunder, San Telmo or Dissenting Securityholders) less the aggregate stated capital of the NewCo Preferred Shares and NewCo Class B Shares (immediately after the Effective Time) is divided by (B) the number of issued NewCo Class A Shares (immediately after the Effective Time).

For the Arrangement to proceed, it must be approved by: (a) at least 66 2/3% of all of the votes cast by holders of Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and Rolling Thunder Options, voting together as a class, present in person or by proxy, at the Rolling Thunder Meeting; (b) at least 66 2/3% of all of the votes cast by holders of San Telmo Shares and San Telmo Options, voting together as a class, present in person or by proxy, at the San Telmo Meeting; (c) a majority of holders of Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, voting as two separate classes, excluding the votes cast in respect of the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, respectively, beneficially owned or controlled by persons whose votes may not be included under Rule 61-501; and (d) a majority of holders of San Telmo Shares, excluding the votes cast in respect to the San Telmo Shares beneficially owned or controlled by persons whose votes may not be included under Rule 61-501.  If such approvals are obtained and if other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will be completed on or about the date of the later of the Rolling Thunder Meeting and the San Telmo Meeting.  Furthermore, the Arrangement will not be effected unless and until the Continuance Resolution is approved by at least 66 2/3% of the votes cast by San Telmo Shareholders, present in person or by proxy, at the San Telmo Meeting, and the Articles of Continuance are filed with the Registrar.

The respective obligations of Rolling Thunder and San Telmo to complete the transactions contemplated by the Plan of Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. If the Arrangement is approved by the Securityholders, the Final Order is obtained, and all of the conditions to completion of the Arrangement are fulfilled or waived, Rolling Thunder and San Telmo are required to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA in order to give effect to the Arrangement.

Directors and Officers

The NewCo Board, following the completion of the Arrangement, will be composed of Messrs. Keith Macdonald (Chair), Brian Bass, Peter Bolton, Ken Ellison and Raymond Smith.  The senior officers of NewCo following the Arrangement will be the current senior officers of Rolling Thunder.  See "Part IV – Information Relating to NewCo, Post-Arrangement – Directors and Officers of NewCo" in this Information Circular.

Benefits of the Arrangement

The Rolling Thunder Board and management and the San Telmo Board and management believe that the Arrangement is in the best interests of the Rolling Thunder Securityholders and the San Telmo Securityholders, respectively, and that the Arrangement provides a number of benefits, including:

(a)

the combined company will have a larger production base and greater financial resources, enabling it to more effectively undertake and accelerate its oil and natural gas development and exploration opportunities;

(b)

the combined company will have a focused and experienced management team with a strong record for creating shareholder value;

(c)

the combined company will have increased operating efficiencies;

(d)

the combined company will have increased market capitalization and a wider shareholder base allowing greater access to capital and improved liquidity;

(e)

the combined company will have a stronger balance sheet providing for greater financial flexibility;

(f)

the combined company will have a balanced inventory of exploration and development projects; and

(g)

the transaction provides generally for the tax deferred rollover of Rolling Thunder Shares and San Telmo Shares into NewCo Shares under the Income Tax Act for Rolling Thunder Shareholders and San Telmo Shareholders resident in Canada and a tax free disposition of Rolling Thunder Shares and San Telmo Shares into NewCo Shares for Rolling Thunder Shareholders and San Telmo Shareholders not resident in Canada.  See "Part III – The Arrangement – Canadian Federal Income Tax Considerations" in this Information Circular.

Effect of the Arrangement

Each Securityholder, other than Dissenting Securityholders, will be deemed to transfer the Rolling Thunder Securities or San Telmo Securities, as applicable, held by them to NewCo in exchange for the applicable number of NewCo Securities determined by the Per Security Consideration.

Assuming there are no Dissenting Securityholders and assuming the maximum aggregate Cash Consideration is elected to be received, there will be approximately 29,037,584 NewCo Class A Shares and 810,000 NewCo Class B Shares outstanding after giving effect to the Arrangement, on a non-diluted basis.  Current Rolling Thunder Securityholders will hold approximately 10,820,000 NewCo Class A Shares and 810,000 NewCo Class B Shares, on a non-diluted basis, immediately following completion of the Arrangement, representing approximately 37% and 100% of the issued and outstanding  NewCo Class A Shares and NewCo Class B Shares, respectively.  Current San Telmo Securityholders will hold approximately 18,217,584 NewCo Class A Shares (on a non-diluted basis) immediately following completion of the Arrangement, representing approximately 63% of the issued and outstanding NewCo Class A Shares (non-diluted).  The foregoing information is approximate due to the rounding of fractional shares pursuant to the Arrangement.

Assuming there are no Dissenting Securityholders and assuming no Cash Consideration is elected to be received, there will be approximately 33,204,251 NewCo Class A Shares and 810,000 NewCo Class B Shares outstanding after giving effect to the Arrangement, on a non-diluted basis.  Current Rolling Thunder Securityholders will hold approximately 10,820,000 NewCo Class A Shares and 810,000 NewCo Class B Shares, on a non-diluted basis, immediately following completion of the Arrangement, representing approximately 33% and 100% of the issued and outstanding  NewCo Class A Shares and NewCo Class B Shares (non-diluted), respectively.  Current San Telmo Shareholders will hold approximately 22,384,251 NewCo Class A Shares (on a non-diluted basis) immediately following completion of the Arrangement, representing approximately 67% of the issued and outstanding NewCo Class A Shares (non-diluted).  The foregoing information is approximate due to the rounding of fractional shares pursuant to the Arrangement.

The following diagram illustrates the effect of the Arrangement on Securityholders.

Subsequent to the completion of the Arrangement, NewCo will also have outstanding, subject to agreements previously entered into by Rolling Thunder and San Telmo, agent's options to acquire 495,000 NewCo Class A Shares at a price of $1.00 and warrants to acquire 810,000 NewCo Class A Shares at a price of $1.64, which expire on June 11, 2006.  See "Part III - The Arrangement - Effect of the Arrangement" in this Information Circular.

The Arrangement Agreement

Rolling Thunder and San Telmo entered into the Arrangement Agreement, which provides for the implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement Agreement contains representations and warranties of and from each of Rolling Thunder and San Telmo, covenants (including restrictions on interim operations and other matters) of and from each of Rolling Thunder and San Telmo, and various conditions precedent, with respect to each of Rolling Thunder and San Telmo, to the implementation of the Arrangement.  See "Part III – The Arrangement – The Arrangement Agreement".

Procedure for the Arrangement to become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)

the Arrangement must be approved by the Securityholders in the manner set forth in the Interim Order;

(b)

the Court must grant the Final Order approving the Arrangement;

(c)

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including the filing of the Articles of Continuance with the Registrar, must be satisfied or waived by the appropriate Party; and

(d)

the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Securityholder Approvals

The Interim Order provides that the Rolling Thunder Arrangement Resolution is required to be approved by 66 2/3% of all of the votes cast on such resolution by Rolling Thunder Securityholders, voting together as a class, present in person or by proxy at the Rolling Thunder Meeting and by a majority of holders of Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, voting as two separate classes, excluding the votes cast in respect to the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, respectively, beneficially owned or controlled by persons whose votes may not be included under Rule 61-501 (representing an aggregate of 670,000 Rolling Thunder Class A Shares, and 9,000 Rolling Thunder Class B Shares and 70,000 Rolling Thunder Options held by Mr. Brian Bass) such that: (a) each Rolling Thunder Class A Shareholder is entitled to one vote for each Rolling Thunder Class A Share held; (b) each Rolling Thunder Class B Shareholder is entitled to one vote for each Rolling Thunder Class B Share held; and (c) each Rolling Thunder Optionholder is entitled to one vote for each Rolling Thunder Class A Share such holder would be entitled to receive upon the exercise of its Rolling Thunder Options.

The Interim Order provides that the San Telmo Arrangement Resolution is required to be approved by 66 2/3% of all of the votes cast on such resolution by San Telmo Securityholders, voting together as a class, present in person or by proxy at the San Telmo Meeting and by a majority of holders of San Telmo Shares, excluding the votes cast in respect to the San Telmo Shares beneficially owned or controlled by persons whose votes may not be included under Rule 61-501 (representing an aggregate of 2,237,176 San Telmo Shares and 1,300,000 San Telmo Options held by Mr. Brian Bass) such that: (a) each San Telmo Shareholder is entitled to one vote for each San Telmo Share held; and (b) each San Telmo Optionholder is entitled to one vote for each San Telmo Share such holder would be entitled to receive upon the exercise of its San Telmo Options.

See "Part III – The Arrangement – Procedure for the Arrangement to Become Effective" in this Information Circular.  See also Appendix A  and Appendix C to this Information Circular for the full text of the Arrangement Resolutions.

Court Approval

The ABCA provides that the Arrangement requires Court approval.  On November 29, 2005 Rolling Thunder and San Telmo obtained the Interim Order providing for the calling and holding of the Meetings and other procedural matters. The Interim Order is attached as Appendix E to this Information Circular.

Subject to the terms of the Arrangement Agreement and to the Rolling Thunder Arrangement Resolution, the Continuance Resolution and the San Telmo Arrangement Resolution being approved at the Meetings in the manner required by the Interim Order, Rolling Thunder and San Telmo will make application to the Court for the Final Order at the Court, 611 - 4th Street S.W., Calgary, Alberta on Wednesday, January 11, 2006 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard.  Any Securityholder or other interested party who wishes to participate in, or be represented at, the hearing may do so, subject to filing with the Court and serving on Rolling Thunder and San Telmo a Notice of Intention to Appear on or before 4:00 p.m. on Wednesday, January 4, 2006, together with any evidence or materials which are to be presented to the Court, setting out the Securityholder's or other interested party's address for service and indicating whether such Securityholder or other interested party intends to support or oppose the petition or make submissions.  See "Notice of Petition" in this Information Circular.  See "Part III – The Arrangement – Procedure for the Arrangement to become Effective – Court Approval".

The Court will be informed prior to the hearing that, if such declaratory judgment is granted, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, the NewCo Securities to be distributed pursuant to the Arrangement.  See "Part III – The Arrangement – Other Matters – Securities Law Matters".  In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities contemplated by the Arrangement are fair to those Rolling Thunder Securityholders to whom securities will be issued upon completion of the Arrangement and fair to those San Telmo Securityholders to whom securities will be issued upon completion of the Arrangement.

Continuance

The Arrangement requires the San Telmo Shareholders to pass the Continuance Resolution and San Telmo to file the Articles of Continuance.  The Arrangement Agreement provides that the Continuance is a condition precedent to the arrangement being effective.  See "Part II – The Continuance".

Regulatory Approvals

The Arrangement requires approval of certain regulatory authorities.  The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective.  Rolling Thunder will make application to such authorities prior to the Effective Date in order to obtain all approvals required in respect of the Arrangement. There can be no assurance that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Rolling Thunder and San Telmo.  See "Part III – The Arrangement – Procedure for the Arrangement to become Effective – Regulatory Approvals".

Timing

If the Meetings are held as scheduled and are not adjourned, and the other necessary conditions of the Arrangement are satisfied or waived, Rolling Thunder and San Telmo will apply to the Court for the Final Order approving the Arrangement.  If the Final Order is obtained on January 11, 2006 in form and substance satisfactory to Rolling Thunder and San Telmo, and all other conditions specified are satisfied or waived, Rolling Thunder and San Telmo expect the Effective Date of the Arrangement will be on or about January 11, 2006.  See "Part III – The Arrangement – Timing".

Fairness Opinions

The Rolling Thunder Board retained Acumen as its financial advisors pursuant to an agreement effective October 6, 2005.  Pursuant to this agreement, Acumen has considered the fairness, from a financial point of view, of the Arrangement to the Rolling Thunder Shareholders.

The Rolling Thunder Board has received the Rolling Thunder Fairness Opinion from Acumen, which states that, on the basis of the assumptions and considerations summarized therein and based on the Per Security Consideration, Acumen views the Arrangement as fair, from a financial point of view, to the Rolling Thunder Shareholders.

The San Telmo Board retained Sayer as its financial advisors pursuant to an agreement effective October 6, 2005.  Pursuant to this agreement, Sayer has considered the fairness, from a financial point of view, of the Arrangement to the San Telmo Securityholders.

The San Telmo Board has received the San Telmo Fairness Opinion from Sayer, which states that, on the basis of the assumptions and considerations summarized therein and based on the Per Security Consideration, Sayer views the Arrangement as fair, from a financial point of view, to the San Telmo Shareholders.

See "Part III – The Arrangement – Fairness Opinions" and the Fairness Opinions attached as Appendix K and Appendix L to this Information Circular.  The Fairness Opinions should be read carefully and in their entirety.

Recommendations of the Boards

The Rolling Thunder Board has determined that the Arrangement is in the best interests of Rolling Thunder and the Rolling Thunder Securityholders and is fair to the Rolling Thunder Securityholders and, as such, has authorized the submission of the Arrangement to the Rolling Thunder Securityholders for approval and to the Court for the Final Order.

The Rolling Thunder Board recommends that Rolling Thunder Securityholders vote in favour of the Arrangement Resolution.  See "Part III – The Arrangement – Recommendations of the Boards".

The San Telmo Board has determined that the Arrangement is in the best interests of San Telmo and the San Telmo Securityholders and is fair to the San Telmo Securityholders and, as such, has authorized the submission of the Arrangement to the San Telmo Securityholders for approval and to the Court for the Final Order.

The San Telmo Board recommends that San Telmo Securityholders vote in favour of the Arrangement Resolution.  See "Part III – The Arrangement – Recommendation of the Boards".

Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon

As of the date hereof, the directors and officers of Rolling Thunder, as a group, beneficially own or control, directly or indirectly, or exercise control or direction over, 3,918,000 Rolling Thunder Class A Shares and 28,925 Rolling Thunder Class B Shares.  The directors and officers of Rolling Thunder have indicated their intention to vote the Rolling Thunder Securities beneficially held or controlled by them in favour of the Arrangement.  All of the directors and officers of Rolling Thunder have entered into the Shareholder Support Agreements requiring them to vote their Rolling Thunder Securities in favour of the Arrangement.  See "Part III – The Arrangement – Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon".

As of the date hereof, the directors and officers of San Telmo, as a group, beneficially own or control, directly or indirectly, or exercise control or direction over, 3,140,624 San Telmo Shares.  The directors and officers of San Telmo have indicated their intention to vote the San Telmo Securities beneficially held or controlled by them in favour of the Continuance and Arrangement.  All of the directors and officers of San Telmo have entered into the Shareholder Support Agreements requiring them to vote their San Telmo Securities in favour of the Arrangement.  See "Part III – The Arrangement – Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon".

Expenses of the Arrangement

If completed, all out-of-pocket expenses incurred in connection with the Arrangement, the transactions contemplated thereby, the Meetings and the preparation and mailing of the Information Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be borne by the Party incurring such expenses.  See "Part III – The Arrangement – Expenses of the Arrangement".

Stock Exchange Listings

The Rolling Thunder Class A Shares and Rolling Thunder Class B Shares are currently quoted on the TSXV under the symbols "ROL.A" and "ROL.B", respectively.  On November 1, 2005, the last trading day prior to the date of the announcement of the proposed Arrangement and the last trading day on which Rolling Thunder Class B Shares were traded on the TSXV, the closing price of the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares on the TSXV was $1.15 per share and $3.56 per share, respectively.  On November 15, 2005, the closing price of the Rolling Thunder Class A Shares on the TSXV was $1.15 per share.

The San Telmo Shares are listed and posted for trading on the TSXV under the symbol "STU" and on the OTCBB under the symbol "STUOF".  On November 1, 2005, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the San Telmo Shares on the TSXV was $0.40 per share and the closing price of the San Telmo Shares on the OTCBB was U.S. $0.36 per Share.  On November 15, 2005, the closing price of the San Telmo Shares on the TSXV was $0.41 and the closing price on the OTCBB was U.S. $0.36.

It is a condition to the completion of the Arrangement that the TSXV shall have approved the listing of the NewCo Class A Shares and NewCo Class B Shares.  Application has been made to list the NewCo Shares on the TSXV and conditional approval to do so was granted by the TSXV on Thursday, November 24, 2005.  See "Part III – The Arrangement – Stock Exchange Listings".

Canadian Federal Income Tax Considerations

Generally, a Securityholder will not recognize a gain or loss on the exchange of Rolling Thunder Securities or San Telmo Securities, as applicable, for NewCo Securities under the Arrangement.  Holders of NewCo Preferred Shares who are resident in Canada will realize a capital gain (or capital loss) on the redemption of the NewCo Preferred Shares to the extent that the proceeds received exceed the adjusted cost base of such NewCo Preferred Shares.  One half of capital gains are subject to tax.  See "Part III – The Arrangement – Canadian Federal Income Tax Considerations".

Rights of Dissent

Continuance Dissent Rights

Registered San Telmo Shareholders have the right to dissent in respect of the Continuance Resolution and, if the Continuance becomes effective, to be paid the fair value of their San Telmo Shares in accordance with the provisions of sections 237 to 247 of the BCBCA.  A Continuance Dissenting Shareholder (as defined in the accompanying Joint Information Circular and Proxy Statement) who wishes to dissent must deliver a written notice of dissent to San Telmo, at its registered office address, 430-580 Hornby Street, Vancouver, British Columbia, V6C 3B6, at least two days before the San Telmo Meeting, and the Continuance Dissenting Shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA.  See Appendix J to this Information Circular for a copy of the provisions of sections 237 to 247 of the BCBCA.

Arrangement Dissent Rights

Pursuant to the Interim Order, registered Rolling Thunder Securityholders have been granted the right to dissent in respect of the Rolling Thunder Arrangement Resolution, and, if the Arrangement becomes effective, to be paid the fair value of their securities in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order.  To exercise such right, Rolling Thunder must receive from the Dissenting Securityholder a written objection to the Arrangement Resolution, delivered to Rolling Thunder, c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Mr. Anthony L. Friend, Q.C., by 5:00 p.m. (Calgary time) two Business Days before the Rolling Thunder Meeting, and the Dissenting Securityholder must otherwise comply with section 191 of the ABCA, as modified by the Interim Order.  See Appendices E and I to this Information Circular for a copy of the Interim Order and the provisions of and section 191 of the ABCA, respectively.

Pursuant to the Interim Order, registered San Telmo Securityholders have been granted the right to dissent in respect of the San Telmo Arrangement Resolution, and, if the Arrangement becomes effective, to be paid the fair value of their securities in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order.  To exercise such right, San Telmo must receive from the Dissenting Securityholder a written objection to the Arrangement Resolution, delivered to San Telmo, Gowling Lafleur Henderson LLP, 1200, 700 – 2nd Street S.W. Calgary, Alberta, T2P 4V5, Attention: Mr. Peter S. Jull, Q.C., by 5:00 p.m. (Calgary time) two Business Days before the San Telmo Meeting, and the Dissenting Securityholder must otherwise comply with section 191 of the ABCA, as modified by the Interim Order.  See Appendices E and I to this Information Circular for a copy of the Interim Order and the provisions of section 191 of the ABCA, respectively.

General

The statutory provisions covering the Continuance Dissent Rights and Arrangement Dissent Rights are technical and complex. Failure to strictly comply with any of the requirements set forth in sections 237 to 247 of the BCBCA or section 191 of the ABCA, as modified by the Interim Order, may result in the loss of the Continuance Dissent Rights and Arrangement Dissent Rights, as applicable. Beneficial Holders whose securities are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such securities are entitled to dissent. Accordingly, a Beneficial Holder desiring to exercise Dissent Rights must make arrangements for the securities beneficially owned by such Beneficial Holder to be registered in his or her name prior to the time the written objection to the Continuance Resolution, the Rolling Thunder Arrangement Resolution or the San Telmo Arrangement Resolution, as applicable, is required to be received by Rolling Thunder or San Telmo, or alternatively, make arrangements for the registered holder of his or her Rolling Thunder Securities or San Telmo Securities to dissent on his or her behalf.  Pursuant to the Interim Order, a Securityholder that exercises the Arrangement Dissent Rights may not exercise the Arrangement Dissent Rights in respect of only a portion of such holder's securities.  See "Part III – The Arrangement - Rights of Dissent" in this Information Circular.

It is a condition to the Arrangement that holders of not more than 5% of the aggregate of the outstanding Rolling Thunder Securities and 5% of the aggregate of the outstanding San Telmo Securities shall have exercised Arrangement Dissent Rights.

Selected Financial Information

The following table sets out certain financial information for Rolling Thunder and San Telmo and certain pro-forma combined financial information for Rolling Thunder and San Telmo as at and for the three month period ended July 31, 2005 after giving effect to the Arrangement from May 1, 2005.  Pro-forma combined financial information for the year ended April 30, 2005 is not described below because such information would be the same as the financial information of San Telmo for such year due to the fact that Rolling Thunder was incorporated on March 24, 2005 and had not commenced commercial operations at April 30, 2005.  The following information should be read in conjunction with the Rolling Thunder Financial Statements and San Telmo Financial Statements incorporated by reference in Appendix F and Appendix G, respectively, to this Information Circular and the Pro-forma Combined Financial Statements set forth in Appendix H to this Information Circular.  See "Part IV – Information Relating to NewCo, Post-Arrangement – Selected Financial Information".

	Rolling Thunder As at and for the Period Ended September 30, 2005 ($000)	San Telmo As at and for the Three Months Ended July 31, 2005 ($000)	San Telmo As at and for the Year Ended April 30, 2005 ($000)	Pro-forma Combined As at and for the Three Months Ended July 31, 2005 ($000)
Revenue	71	1,787	4,245	1,858
Net income (loss)	(281)	68	(1,692)	(212)
Net income (loss) per Share Basic and diluted	(0.03)	0.001	(0.04)	(0.01)

Total Assets	12,602	10,570	9,253	14,921
Working Capital (Deficiency)	11,698	(1,975)	(1,967)	3,774
Dividends Declared	-	-	-	NA

Selected Reserves and Operational Information

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves.  There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.  The recovery and reserve estimates of the Party's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.

The following table sets forth certain reserves information for Rolling Thunder and San Telmo and pro-forma combined reserves information for Rolling Thunder and San Telmo, as at April 30, 2005. The following information should be read in conjunction with the information contained in Appendix F and Appendix G to this Information Circular.  See "Part IV – Information Relating to NewCo, Post-Arrangement – Selected Reserves and Operational Information".

	As at April 30, 2005	As at April 30, 2005	As at April 30, 2005
Forecast Prices and Costs	Rolling Thunder	San Telmo	Pro-forma Combined
Gross Reserves (Mboe)
Proved	-	913.3	913.3
Probable	-	1,174.2	1,174.2
Total	-	2,087.5	2,087.5
Net Reserves (Mboe)
Proved	-	580.7	580.7
Probable	-	854.2	854.2
Total	-	1,434.9	1,434.9

	As at April 30, 2005	As at April 30, 2005	As at April 30, 2005
Constant Prices and Costs	Rolling Thunder	San Telmo	Pro-forma Combined
Gross Reserves (Mboe)
Proved	-	913	913
Probable	-	1,183	1,183
Total	-	2,096	2,096
Net Reserves (Mboe)
Proved	-	577	577
Probable	-	852	852
Total	-	1,429	1,429

The following table sets forth the net present value of future net revenue, before deducting income taxes and discounted at 10%, derived from the reserves of Rolling Thunder and San Telmo, and pro-forma combined net present value of future net revenues before deducting income taxes, as at April 30, 2005.  The following information should be read in conjunction with the information contained in Appendix F and Appendix G to this Information Circular.

	As at April 30, 2005	As at April 30, 2005	As at April 30, 2005
Forecast Prices and Costs	Rolling Thunder (M$)	San Telmo (M$)	Pro-forma Combined (M$)
Proved	-	16,196	16,196
Probable	-	17,288	17,288
Total	-	33,484	33,484

	As at April 30, 2005	As at April 30, 2005	As at April 30, 2005
Constant Prices and Costs	Rolling Thunder (M$)	San Telmo (M$)	Pro-forma Combined (M$)
Proved	-	17,008	17,008
Probable	-	20,688	20,688
Total	-	37,696	37,696

The following table sets forth certain operational information for Rolling Thunder and San Telmo for the three months ended September 30, 2005 and July 31, 2005, respectively, and pro-forma operational information for the three month period ended July 31, 2005 after giving effect to the Arrangement, as at May 1, 2005. The following information should be read in conjunction with the information contained in Appendix F and Appendix G to this Information Circular.

	For the Three Months Ended September 30, 2005 Rolling Thunder	For the Three Months Ended July 31, 2005 San Telmo	Pro-forma Combined
Average daily production
Oil & NGL – bbls/d	-	116	116
Natural gas – Mcf/d	-	2,361	2,361
Combined boe/d @ 6:1	-	510	510

Average prices
Oil & NGL ($/bbls)	-	56.54	56.54
Natural gas ($/Mcf)	-	7.92	7.92
Combined ($/boe)	-	50.00	50.00

Rolling Thunder and San Telmo are, and NewCo will be, subject to certain risks that should be carefully considered.  These risks include volatility of commodity prices, operational risks and an inability to replace reserves.  See "Part IV – Information Relating to NewCo, Post-Arrangement – Risk Factors" in the Information Circular and "Risk Factors" in each of Appendix F and Appendix G hereto.

PART I - GENERAL PROXY MATTERS

Purpose of Solicitation

This Information Circular is provided in connection with the solicitation of proxies by the management of Rolling Thunder for use at the Rolling Thunder Meeting to be held at the offices of Bennett Jones LLP, 4500 Bankers Hall East Tower, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7, on Tuesday, January 10, 2006 at 10:00 a.m. (Calgary time) and at any adjournments thereof, and by the management of San Telmo for use at the San Telmo Meeting to be held at the Terminal City Club, 852 West Hastings Street, Vancouver, British Columbia on Tuesday, January 10, 2006 at 11:00 a.m. (Vancouver time) and at any adjournments thereof, for the purposes set forth in the Notices of Meeting accompanying this Information Circular.

Information contained herein is given as of November 15, 2005 unless otherwise specifically stated.  All sums are expressed in Canadian dollars unless otherwise indicated.

Solicitation and Revocation of Proxies

It is expected that the solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by the directors, officers, employees or agents of Rolling Thunder and San Telmo.  No remuneration will be paid to any person for soliciting proxies, but Rolling Thunder and San Telmo may, upon request, pay to brokerage firms, fiduciaries or other persons holding Rolling Thunder Securities or San Telmo Securities in their names for others, the charges incurred for distributing the forms of proxy ("Form of Proxy" or "Forms of Proxy", as applicable) to those persons for whom they hold Rolling Thunder Securities or San Telmo Securities.  The cost of such solicitation relating to the Rolling Thunder Meeting will be borne by Rolling Thunder and the cost of such solicitation relating to the San Telmo Meeting will be borne by San Telmo.

The Forms of Proxy are solicited by and on behalf of the management of Rolling Thunder and the management of San Telmo.  The persons named as proxies in the enclosed Forms of Proxy are directors and officers of Rolling Thunder or San Telmo, as applicable.  The blue Form of Proxy should be used by San Telmo Securityholders and the green Form of Proxy should be used by Rolling Thunder Securityholders.

A Securityholder submitting a proxy has the right to appoint a nominee (who need not be a Securityholder) to represent him or her at a Meeting other than the persons designated by management in the enclosed Forms of Proxy by inserting the name of the Securityholder's chosen nominee in the space provided for that purpose on the applicable enclosed Form of Proxy, and by striking out the names of the management designees printed thereon or by completing another proper instrument of proxy. Such Securityholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and instruct the nominee as to how the Securityholder's Rolling Thunder Securities or San Telmo Securities, applicable, are to be voted.

A Form of Proxy will not be valid at a Meeting or any adjournments thereof unless it is in writing and signed by the Securityholder or by his or her attorney authorized in writing or, if the Securityholder is a corporation, by a duly authorized officer or attorney of such corporation, and forwarded so it reaches or is deposited with Olympia, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, in the case of Rolling Thunder Securityholders, and Pacific, 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, in the case of San Telmo Securityholders, not later than 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time fixed for the Meetings, or any adjournments thereof.

A Securityholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy.  If a person who has given a proxy attends personally at a Meeting, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Securityholder or his or her attorney authorized in writing or, if the Securityholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited either at the head office of Rolling Thunder or San Telmo, at any time up to 4:30 p.m. (local time of the Meeting) on the last Business Day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.  A Securityholder who revokes his or her proxy and does not replace it with another that is deposited with Olympia or Pacific, as applicable, at least 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting may not vote his or her Securities in any manner at the Meeting.

Voting Shares and Principal Holders Thereof

The Rolling Thunder Board has fixed November 29, 2005 as the record date for the determination of Rolling Thunder Securityholders entitled to receive notice of the Rolling Thunder Meeting.  Rolling Thunder Class A Shareholders and Rolling Thunder Class B Shareholders of record on that date are entitled to receive notice of and attend the Rolling Thunder Meeting and to vote thereat on the basis of one vote for each Rolling Thunder Class A Share and Rolling Thunder Class B Share held, except to the extent that: (i) a registered Rolling Thunder Class A Shareholder or Rolling Thunder Class B Shareholder has transferred the ownership of any Rolling Thunder Class A Shares or Rolling Thunder Class B Shares subsequent to such date; and (ii) the transferee of those Rolling Thunder Class A Shares or Rolling Thunder Class B Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns such shares and demands, not later than 10 days before the Rolling Thunder Meeting, that his or her name be included on the list of the Rolling Thunder Securityholders entitled to vote at the Rolling Thunder Meeting, in which case the transferee shall be entitled to vote such Rolling Thunder Class A Shares or Rolling Thunder Class B Shares at the Meeting.   Rolling Thunder Optionholders of record on the record date are entitled to receive notice of and attend the Rolling Thunder Meeting and to vote thereat, together with the Rolling Thunder Shareholders, on the basis of one vote for each Rolling Thunder Class A Share such holder would be entitled to receive upon the valid exercise of its Rolling Thunder Options.  As at the date hereof, there were issued and outstanding 10,820,000 Rolling Thunder Class A Shares, 810,000 Rolling Thunder Class B Shares and 830,000 Rolling Thunder Options.  For the principal holders of Rolling Thunder Securities, see "Principal Shareholders" in Appendix F to this Information Circular.

Pursuant to the by-laws of Rolling Thunder, as modified by the Interim Order, business may be transacted at the Rolling Thunder Meeting if there are not less than two persons present at the Rolling Thunder Meeting, holding or representing not less than 5% of the Rolling Thunder Securities entitled to be voted at the Rolling Thunder Meeting.  The Interim Order provides that if no quorum is present within 30 minutes of the appointed time for the Rolling Thunder Meeting, the Rolling Thunder Meeting shall stand adjourned to a date, as determined by the Chairman of the Rolling Thunder Meeting, which is not less than seven days and not more than 30 days after the Rolling Thunder Meeting.  The Interim Order also provides that at such adjourned Rolling Thunder Meeting, those persons present in person or by proxy and entitled to vote at such Rolling Thunder Meeting will constitute a quorum at such adjourned Rolling Thunder Meeting.

The San Telmo Board has fixed November 29, 2005 as the record date for the determination of San Telmo Securityholders entitled to receive notice of the San Telmo Meeting.  San Telmo Shareholders of record on that date are entitled to receive notice of and attend the San Telmo Meeting and to vote thereat on the basis of one vote for each San Telmo Share held.  San Telmo Optionholders of record on the record date are entitled to receive notice of and attend the San Telmo Meeting and to vote thereat on the Arrangement Resolution, together with the San Telmo Shareholders, on the basis of one vote for each San Telmo Share such holder would be entitled to receive upon the valid exercise of the San Telmo Option.  As at the date hereof, there were issued and outstanding 44,768,502 San Telmo Shares and 3,700,000 San Telmo Options.  For the principal holders of San Telmo Securities, see "Principal Shareholders" in Appendix G to this Information Circular.

Pursuant to the articles of San Telmo business may be transacted at the San Telmo Meeting if there are not less than two persons present at the San Telmo Meeting, holding or representing not less than 5% of the San Telmo Securities entitled to be voted at the San Telmo Meeting.  The Interim Order provides that if no quorum is present within 30 minutes of the appointed time for the San Telmo Meeting, the San Telmo Meeting shall stand adjourned to a date, as determined by the Chairman of the San Telmo Meeting, which is not less than seven days and not more than 30 days after the San Telmo Meeting.  The Interim Order also provides that at such adjourned San Telmo Meeting, those persons present in person or by proxy and entitled to vote at such San Telmo Meeting will constitute  a quorum at such adjourned San Telmo Meeting.

Advice to Beneficial Holders of Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and San Telmo Shares

The information set forth in this section is of significant importance to a substantial number of Rolling Thunder Shareholders and San Telmo Shareholders who do not hold their Rolling Thunder Shares or San Telmo Shares, as applicable, in their own names.  Shareholders who do not hold their Shares in their own names should note that only proxies deposited by Shareholders whose names appear on the records of Rolling Thunder or San Telmo, as applicable, as the registered holders of Shares can be recognized and acted upon at the Meeting.  If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in such Shareholder's name on the records of Rolling Thunder or San Telmo, as applicable.  Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered in the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which company acts as a nominee for many Canadian brokerage firms. Shares held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the Meeting. The purpose of a form of proxy supplied to a Beneficial Holder by its broker is limited to instructing the broker how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP. ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy.  Beneficial Holders are requested to complete and return the Voting Instruction Form to ADP by mail or facsimile. Alternatively, Beneficial Holders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Shares held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meetings. A Beneficial Holder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at a Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Shares voted.  Beneficial Holders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Shares at a Meeting.

BENEFICIAL HOLDERS SHOULD ALSO INSTRUCT THEIR BROKERS OR OTHER INTERMEDIARIES TO COMPLETE THE LETTER OF TRANSMITTAL AND ELECTION FORMS REGARDING THE ARRANGEMENT WITH RESPECT TO SAN TELMO SHARES BENEFICIALLY OWNED BY SUCH BENEFICIAL HOLDERS.  THE FAILURE TO DO SO ON A TIMELY BASIS WILL PROHIBIT SUCH BENEFICIAL HOLDERS FROM ELECTING CASH AS A PORTION OF THE CONSIDERATION PAID FOR SUCH BENEFICIAL HOLDERS' SAN TELMO SHARES.

Voting of Proxies

The persons named in the enclosed Forms of Proxy will, if the instructions are clear, vote the Rolling Thunder Securities or San Telmo Securities, as applicable, represented by that Form of Proxy and, where the Securityholders specify a choice with respect to any matter to be acted upon, the Rolling Thunder Securities or San Telmo Securities, as applicable, will be voted on in accordance with the specification so made.

In the absence of such specification, the Rolling Thunder Securities or San Telmo Securities, as applicable, represented by the appropriate Form of Proxy will be voted in favour of the matters to be acted upon as set out herein.  The persons appointed under the Forms of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Forms of Proxy and Notices of Meeting and with respect to any other matters which may properly be brought before the Meetings.  In the event that amendments or variations to matters identified in the Notices of Meeting are properly brought before the Meetings, it is the intention of the Persons designated in the enclosed Forms of Proxy to vote in accordance with their best judgement on such matter or business.  At the time of printing this Information Circular, neither Rolling Thunder nor San Telmo knows of any such amendment, variation or other matter.

#

PART II – THE CONTINUANCE

San Telmo is currently a company incorporated in the Province of British Columbia and is subject to the provisions of the BCBCA.  A fundamental step in the Plan of Arrangement requires that Rolling Thunder and San Telmo amalgamate pursuant to the applicable provisions of the ABCA.  In order to do so, both Parties must be corporations registered in the Province of Alberta and subject to the provisions of the ABCA.  As such, the San Telmo Shareholders will be asked to vote on the Continuance Resolution to approve and authorize San Telmo to continue into the jurisdiction of Alberta under the ABCA as if San Telmo had been incorporated under the laws of the Province of Alberta. As part of such resolution, San Telmo Shareholders will also be asked to approve the Articles of Continuance and by-laws attached as Appendix M to this Information Circular.

It is a condition precedent to the closing of the Arrangement that the Continuance Resolution be approved by 66 2/3% of all the votes cast by San Telmo Shareholders entitled to vote upon the Continuance Resolution at the San Telmo Meeting.  If the Continuance Resolution is not approved at the San Telmo Meeting, the Arrangement will not proceed in its present form, or at all.

If the San Telmo Shareholders approve the Continuance, the Articles of Continuance will be filed with the Registrar subsequent to the San Telmo Meeting prior to the filing of the Articles of Arrangement.

The San Telmo Board may determine not to proceed with the Continuance at any time before or after the holding of the San Telmo Meeting but prior to the issuance of a Certificate of Continuance, without further action on the part of San Telmo Shareholders.

The ABCA provides that when a corporation continues under the ABCA:

(a)

the property of the corporation continues to be the property of the continued corporation;

(b)

the continued corporation continues to be liable for the obligations of the corporation;

(c)

an existing cause of action, claim or liability to prosecution is unaffected;

(d)

a civil, criminal or administrative action or proceeding pending by or against the corporation may be continued to be prosecuted by or against the continued corporation; and

(e)

a conviction against, or ruling, order or judgment in favour of or against, the corporation may be enforced by or against the continued corporation.

Upon the issuance of a Certificate of Continuance under the ABCA, the San Telmo Shareholders will become shareholders of an ABCA corporation. The provisions of the ABCA dealing with shareholder rights and protections are generally at least as broad as the BCBCA and San Telmo Shareholders will not lose any significant rights or protections as a result of the Continuance.

The following is a summary of certain differences between the BCBCA and ABCA.  This summary is not an exhaustive review of the two statutes and is of a general nature only.  This summary is not intended to be, and should not be construed to be, legal advice to any particular San Telmo Shareholder and, accordingly, such holder should consult its own legal advisor with respect to how the Continuance may affect such holder.

Directors

At least one-quarter of directors of a corporation incorporated under the ABCA must be resident Canadians.  By contrast, there are no residency requirements for directors of a company incorporated under the BCBCA.

Under the ABCA, directors may be removed  by ordinary resolution whereas under the BCBCA, directors may be removed by a special resolution or, if the Articles otherwise provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified.

Place of Meetings

The ABCA provides that meetings of shareholders must be held in Alberta, unless the corporation’s Articles provide otherwise.  Under the BCBCA, meetings may be held outside British Columbia if the location is provided for in the Articles, or the location is approved by the resolution required by the Articles for that purpose, if any, or otherwise by ordinary resolution, or the location of the meeting is approved in writing by the Registrar of Companies of British Columbia before the meeting is held.

Ability to Set Necessary Levels of Shareholder Consent

Under the BCBCA, a company, in its Articles, can establish levels for various shareholder approvals (other than those prescribed by the BCBCA).  The percentage of votes required for a special resolution can be specified in the Articles and may be no less than two-thirds and no more than three-quarters of the votes cast.  The ABCA does not provide for flexibility on shareholder approvals, which are either ordinary resolutions passed by a majority of the votes cast or, where specified in the ABCA, special resolutions which must be passed by two-thirds of the votes cast.

Shareholders’ Proposals

A shareholder of a corporation incorporated under the ABCA who is entitled to vote may submit notice of a shareholder proposal.  The BCBCA includes a more detailed regime for shareholder proposals than the ABCA.  For example, a person submitting a proposal under the BCBCA must have been a registered owner or beneficial owner of one or more shares carrying the right to vote at general meetings and must have owned such shares for an uninterrupted period of at least two years before the date of signing the proposal.  In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the issued shares of the corporation that carry the right to vote at general meetings or (ii) shares with a fair market value exceeding an amount prescribed by regulation (currently $2,000).

Sale of Undertaking

Under the ABCA, the sale by a corporation of all or substantially all of its assets, outside the ordinary course of business, is permitted only if authorized by special resolution.  Under the BCBCA, the sale, lease or disposition by a corporation of all or substantially all of its undertaking, outside the ordinary course of business, is permitted only if authorized by a special resolution.  Unlike the ABCA, however, the BCBCA exempts certain transactions involving affiliates.

Dissent Rights

The ABCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholders at the fair value of such shares. This dissent right is available where a corporation proposes to:  (a) amend its Articles to add, change or remove any provision restricting or constraining the issue or transfer of any class of shares; (b) amend its Articles to add, change or remove any restrictions on business or businesses that the corporation may carry on; (c) enter into certain statutory amalgamations; (d) continue out of the jurisdiction; and (e) sell, lease or exchange all or substantially all of its property.

The BCBCA provides a similar dissent remedy, although the procedure for exercising this remedy differs from that set forth in the ABCA and some of the circumstances in which the right to dissent arises are different.

Oppression Remedy

Under the ABCA, a shareholder, former shareholder, director, former director, officer or former officer and certain creditors of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order the court thinks fit where, in respect of a corporation or any of its affiliates, any act or omission effects a result, or the business or affairs are or have been carried on or conducted in a manner, or the powers of the directors are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer.

Pursuant to section 227 of the BCBCA, a shareholder (which term includes any person whom the court considers to be an appropriate person to make an application under section 227) of a company has the right to apply to the court for an order under section 227 on the grounds that the affairs of the company are being or have been conducted, or that the powers of the directors are being exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or that some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more shareholders, including the applicant.  In response to such an application, the court may make such order as it considers appropriate, including an order to direct or prohibit any act proposed by the company.

Derivative Actions

Pursuant to section 232 of the BCBCA, a shareholder (which term includes any person whom the court considers to be an appropriate person to make an application under section 232 of the BCBCA) or director of a company may, with leave of the court, and after having made reasonable efforts to cause the directors of the company to prosecute a legal proceeding, prosecute such proceeding in the name of and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation. There is a similar right of a shareholder or director, with leave of the court, and in the name and on behalf of the company, to defend a legal proceeding brought against the company.

The ABCA contains similar provisions for derivative actions but the right to bring a derivative action is available to a broader group.  In addition to shareholders and directors, the right under the ABCA is available to former shareholders, former directors, officers, former officers, any affiliate of the foregoing, and any person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action.

The San Telmo Board recommends that the San Telmo Shareholders vote in favour of the Continuance Resolution.

#

PART III - THE ARRANGEMENT

Background to the Arrangement

On September 16, 2005, Rolling Thunder and San Telmo signed a letter of intent (the "Letter of Intent"), which was amended by letter agreements dated October 5, 2005, October 14, 2005 and October 21, 2005 to negotiate a formal agreement to effect the business combination of Rolling Thunder and San Telmo by means of an amalgamation on the basis of the Per Security Consideration.  Pursuant to the Letter of Intent, it was agreed that the acquisition would be structured in the most advantageous manner for both parties, giving consideration to tax and regulatory implications.  The Letter of Intent provided that the formal agreement was subject to the completion of due diligence, the good faith negotiation of a definitive arrangement and certain exclusivity and confidentiality arrangements. The Parties announced the entering into of the Arrangement Agreement on November 1, 2005.

The Rolling Thunder Board retained Acumen as its financial advisor pursuant to an agreement effective October 6, 2005.  Pursuant to this agreement, Acumen agreed to consider the fairness, from a financial point of view, of the Arrangement to the Rolling Thunder Shareholders.  The San Telmo Board retained Sayer as its financial advisor pursuant to an agreement effective October 6, 2005.  Pursuant to this agreement, Sayer agreed to consider the fairness, from a financial point of view, of the Arrangement to the San Telmo Shareholders.  Rolling Thunder and San Telmo, with the assistance of their respective legal and financial advisors, proceeded to negotiate the terms of the Arrangement Agreement.

Rolling Thunder and San Telmo are arm's length parties.  Both Brian Bass, who is the President and Chief Executive Officer of San Telmo and a director of both Rolling Thunder and San Telmo, and Ken Ellison, who is a consultant of San Telmo and a director of Rolling Thunder, excused themselves from, and did not participate in, any of the deliberations of either board in respect of the Arrangement.  An independent committee of the San Telmo Board, comprised of William Schmidt and Christopher Dyakowski, evaluated the Arrangement and recommended that the San Telmo Board approve the Arrangement.  An independent committee of the Rolling Thunder Board, comprised of Keith Macdonald and Raymond Smith, evaluated the Arrangement and recommended that the Rolling Thunder Board approve the Arrangement.

Acumen has advised the Rolling Thunder Board, and Sayer has advised the San Telmo Board, that each would be in a position to provide its respective Fairness Opinion.  Both the Rolling Thunder Board and the San Telmo Board have determined that the proposed Arrangement is in the best interests of Rolling Thunder and the Rolling Thunder Securityholders and San Telmo and the San Telmo Securityholders, as applicable, have resolved to recommend that their respective Securityholders vote in favour of the Arrangement Resolutions and have authorized the negotiation, entering into and execution of the Arrangement Agreement.

On November 1, 2005, the parties executed the Arrangement Agreement (which was subsequently amended and restated on November 14, 2005) and announced the definitive terms of the proposed transaction.  On November 24, 2005, the Rolling Thunder Board approved the Information Circular and the application to the Court for the Interim Order.  On November 30, 2005, the San Telmo Board approved the Information Circular.

The Continuance

San Telmo is currently a corporation registered in the Province of British Columbia and is subject to the provisions of the BCBCA.  A fundamental step in the Plan of Arrangement requires that Rolling Thunder and San Telmo amalgamate pursuant to applicable provisions of the ABCA.  In order to do so, both Parties must be corporations registered in the Province of Alberta and subject to the provisions of the ABCA.  As a result, it is a condition precedent to the closing of the Arrangement that the Continuance Resolution be approved by 66 2/3% of all the votes cast by San Telmo Shareholders entitled to vote upon the Continuance Resolution at the San Telmo Meeting.  If the Continuance Resolution is not approved at the San Telmo Meeting, the Arrangement will not proceed in its present form, or at all.  See "Part II – The Continuance".

Description of the Arrangement

On November 1, 2005, Rolling Thunder and San Telmo entered into the Arrangement Agreement (which was subsequently amended and restated on November 14, 2005), a copy of which is attached as Appendix D to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement. The description in this Information Circular of the Arrangement and the Arrangement Agreement is a summary only and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement.

The following summarizes the events which will occur under the Plan of Arrangement on the Effective Date if all conditions to the implementation of the Arrangement (including obtaining the requisite Court and Securityholder approvals) have been satisfied or waived:

(1)

Rolling Thunder Securities held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to San Telmo and cancelled and San Telmo Securities held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to Rolling Thunder and cancelled and, as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Rolling Thunder Securityholders and San Telmo Securityholders, respectively, other than the right to be paid the fair value of their Rolling Thunder Securities or San Telmo Securities, as the case may be, and the names of such Dissenting Securityholders shall be removed from the registers of the holders thereof;

(2)

San Telmo and Rolling Thunder shall be amalgamated and continued as one corporation, NewCo, in accordance with the following:

(a)

the articles of NewCo shall be the same as the articles of Rolling Thunder except that the authorized capital of NewCo shall consist of an unlimited number of class A shares, an unlimited number of class B shares, an unlimited number of preferred shares and an unlimited number of series 1 preferred shares, each with the rights, privileges and restrictions as substantially set forth in Schedule A to the Plan;

(b)

the by-laws of NewCo shall be the by-laws of Rolling Thunder;

(c)

the first directors of NewCo shall be the directors of Rolling Thunder;

(d)

the first officers of NewCo shall be the officers of Rolling Thunder;

(e)

the registered office of NewCo shall be the registered office of Rolling Thunder;

(f)

the NewCo Stock Option Plan shall be the Rolling Thunder Stock Option Plan;

(g)

the property of each of San Telmo and Rolling Thunder shall continue to be the property of NewCo;

(h)

NewCo shall continue to be liable for the obligations of each of San Telmo and Rolling Thunder;

(i)

any existing cause of action, claim or liability to prosecution of either of San Telmo or Rolling Thunder shall be unaffected;

(j)

any civil, administrative or civil action or proceeding pending by or against either of San Telmo or Rolling Thunder may continue to be prosecuted by or against NewCo;

(k)

a conviction against, or ruling, order or judgment in favour of or against, either of San Telmo or Rolling Thunder may be enforced by or against NewCo;

(l)

the Articles of Incorporation and Articles of Amendment of Rolling Thunder shall be deemed to be the Articles of Incorporation of NewCo and the Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles of Rolling Thunder shall be deemed to be the Certificate of Incorporation of NewCo; and

(m)

each of the Rolling Thunder Securities and each of the San Telmo Securities that is not held by a Rolling Thunder Securityholder or San Telmo Securityholder, as the case may be, who has exercised its right of dissent in accordance with Article 4 of the Plan and who is ultimately entitled to be paid the fair value of the applicable Rolling Thunder Securities or San Telmo Securities, as the case may be, will be cancelled without any act or formality on the part of the Rolling Thunder Securityholder or San Telmo Securityholder, as the case may be, in exchange for the Per Security Consideration;

(3)

each NewCo Preferred Share shall be redeemed by NewCo in accordance with the terms of the NewCo Preferred Shares in exchange for a cash payment in the amount of $0.60;

(4)

in connection with the exchange of Rolling Thunder Securities and San Telmo Securities for NewCo Securities pursuant to paragraph 3.1(b)(xiii) of the Plan, no fractional NewCo Securities shall be issued and, in lieu of any fractional entitlement, the number of NewCo Securities issued to the former holders of Rolling Thunder Securities and San Telmo Securities shall be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of shares if the fractional entitlement is less than 0.5, provided that in respect of the exchange of Rolling Thunder Options and San Telmo Options for NewCo Options fractional entitlements shall, in all cases, be rounded down; and

(5)

the stated capital of each:

(a)

NewCo Preferred Share issued pursuant to section 3.1(b) of the Plan shall be $0.60;

(b)

NewCo Class B Share issued pursuant to section 3.1(b) of the Plan shall be $0.01; and

(c)

NewCo Class A Share shall be the amount obtained when (A) the paid-up capital of the Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and San Telmo Shares (immediately prior to the Effective Time and excluding any paid-up capital for shares held by Rolling Thunder, San Telmo or Dissenting Shareholders) less the aggregate stated capital of the NewCo Preferred Shares and NewCo Class B Shares (immediately after the Effective Time) is divided by (B) the number of issued NewCo Class A Shares (immediately after the Effective Time).

For the Arrangement to proceed, it must be approved by: (a) at least 66 2/3% of all of the votes cast by holders of Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and Rolling Thunder Options, voting together as a class, present in person or by proxy, at the Rolling Thunder Meeting; (b) at least 66 2/3% of all of the votes cast by holders of San Telmo Shares and San Telmo Options, voting together as a class, present in person or by proxy, at the San Telmo Meeting; (c) a majority of holders of Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, voting as two separate classes, excluding the votes cast in respect of the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, respectively, beneficially owned or controlled by persons whose votes may not be included under Rule 61-501; and (d) a majority of holders of San Telmo Shares, excluding the votes cast in respect to the San Telmo Shares beneficially owned or controlled by persons whose votes may not be included under Rule 61-501.  If such approvals are obtained and if other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will be completed on or about the date of the later of the Rolling Thunder Meeting and the San Telmo Meeting.  Furthermore, the Arrangement will not be effected unless and until the Continuance Resolution is approved by at least 66 2/3% of the votes cast by San Telmo Shareholders present in person or by proxy at the San Telmo Meeting, and the Articles of Continuance are filed with the Registrar.

The respective obligations of Rolling Thunder and San Telmo to complete the transactions contemplated by the Plan of Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. If the Arrangement is approved by the Securityholders, the Final Order is obtained, and all of the conditions to completion of the Arrangement are fulfilled or waived, Rolling Thunder and San Telmo are required to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA in order to give effect to the Arrangement.

Directors and Officers

The NewCo Board, following the completion of the Arrangement, will be composed of Messrs. Keith Macdonald (Chair), Brian Bass, Peter Bolton, Ken Ellison and Raymond Smith.  The senior officers of NewCo following the Arrangement will be the current senior officers of Rolling Thunder.  See "Part IV – Information Relating to NewCo, Post Arrangement – Directors and Officers of NewCo" in this Information Circular.

Benefits of the Arrangement

The Rolling Thunder Board and management and the San Telmo Board and management believe that the Arrangement is in the best interests of the Rolling Thunder Securityholders and the San Telmo Securityholders, respectively and that the Arrangement provides a number of benefits, including:

(a)

the combined company will have a larger production base and greater financial resources, enabling it to more effectively undertake and accelerate its oil and natural gas development and exploration opportunities;

(b)

the combined company will have a focused and experienced management team with a strong record for creating shareholder value;

(c)

the combined company will have increased operating efficiencies;

(d)

the combined company will have increased market capitalization and a wider shareholder base allowing greater access to capital and improved liquidity;

(e)

the combined company will have a stronger balance sheet providing for greater financial flexibility;

(f)

the combined company will have a balanced inventory of exploration and development projects; and

(g)

the transaction provides generally for the tax deferred rollover of Rolling Thunder Shares and San Telmo Shares into NewCo Shares under the Income Tax Act for Rolling Thunder Shareholders and San Telmo Shareholders resident in Canada and a tax free disposition of Rolling Thunder Shares and San Telmo Shares into NewCo Shares for Rolling Thunder Shareholders and San Telmo Shareholders not resident in Canada.  See "Part III – The Arrangement – Canadian Federal Income Tax Considerations" in this Information Circular.

Effect of the Arrangement

Each Securityholder, other than Dissenting Securityholders, will be deemed to transfer the Rolling Thunder Securities or San Telmo Securities, as applicable, held by them to NewCo in exchange for the applicable number of NewCo Securities determined by the Per Security Consideration.

Assuming there are no Dissenting Securityholders and assuming the maximum aggregate Cash Consideration is elected to be received, there will be approximately 29,037,584 NewCo Class A Shares and 810,000 NewCo Class B Shares outstanding after giving effect to the Arrangement, on a non-diluted basis.  Current Rolling Thunder Securityholders will hold approximately 10,820,000 NewCo Class A Shares and 810,000 NewCo Class B Shares, on a non-diluted basis, immediately following completion of the Arrangement, representing approximately 37% and 100% of the issued and outstanding  NewCo Class A Shares and  NewCo Class B Shares (non-diluted), respectively.  Current San Telmo Securityholders will hold approximately 18,217,584 NewCo Class A Shares (on a non-diluted basis) immediately following completion of the Arrangement, representing approximately 63% of the issued and outstanding NewCo Class A Shares (non-diluted).  The foregoing information is approximate due to the rounding of fractional shares pursuant to the Arrangement.

Assuming there are no Dissenting Securityholders and assuming no Cash Consideration is elected to be received, there will be approximately 33,204,251 NewCo Class A Shares and 810,000 NewCo Class B Shares outstanding after giving effect to the Arrangement, on a non-diluted basis.  Current Rolling Thunder Securityholders will hold approximately 10,820,000 NewCo Class A Shares and 810,000 NewCo Class B Shares, on a non-diluted basis, immediately following completion of the Arrangement, representing approximately 33% and 100% of the issued and outstanding  NewCo Class A Shares and NewCo Class B Shares (non-diluted), respectively.  Current San Telmo Shareholders will hold approximately 22,384,251 NewCo Class A Shares (on a non-diluted basis) immediately following completion of the Arrangement, representing approximately 67% of the issued and outstanding NewCo Class A Shares (non-diluted).  The foregoing information is approximate due to the rounding of fractional shares pursuant to the Arrangement.

The following diagram illustrates the effect of the Arrangement on Securityholders.

Subsequent to the completion of the Arrangement, NewCo will also have outstanding, subject to agreements previously entered into by Rolling Thunder and San Telmo, agent's options to acquire 495,000 NewCo Class A Shares at a price of $1.00 and warrants to acquire 810,000 NewCo Class A Shares at a price of $1.64, which expire on June 11, 2006.

The Arrangement Agreement

Rolling Thunder and San Telmo entered into the Arrangement Agreement, which provides for implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement Agreement contains representations and warranties of and from each of Rolling Thunder and San Telmo, covenants (including restrictions on interim operations and other matters), and various conditions precedent, with respect to each of Rolling Thunder and San Telmo, to the implementation of the Arrangement.

Conditions to the Arrangement

The respective obligations of Rolling Thunder and San Telmo to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective. These conditions are provided in the Arrangement Agreement and include the following:

(a)

Conditions Precedent to Obligations of San Telmo

The obligation of San Telmo to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction or waiver, on or before the date specified or, if none is specified, on or before the Effective Date, of the following conditions:

(i)

Securityholder Approval.  The Continuance shall have been approved by the San Telmo Shareholders and the Arrangement and the other transactions contemplated by the Arrangement Agreement shall have been approved and adopted by the San Telmo Securityholders and the Rolling Thunder Securityholders in accordance with the Interim Order, applicable Laws, the San Telmo Governing Documents and the Rolling Thunder Governing Documents, as the case may be.

(ii)

Shareholder Support Agreements.  Rolling Thunder shall have delivered, prior to or concurrently with the execution of the Arrangement Agreement, Shareholder Support Agreements duly executed by certain Rolling Thunder Securityholders.

(iii)

Court Approval.  The Court shall have issued the Interim Order and the Final Order approving the Arrangement in form and on terms and conditions consistent with the Arrangement and ordinary practice for transactions of this nature and the Arrangement shall not have been set aside or modified in a manner inconsistent with such practice on appeal or otherwise.

(iv)

Covenants Fulfilled.  Rolling Thunder shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Arrangement Agreement.

(v)

Representations True.  All representations and warranties of Rolling Thunder contained in the Arrangement Agreement shall be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties expressly speak as of an earlier date).

(vi)

Certificate.  Rolling Thunder shall have delivered to San Telmo a certificate, dated the Effective Date and signed by its President, to the effect set forth in subsections 7.1(d) and 7.1(e) of the Arrangement Agreement.

(vii)

Regulatory Approvals.  All necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to San Telmo, acting reasonably, including, without limiting the generality of the foregoing, the requisite approvals of the TSXV in respect of the Arrangement and the listing of the NewCo Class A Shares and NewCo Class B Shares (including NewCo Class A Shares and NewCo Class B Shares issuable on the exercise of NewCo Options and NewCo Warrants) issuable under the Arrangement for trading on the TSXV.

(viii)

No Legal Prohibition.  There shall not exist any prohibition at law preventing Rolling Thunder from proceeding with or completing the Arrangement.

(ix)

No Legal Action.  No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(A)

which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Arrangement; or

(B)

which would have a Material Adverse Effect on the completion of the Arrangement.

(x)

Material Adverse Change.  From the date of the Arrangement Agreement, a Material Adverse Change shall not have occurred in respect of Rolling Thunder and Rolling Thunder shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of Rolling Thunder, including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale or disposition of or other dealing with any of the assets of Rolling Thunder; (ii) any issue of Rolling Thunder Shares (other than pursuant to currently outstanding Rolling Thunder Options and Rolling Thunder Agents' Options without the approval of San Telmo, not to be unreasonably withheld), or other securities of Rolling Thunder; or (iii) any material capital expenditure by Rolling Thunder not in the ordinary course of business, that would be materially adverse to the business of Rolling Thunder.

(xi)

Negative Changes.  From the date of the Arrangement Agreement, there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of San Telmo, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the business or operations of any of Rolling Thunder and San Telmo, in which either of them has a material interest or with respect to the regulatory regime applicable to their respective businesses and operations.

(xii)

Dissent Rights.  Holders of not more than 5% in the aggregate of the Rolling Thunder Securities shall have exercised Arrangement Dissent Rights.

(xiii)

No Impairment.  No material right, franchise or licence of Rolling Thunder shall have been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the entering into of the Arrangement Agreement or otherwise, which might preclude San Telmo from proceeding with or completing the Arrangement, and no covenant, term or condition of any instrument or agreement of Rolling Thunder shall exist which could be materially adverse to the business of Rolling Thunder or that would preclude Rolling Thunder from proceeding with the Arrangement.

(xiv)

Fairness Opinion.  San Telmo shall have received a written fairness opinion from  Sayer confirming its verbal opinion that the consideration to be issued pursuant to the Arrangement is fair, from a financial point of view, to the San Telmo Securityholders, which opinion shall have been included in the Information Circular.

(xv)

Releases.  NewCo shall have provided duly executed releases in favour of each of the directors and officers of San Telmo with respect to any and all claims arising prior to the Effective Date with respect to such person's position as a director and/or officer of San Telmo, in form satisfactory to San Telmo, acting reasonably.

The foregoing conditions precedent are for the benefit of San Telmo and may be waived, in whole or in part, by San Telmo in writing at any time.  If any of the said conditions shall not be complied with or waived in writing by San Telmo on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of San Telmo, then San Telmo may rescind and terminate the Arrangement Agreement by written notice to Rolling Thunder and shall have no other right or remedy against Rolling Thunder, except as set forth in the Arrangement Agreement.

(b)

Conditions Precedent to Obligations of Rolling Thunder

The obligation of Rolling Thunder to consummate and effect the transactions contemplated by the Arrangement Agreement shall be subject to the satisfaction or waiver on or before the date specified or, if none is specified, on or before the Effective Date of the following conditions:

(i)

Securityholder Approval.  The Continuance shall have been approved by the San Telmo Shareholders and the Arrangement and the other transactions contemplated hereby shall have been approved and adopted by the San Telmo Securityholders and the Rolling Thunder Securityholders in accordance with the Interim Order, applicable Laws, and the San Telmo Governing Documents and the Rolling Thunder Governing Documents, as the case may be;

(ii)

Shareholder Support Agreements.  San Telmo shall have delivered prior to or concurrently with the execution of the Arrangement Agreement, Shareholder Support Agreements duly executed by certain San Telmo Securityholders.

(iii)

Court Approval.  The Court shall have issued the Interim Order and the Final Order approving the Arrangement in form and on terms and conditions consistent with the Arrangement and ordinary practice for transactions of this nature and the Arrangement shall not have been set aside or modified in a manner inconsistent with such practice on appeal or otherwise.

(iv)

Covenants Fulfilled.  San Telmo shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Arrangement Agreement.

(v)

Representations True.  All representations and warranties of San Telmo contained in the Arrangement Agreement shall be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date).

(vi)

Certificate.  San Telmo shall have delivered to Rolling Thunder a certificate, dated the Effective Date and signed by William E. Schmidt, a director of San Telmo, to the effect set forth in subsections 7.2(d) and 7.2(e).

(vii)

Regulatory Approvals.  All necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Rolling Thunder, acting reasonably, including, without limiting the generality of the foregoing, the requisite approvals of the TSXV in respect of the Arrangement and the listing of the NewCo Class A Shares and NewCo Class B Shares (including NewCo Class A Shares and NewCo Class B Shares issuable on the exercise of NewCo Options and NewCo Warrants) issuable under the Arrangement for trading on the TSXV.

(viii)

No Legal Prohibition.  There shall not exist any prohibition at law preventing San Telmo from proceeding with or completing the Arrangement.

(ix)

No Legal Action.  No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(A)

which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Arrangement; or

(B)

which would have a Material Adverse Effect on the completion of the Arrangement.

(x)

Material Adverse Change.  From the date of the Arrangement Agreement, a Material Adverse Change shall not have occurred in respect of San Telmo and San Telmo shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of San Telmo, including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale or disposition of or other dealing with any of the assets of San Telmo; (ii) any issue of San Telmo Shares (other than pursuant to currently outstanding San Telmo Options and San Telmo Warrants), San Telmo Options or other securities of San Telmo; (iii) any material acquisition from a third party of assets or securities by San Telmo; or (iv) any material capital expenditure by San Telmo not in the ordinary course of business, that would be materially adverse to the business of San Telmo or the value of the San Telmo Shares to Rolling Thunder.

(xi)

Negative Changes.  From the date of the Arrangement Agreement, there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Rolling Thunder, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the business or operations of any of Rolling Thunder and San Telmo, in which either of them has a material interest or with respect to the regulatory regime applicable to their respective businesses and operations.

(xii)

Dissent Rights.  Holders of not more than 5% in the aggregate of the San Telmo Securities shall have exercised Arrangement Dissent Rights.

(xiii)

No Impairment.  No material right, franchise or licence of San Telmo shall have been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the entering into of the Arrangement Agreement or otherwise, which might preclude Rolling Thunder from proceeding with or completing the Arrangement, and no covenant, term or condition of any instrument or agreement of San Telmo shall exist which could be materially adverse to the business of San Telmo or the value of the San Telmo Shares to Rolling Thunder or that would preclude Rolling Thunder from proceeding with the Arrangement.

(xiv)

Fairness Opinion.  Rolling Thunder shall have received a written fairness opinion from Acumen, confirming its verbal opinion that the consideration to be issued pursuant to the Arrangement is fair, from a financial point of view, to the Rolling Thunder Securityholders.

(xv)

Articles of Continuance.  San Telmo shall have filed the Articles of Continuance with the Registrar subsequent to the San Telmo Meeting and prior to obtaining the Final Order.

(xvi)

Flow-Through Share Matters.  San Telmo shall have received from the Canada Revenue Agency certain flow-through tax information.

(xvii)

Releases.  NewCo shall have received duly executed releases by each of the directors and officers of San Telmo with respect to any and all claims against San Telmo arising prior to the Effective Date with respect to such person's position as a director, officer or employee of San Telmo, in form satisfactory to Rolling Thunder, acting reasonably.

(xviii)

Tax Indemnity.  NewCo shall have received duly executed indemnities by any consultant of San Telmo to whom severance and/or vacation pay is paid or owing, indemnifying NewCo against any and all tax liability in respect of withholdings payable on such payments.

The foregoing conditions precedent are for the benefit of Rolling Thunder and may be waived, in whole or in part, by Rolling Thunder in writing at any time.  If any of the said conditions shall not be complied with or waived in writing by Rolling Thunder on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Rolling Thunder, then Rolling Thunder may rescind and terminate the Arrangement Agreement by written notice to San Telmo and shall have no other right or remedy against San Telmo, except as set forth herein.

Non-Solicitation and Superior Proposals

(a)

San Telmo Covenant Regarding Non-Solicitation

(i)

San Telmo shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date of the Arrangement Agreement by San Telmo, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal.  San Telmo shall promptly send a letter to all parties who have entered into confidentiality agreements with San Telmo in connection with the process giving rise to the Arrangement Agreement, requiring all materials provided to such parties by San Telmo to be destroyed or returned to San Telmo or its agents or advisors.

(ii)

San Telmo shall not, directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in any inquiries or proposals regarding an Acquisition Proposal, provided that nothing contained in section 5.3 of the Arrangement Agreement or other provisions of the Arrangement Agreement shall prevent the San Telmo Board from considering, negotiating, approving or recommending to the San Telmo Securityholders an agreement in respect of an unsolicited written Acquisition Proposal: (i) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of San Telmo subject to the Acquisition Proposal, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of San Telmo or its representatives beyond 5:00 p.m. (Calgary time) on the second Business Day after the day on which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided); (iii) in respect of which the San Telmo Board, subject to the Acquisition Proposal, determines (having consulted outside counsel) that in the exercise of its fiduciary duties it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the San Telmo Board determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction more favourable to its shareholders than the Arrangement (any such Acquisition Proposal that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"), or in any event, if there is an unsolicited written Acquisition Proposal, in respect of which the board of directors of San Telmo subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duties it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties.

(iii)

Subject to subsection 5.3(b) of the Arrangement Agreement and the ability of San Telmo to carry on business in accordance with section 5.1 of the Arrangement Agreement, San Telmo shall continue to refrain from participating in any discussions or negotiations with any parties (other than with Rolling Thunder) with respect to any potential Acquisition Proposal.  San Telmo agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party.  San Telmo further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal.  San Telmo shall immediately request the return or destruction of all confidential information provided to any third parties who have previously entered into a confidentiality agreement in respect of an Acquisition Proposal with San Telmo and shall use reasonable commercial efforts to ensure that such requests are honoured.

(iv)

San Telmo shall immediately notify Rolling Thunder (orally and in writing) of any current or any future Acquisition Proposal of which San Telmo's directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to San Telmo in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the San Telmo Securityholders by any person or entity that informs San Telmo that it is considering making an Acquisition Proposal.  Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Rolling Thunder may reasonably request, including, without limitation, the identity of the person and controlling person, if any, making such proposal, inquiry or contact.

(v)

If San Telmo receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect of San Telmo, and the San Telmo Board determines that such proposal would be a Superior Proposal pursuant to subsection 5.3(b) of the Arrangement Agreement, assuming the satisfactory outcome of a due diligence condition which conforms to section 5.3 of the Arrangement Agreement, then, and only in such case, the San Telmo Board may, subject to the execution of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement (provided, however, the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal as proposed) and provided San Telmo sends a copy of any such confidentiality agreement to Rolling Thunder immediately upon its execution, only provide such person with access, in accordance with section 5.3 of the Arrangement Agreement, to the same information previously provided to Rolling Thunder.  San Telmo shall provide Rolling Thunder with a list of the information provided to the person making the Superior Proposal.

(vi)

San Telmo shall ensure that its directors and officers and any financial advisors or other advisors or representatives retained by it are aware of the provisions of section 5.3 of the Arrangement Agreement, and it shall be responsible for any breach of section 5.3 of the Arrangement Agreement by its financial advisors or other advisors or representatives.

(b)

San Telmo Notice of Superior Proposal Determination

(i)

San Telmo shall not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement pursuant to subsection 5.3(e)) of the Arrangement Agreement in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal unless: (i) it has provided Rolling Thunder with a copy of the Acquisition Proposal document which has been determined to be a Superior Proposal, with such deletions as are necessary to protect confidential portions of such Acquisition Proposal document, provided that the material terms, conditions and the identity of the person, and controlling person, if any, making the Acquisition Proposal may not be deleted; (ii) three Business Days (the "Notice Period") shall have elapsed from the later of the date Rolling Thunder received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal and the date Rolling Thunder received a copy of the Acquisition Proposal document; (iii) it has paid to Rolling Thunder the fee payable under Article 8 of the Arrangement Agreement; and (iv) it concurrently terminates this Agreement pursuant to section 9.1 of the Arrangement Agreement.  During the Notice Period, San Telmo shall provide a reasonable opportunity to Rolling Thunder to consider, discuss and offer such adjustments in the terms and conditions of the Arrangement Agreement as would enable San Telmo to proceed with its recommendation to the San Telmo Securityholders with respect to the Arrangement; provided, however, that any such adjustment shall be at the discretion of San Telmo and Rolling Thunder at the time.  The San Telmo Board will review in good faith any offer made by Rolling Thunder to amend the terms of the Arrangement Agreement in order to determine, in its discretion, as part of exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal.  If the San Telmo Board determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise Rolling Thunder and will accept the offer by Rolling Thunder to amend the terms of the Arrangement Agreement and San Telmo and Rolling Thunder agree to take such actions and execute such documents as are necessary to give effect to the foregoing.  If the San Telmo Board continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Rolling Thunder, San Telmo may, subject to the terms of the Arrangement Agreement, including the payment of applicable fees under Article 8 of the Arrangement Agreement, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.  Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of section 5.4 of the Arrangement Agreement and shall require a three Business Day Notice Period from the date such amendment is communicated to Rolling Thunder (other than an amendment to improve upon a Superior Proposal in respect of which Rolling Thunder has been provided with an opportunity to amend the terms of the Arrangement Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment).  Information provided hereunder shall constitute Confidential Information under the Confidentiality Agreement.

Payment of Break Fees

If at any time after the execution of this Agreement and prior to the termination of the Arrangement Agreement pursuant to Article 9 of the Arrangement Agreement:

(a)

the Rolling Thunder Board withdraws, qualifies or changes any of its recommendations or determinations referred to in section 2.7 of the Arrangement Agreement in a manner adverse to San Telmo or resolves to do so prior to the Effective Date, except where San Telmo is in breach of any of its material covenants specified in the Arrangement Agreement;

(b)

Rolling Thunder breaches any of its material representations, warranties or covenants in the Arrangement Agreement; or

(c)

Rolling Thunder elects to terminate the Arrangement Agreement in accordance with subsection 9.1(h) of the Arrangement Agreement, except where San Telmo is in breach of any of its material covenants specified in the Arrangement Agreement;

(each of the above being a "San Telmo Payment Event"), then Rolling Thunder shall pay to San Telmo $300,000 as a break fee in immediately available funds to an account designated by San Telmo within three Business Days after the occurrence of any one of such San Telmo Payment Events.

If at any time after the execution of the Arrangement Agreement and prior to the termination of the Arrangement Agreement pursuant to Article 9 of the Arrangement Agreement:

(a)

the San Telmo Board withdraws, qualifies or changes any of its recommendations or determinations referred to in section 2.7 of the Arrangement Agreement in a manner adverse to Rolling Thunder or resolves to do so prior to the Effective Date, except where Rolling Thunder is in breach of any of its material covenants specified in the Arrangement Agreement;

(b)

San Telmo breaches any of its material representations, warranties or covenants in the Arrangement Agreement; or

(c)

San Telmo elects to terminate this Agreement in accordance with subsection 9.1(i) of the Arrangement Agreement, except where Rolling Thunder is in breach of any of its material covenants specified in the Arrangement Agreement.

(each of the above being a "Rolling Thunder Payment Event"), then San Telmo shall pay to Rolling Thunder $750,000 as a break fee in immediately available funds to an account designated by Rolling Thunder within three Business Days after the occurrence of any one of such Rolling Thunder Payment Events.

Change of Board Recommendation

Notwithstanding any other provision of the Arrangement Agreement, the San Telmo Board may change its recommendation to the San Telmo Securityholders in respect of the Arrangement from that set forth in the Arrangement Agreement, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel and financial advisors that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duties or applicable Laws and, in the event that sections 5.3 or 5.4 and 8.2 of the Arrangement Agreement are applicable, if San Telmo and its board are in compliance with those sections and San Telmo has paid any fee applicable under Article 8 of the Arrangement Agreement.  The foregoing shall not relieve San Telmo from its obligation to proceed to call and hold the San Telmo Meeting, solicit proxies for such meeting and hold the vote of San Telmo Securityholders in respect of the Arrangement at such meeting.

Notwithstanding any other provision of the Arrangement Agreement, the Rolling Thunder Board may change its recommendation to the Rolling Thunder Securityholders in respect of the Arrangement from that set forth in the Arrangement Agreement, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel and financial advisors that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duties or applicable Laws and, in the event that section 8.2 of the Arrangement Agreement is applicable, if Rolling Thunder and its board are in compliance with those sections and Rolling Thunder has paid any fee applicable under Article 8 of the Arrangement Agreement.  The foregoing shall not relieve Rolling Thunder from its obligation to proceed to call and hold the Rolling Thunder Meeting, solicit proxies for such meeting and hold the vote of Rolling Thunder Securityholders in respect of the Arrangement at such meeting.

Termination of the Arrangement Agreement

Subject to section 9.2 of the Arrangement Agreement, the Arrangement Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the San Telmo Securityholders and the Rolling Thunder Securityholders, by the mutual agreement of San Telmo and Rolling Thunder or by written notice promptly given to the other based on the following:

(a)

by either San Telmo or Rolling Thunder if the Information Circular is not mailed to San Telmo Securityholders and Rolling Thunder Securityholders on or before December 15, 2005; or

(b)

by either San Telmo or Rolling Thunder, with respect to termination rights specified in sections 7.1 or 7.2 of the Arrangement Agreement or if all of the conditions to Closing the Arrangement for the benefit of such Party shall not have been satisfied or waived on or before 5:00 p.m. (Calgary time) on January 31, 2006, other than as a result of a breach of the Arrangement Agreement by the terminating Party which has not been cured in accordance with section 7.3 of the Arrangement Agreement; or

(c)

by either San Telmo or Rolling Thunder if the San Telmo Shareholders do not approve the Continuance at the San Telmo Meeting; or

(d)

by either San Telmo or Rolling Thunder if the San Telmo Securityholders do not approve the Arrangement at the San Telmo Meeting or if the Rolling Thunder Securityholders do not approve the Arrangement at the Rolling Thunder Meeting; or

(e)

by San Telmo upon the occurrence of a San Telmo Payment Event as provided in section 8.1 of the Arrangement Agreement; or

(f)

by Rolling Thunder upon the occurrence of a Rolling Thunder Payment Event as provided in section 8.2 of the Arrangement Agreement; or

(g)

by either San Telmo or Rolling Thunder if, prior to the Effective Time, holders of more than 5% of the San Telmo Shares, or holders of more than 5% of the Rolling Thunder Shares, have validly exercised Dissent Rights; or

(h)

by Rolling Thunder at its option, subject to payment of the fee provided for in section 8.1 of the Arrangement Agreement; or

(i)

by San Telmo, at its option, subject to payment of the fee provided for in section 8.2 of the Arrangement Agreement.

Effect of Termination

In the event of the termination of this Agreement as provided in section 9.1 of the Arrangement Agreement, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of San Telmo or Rolling Thunder hereunder except as set forth in Articles 8 and 9 and sections 11.3 and 11.5 of the Arrangement Agreement, which provisions shall survive the termination of the Arrangement Agreement.  Nothing in section 9.2 of the Arrangement Agreement shall relieve any Party from liability for any breach of the Arrangement Agreement.

Procedure for the Arrangement to become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)

the Arrangement must be approved by the Securityholders in the manner set forth in the Interim Order;

(b)

the Court must grant the Final Order approving the Arrangement;

(c)

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including the filing of the Articles of Continuance with the Registrar, must be satisfied or waived by the appropriate Party; and

(d)

the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Securityholder Approvals

The Interim Order provides that the Rolling Thunder Arrangement Resolution is required to be approved by 66 2/3% of all of the votes cast on such resolution by Rolling Thunder Securityholders, voting together as a class, present in person or by proxy at the Rolling Thunder Meeting and by a majority of holders of Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, voting as two separate classes, excluding the votes cast in respect to the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, respectively, beneficially owned or controlled by persons whose votes may not be included under Rule 61-501 (representing an aggregate of 670,000 Rolling Thunder Class A Shares and 9,000 Rolling Thunder Class B Shares and 70,000 Rolling Thunder Options held by Mr. Brian Bass) such that: (a) each Rolling Thunder Class A Shareholder is entitled to one vote for each Rolling Thunder Class A Share held; (b) each Rolling Thunder Class B Shareholder is entitled to one vote for each Rolling Thunder Class B Share held; and (c) each Rolling Thunder Optionholder is entitled to one vote for each Rolling Thunder Class A Share such holder would be entitled to receive upon the exercise of its Rolling Thunder Options.

The Interim Order provides that the San Telmo Arrangement Resolution is required to be approved by 66 2/3% of all of the votes cast on such resolution by San Telmo Securityholders, voting together as a class, present in person or by proxy at the San Telmo Meeting and by a majority of holders of San Telmo Shares, excluding the votes cast in respect to the San Telmo Shares beneficially owned or controlled by persons whose votes may not be included under Rule 61-501 (representing an aggregate of 2,237,176 San Telmo Shares and 1,300,000 San Telmo Options held by Mr. Brian Bass) such that: (a) each San Telmo Shareholder is entitled to one vote for each San Telmo Share held; and (b) each San Telmo Optionholder is entitled to one vote for each San Telmo Share such holder would be entitled to receive upon the exercise its the San Telmo Options.

See Appendix A and Appendix C to this Information Circular for the full text of the Arrangement Resolutions.

Court Approval

The ABCA provides that the Arrangement requires Court approval.  On November 29, 2005 Rolling Thunder and San Telmo obtained the Interim Order providing for the calling and holding of the Meetings and other procedural matters. The Interim Order is attached as Appendix E to this Information Circular.

Subject to the terms of the Arrangement Agreement and to the Rolling Thunder Arrangement Resolution, the San Telmo Continuance Resolution and the San Telmo Arrangement Resolution being approved at the Meetings in the manner required by the Interim Order, Rolling Thunder and San Telmo will make application to the Court for the Final Order at the Court, 611 - 4th Street S.W., Calgary, Alberta on Wednesday, January 11, 2006 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard.  Any Securityholder or other interested party who wishes to participate in, or be represented at, the hearing may do so, subject to filing with the Court and serving on Rolling Thunder and San Telmo, a Notice of Intention to Appear on or before 4:00 p.m. on Wednesday, January 4, 2006, together with any evidence or materials which are to be presented to the Court, setting out the Securityholder's or other interested party's address for service and indicating whether such Securityholder or other interested party intends to support or oppose the petition or make submissions.  See "Notice of Petition" in this Information Circular.

Rolling Thunder has been advised by legal counsel, Bennett Jones LLP, and San Telmo has been advised by legal counsel, Gowling Lafleur Henderson LLP, that the Court has broad discretion under the ABCA when making orders with respect to an arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Securityholders (and any other interested party as the Court determines appropriate). The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Rolling Thunder or San Telmo may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it, acting reasonably.

The Court will be informed prior to the hearing that, if such declaratory judgment is granted, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, the NewCo Securities to be distributed pursuant to the Arrangement.  See "Part III – The Arrangement – Other Matters – Securities Law Matters".  In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities contemplated by the Arrangement are fair to those Rolling Thunder Securityholders to whom securities will be issued upon completion of the Arrangement and fair to those San Telmo Securityholders to whom securities will be issued upon completion of the Arrangement.

Continuance

The Arrangement requires the San Telmo Securityholders to pass the Continuance Resolution and San Telmo to file the Articles of Continuance.  The Arrangement Agreement provides that the Continuance is a condition precedent to the arrangement being effective.  See "Part II – The Continuance".

Regulatory Approvals

The Arrangement requires approval of certain regulatory authorities.  The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective.  Rolling Thunder will make application to such authorities prior to the Effective Date in order to obtain all approvals required in respect of the Arrangement. There can be no assurance that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Rolling Thunder and San Telmo.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Rolling Thunder and San Telmo will apply to the Court for the Final Order approving the Arrangement.  If the Final Order is obtained on January 11, 2006 in form and substance satisfactory to Rolling Thunder and San Telmo, and all other conditions specified are satisfied or waived, Rolling Thunder and San Telmo expect the Effective Date of the Arrangement will be on or about January 11, 2006.

Rolling Thunder and San Telmo may terminate the Arrangement Agreement in certain circumstances, in which case the Arrangement will not be completed. See "Part III – The Arrangement - The Arrangement Agreement - Termination of the Arrangement Agreement" in this Information Circular.

The Arrangement will become effective upon the acceptance by the Registrar of the filing of a copy of the Final Order and copies of the Articles of Arrangement.

Rolling Thunder's and San Telmo's objective is to have the Effective Date occur as soon as practicable after the Meetings. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.  As soon as the Effective Date has been determined, Rolling Thunder and San Telmo will issue a joint press release announcing completion of the Arrangement.

Fairness Opinions

The Rolling Thunder Board retained Acumen as its financial advisors pursuant to an agreement effective October 6, 2005.  Pursuant to this agreement, Acumen has considered the fairness, from a financial point of view, of the Arrangement to the Rolling Thunder Shareholders.

The San Telmo Board retained Sayer as its financial advisors pursuant to an agreement effective October 6, 2005.  Pursuant to this agreement, Sayer has considered the fairness, from a financial point of view, of the Arrangement to the San Telmo Securityholders.

Acumen acts as a trader and dealer, both as principal and agent, in major Canadian equity markets and as such may execute transactions on behalf of clients or on behalf of Rolling Thunder, San Telmo or related entities for which they receive compensation.  In addition, as an investment dealer, Acumen conducts research on securities and may, in the ordinary course of business, be expected to provide research support and investment advice to its clients on investment matters pertaining to the resulting entity of the Arrangement.

There are no commitments or agreements between Acumen, Sayer, Rolling Thunder, San Telmo or any of their respective associates or affiliates with respect to future business dealings.  However, Acumen and Sayer may, from time to time in the future, perform financial advisory or investment banking services for NewCo or its successor(s) or related entities.

Neither Acumen, Sayer nor any of their affiliates are insiders, associates or affiliates (as those terms are defined in the Securities Act (Alberta)) of Rolling Thunder or San Telmo or any of their respective associates or affiliates.  Acumen has not been engaged to provide any financial advisory services to San Telmo nor has it participated in any financing involving San Telmo or any of its respective associates or affiliates within the past two years.  Sayer has not been engaged to provide any financial advisory services to Rolling Thunder nor has it participated in any financing involving Rolling Thunder or any of its respective associates or affiliates within the past two years.

Summary of Fairness Opinions

The Rolling Thunder Board has received the Rolling Thunder Fairness Opinion from Acumen, which states that, on the basis of the assumptions and considerations summarized therein and based on the Per Security Consideration, Acumen views the Arrangement as fair, from a financial point of view, to the Rolling Thunder Shareholders.

The San Telmo Board has received the San Telmo Fairness Opinion from Sayer, which states that, on the basis of the assumptions and considerations summarized therein and based on the Per Security Consideration, Sayer views the Arrangement as fair, from a financial point of view, to the San Telmo Shareholders.

The full text of the Fairness Opinions, which set forth the assumptions and considerations made, procedures followed, matters considered and limitations on review undertaken, are attached as Appendix K and Appendix L to this Information Circular.  The Fairness Opinions should be read carefully and in their entirety.  This summary of the Fairness Opinions is qualified in its entirety by reference to the full text of such opinions.

Recommendations of the Boards

The Rolling Thunder Board has determined that the Arrangement is in the best interests of Rolling Thunder and the Rolling Thunder Securityholders and is fair to the Rolling Thunder Securityholders and, as such, has authorized the submission of the Arrangement to the Rolling Thunder Securityholders for approval and to the Court for the Final Order.

In coming to its conclusions and recommendations, the Rolling Thunder Board considered, among other things, the following factors:

(a)

the purpose and benefits of the Arrangement as outlined herein;

(b)

information concerning the financial condition, results of operations, the business plans and prospects of Rolling Thunder and San Telmo, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity;

(c)

the advice of Acumen and the fact that Acumen is in a position to provide the Rolling Thunder Fairness Opinion;

(d)

that the Rolling Thunder Securityholders who oppose the Arrangement will be permitted, subject to compliance with certain conditions, to dissent from the Arrangement and will be entitled to be paid the fair value for their Rolling Thunder Securities in accordance with section 191 of the ABCA, as modified by the Interim Order; and

(e)

that the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair to the Rolling Thunder Securityholders.

The Rolling Thunder Board recommends that the Rolling Thunder Securityholders vote in favour of the San Telmo Arrangement Resolution.

The San Telmo Board has determined that the Arrangement is in the best interests of San Telmo and the San Telmo Securityholders and is fair to the San Telmo Securityholders and, as such, has authorized the submission of the Arrangement to the San Telmo Securityholders for approval and to the Court for the Final Order.

In coming to its conclusions and recommendations, the San Telmo Board considered, among other things, the following factors:

(a)

the purpose and benefits of the Arrangement as outlined herein;

(b)

information concerning the financial condition, results of operations, the business plans and prospects of Rolling Thunder and San Telmo, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity;

(c)

the advice of Sayer and the fact that Sayer is in a position to provide the San Telmo Fairness Opinion;

(d)

that the San Telmo Securityholders who oppose the Arrangement will be permitted, subject to compliance with certain conditions, to dissent from the Arrangement and will be entitled to be paid the fair value for their San Telmo Securities in accordance with section 191 of the ABCA, as modified by the Interim Order; and

(e)

that the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair to the San Telmo Securityholders.

The San Telmo Board recommends that the San Telmo Securityholders vote in favour of the San Telmo Arrangement Resolution.

Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon

As of the date hereof, the directors and officers of Rolling Thunder, as a group, beneficially own or control, directly or indirectly, or exercise control or direction over, 3,918,000 Rolling Thunder Class A Shares and 28,925 Rolling Thunder Class B Shares.  The directors and officers of Rolling Thunder have indicated their intention to vote the Rolling Thunder Securities beneficially held or controlled by them in favour of the Arrangement.  All of the directors and officers of Rolling Thunder have entered into the Shareholder Support Agreements requiring them to vote their Rolling Thunder Securities in favour of the Arrangement.

As of the date hereof, the directors and officers of San Telmo, as a group, beneficially own or control, directly or indirectly, or exercise control or direction over, 3,140,624 San Telmo Shares.  The directors and officers of San Telmo have indicated their intention to vote the San Telmo Securities beneficially held or controlled by them in favour of the Continuance and Arrangement.  All of the directors and officers of San Telmo have entered into the Shareholder Support Agreements requiring them to vote their San Telmo Securities in favour of the Arrangement.

Expenses of the Arrangement

If completed, all out-of-pocket expenses incurred in connection with the Arrangement, the transactions contemplated thereby, the Meetings and the preparation and mailing of the Information Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be borne by the Party incurring such expenses.

Exchange and Issuance of Share Certificates

In order for a San Telmo Shareholder to receive NewCo Shares under the Arrangement, such San Telmo Shareholder must deposit a properly completed and duly executed Letter of Transmittal and Election Form, together with the certificate(s) representing such San Telmo Shareholder's San Telmo Shares, with the Depositary at the address set forth in the Letter of Transmittal and Election Form.  A Letter of Transmittal and Election Form will be forwarded to all Securityholders.  Any San Telmo Shares for which a Letter of Transmittal and Election Form is not delivered to the Depositary shall be exchanged for NewCo Class A Shares in accordance with the Per Security Consideration, provided, however, that the holder of such San Telmo Shares shall be deemed to have elected not to receive any Cash Consideration for such San Telmo Shares.

Any use of the mail to transmit the share certificates and Letter of Transmittal and Election Form is at the risk of the San Telmo Shareholder.  If such documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

San Telmo Shareholders who dissent and who ultimately are not entitled to be paid the fair value of their San Telmo Shares will be entitled to receive NewCo Shares under the Arrangement.

If the Arrangement proceeds, certificates representing the number of NewCo Shares issued to each San Telmo Shareholder will be, as soon as practicable following the Effective Date and the receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and Election Form:

(a)

forwarded by, or on behalf of NewCo to that San Telmo Shareholder, at the address specified in the Letter of Transmittal and Election Form, by first class mail (postage prepaid); or

(b)

made available at the Depositary for pick up by the holder, if requested by the San Telmo Shareholder in the Letter of Transmittal and Election Form.

If a certificate representing San Telmo Shares has been lost, apparently destroyed or wrongfully taken, the holder of such shares should immediately contact the registrar and transfer agent of the San Telmo Shares so that arrangements can be made to issue a replacement certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed.

Failure to Forward Letters of Transmittal and Election Forms and to Deposit Certificates

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Securities that are not deposited with the Depositary together with a duly completed Letter of Transmittal and Election Form and any other documents the Depositary reasonably requires, on or before the fifth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the Securities to which the holder of such securities was entitled shall be cancelled.

Stock Exchange Listings

The Rolling Thunder Class A Shares and Rolling Thunder Class B Shares are currently quoted on the TSXV under the symbols "ROL.A" and "ROL.B", respectively.  On November 1, 2005, the last trading day prior to the date of the announcement of the proposed Arrangement and the last trading day on which Rolling Thunder Class B Shares were traded on the TSXV, the closing price of the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares on the TSXV was $1.15 per share and $3.56 per share, respectively.  On November 15, 2005, the closing price of the Rolling Thunder Class A Shares on the TSXV was $1.15.

The San Telmo Shares are listed and posted for trading on the TSXV under the symbol "STU" and on the OTCBB under the symbol "STUOF".  On November 1, 2005, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the San Telmo Shares on the TSXV was $0.40 per share and the closing price of the San Telmo Shares on the OTCBB was U.S. $0.36 per Share.  On November 15, 2005, the closing price of the San Telmo Shares on the TSXV was $0.41 and the closing price on the OTCBB was U.S. $0.36.

It is a condition to the completion of the Arrangement that the TSXV shall have approved the listing of the NewCo Class A Shares and NewCo Class B Shares.  Application has been made to list the NewCo Shares on the TSXV and conditional approval to do so was granted by the TSXV on Thursday, November 24, 2005.

Canadian Federal Income Tax Considerations

In the opinion of Bennett Jones LLP, counsel to Rolling Thunder, and Gowling Lafleur Henderson LLP, counsel to San Telmo (collectively, "Counsel"), the following is a general summary of the principal Canadian federal income tax considerations resulting from the Plan and the subsequent redemption of the NewCo Preferred Shares generally applicable to Rolling Thunder Shareholders and San Telmo Shareholders who, for purposes of the Income Tax Act and at all relevant times, deal at arm's length and are not affiliated with Rolling Thunder and San Telmo, and hold their Rolling Thunder Shares, San Telmo Shares and any NewCo Shares acquired pursuant to the Plan as capital property (a "holder").  The Rolling Thunder Shares, San Telmo Shares and any NewCo Shares acquired pursuant to the Plan will generally constitute capital property to a holder provided the holder does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.  Certain holders who are resident in Canada who might not otherwise be entitled to have certain of their shares treated as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Income Tax Act.  Holders are urged to consult their own tax advisors with regard to making the election permitted by subsection 39(4) of the Income Tax Act, having regard to their own particular circumstances.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder and Counsels' understanding of the current administrative and assessing practices of the Canada Revenue Agency (the "CRA").  This summary takes into account all specific proposals to amend the Income Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposals"), although there is no certainty that such Proposals will be enacted in the form proposed, or at all.  Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

The Income Tax Act contains certain provisions relating to securities held by financial institutions (the "mark-to-market Rules").  This summary does not take into account the mark-to-market Rules and holders that are "financial institutions" for the purposes of such rules should consult their own tax advisors.  This summary also does not apply to holders: (i) who may be a "tax shelter investment" for the purposes of the Income Tax Act and; or (ii) who are a Continuance Dissenting Shareholder.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder.  Accordingly, all Holders should consult their own tax advisers for advice having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary applies only to a holder of Rolling Thunder Shares, San Telmo Shares or NewCo Shares who, for the purposes of the Income Tax Act and any applicable income tax treaty or convention and at all relevant times, is resident or deemed to be resident in Canada.

Amalgamation of Rolling Thunder and San Telmo

No capital gain or capital loss will be realized when a holder exchanges Rolling Thunder Shares or San Telmo Shares on the amalgamation for NewCo Preferred Shares, NewCo Class A Shares or NewCo Class B Shares, as the case may be.

Each holder of Rolling Thunder Class A Shares or Rolling Thunder Class B Shares will be deemed to have acquired the NewCo Class A Shares or NewCo Class B Shares, respectively, pursuant to the amalgamation at a cost equal to the adjusted cost base of the Rolling Thunder Class A Shares or Rolling Thunder Class B Shares, respectively, to the Rolling Thunder Shareholder immediately before the amalgamation.  Each Rolling Thunder Shareholder who holds both Rolling Thunder Class A Shares and Rolling Thunder Class B Shares will be deemed to have acquired the NewCo Class A Shares and NewCo Class B Shares at a cost equal to the pro-rata share (based on the relative fair market values of such NewCo Class A Shares and NewCo Class B Shares) of the aggregate adjusted cost bases of the holder's Rolling Thunder Class A Shares and Rolling Thunder Class B Shares to the Rolling Thunder Shareholder immediately before the amalgamation.

Each holder of San Telmo Shares who does not make the Cash Consideration election will be deemed to have acquired the NewCo Class A Shares at a cost equal to the adjusted cost base of such San Telmo Shares to the San Telmo Shareholder immediately before the amalgamation.  Each holder of San Telmo Shares who has made the Cash Consideration election (which is not subject to reduction under Section 3.4 of the Plan) will be deemed to have acquired the NewCo Preferred Shares pursuant to the amalgamation at a cost equal to the adjusted cost base of the San Telmo Shares to the San Telmo Shareholder immediately before the amalgamation.  If a San Telmo Shareholder receives a combination of NewCo Preferred Shares and NewCo Class A Shares, whether by choice or by virtue of the application of Section 3.4 of the Plan, such holder of San Telmo Shares will be deemed to have acquired the NewCo Preferred Shares and NewCo Class A Shares at a cost equal to the pro-rata share (based on the relative fair market values of such NewCo Preferred Shares and NewCo Class A Shares) of the adjusted cost base of the holder's San Telmo Shares to the San Telmo Shareholder immediately before the amalgamation.

Redemption of NewCo Preferred Shares

On the redemption of the NewCo Preferred Shares, a holder will be considered to have disposed of such shares for proceeds of disposition equal to $0.60 per share.  Consequently, a holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are less than) the aggregate of the holder's adjusted cost base of the NewCo Preferred Shares, determined as described above, and reasonable costs of the disposition.  The taxation of capital gains and capital losses is discussed below.  Counsel has been advised by the management of Rolling Thunder that the paid-up capital (as defined in the Income Tax Act) of each NewCo Preferred Share will be equal to $0.60 immediately prior to the redemption.  On that basis, no deemed dividend will arise on the redemption of a holder's NewCo Preferred Shares.

Dissenting Shareholders

An Arrangement Dissenting Securityholder who receives a payment equal to the fair market value of the Rolling Thunder Shares or San Telmo Shares, as the case may be, from NewCo will be considered to have realized a capital gain (or capital loss) to the extent that the proceeds of disposition, less the amount of any interest awarded by the court, exceeds (or is less than) the aggregate of the Arrangement Dissenting Securityholder's adjusted cost base of the Rolling Thunder Shares or San Telmo Shares, as the case may be, and reasonable costs of the disposition.  Any interest awarded to an Arrangement Dissenting Securityholder will be included in the Dissenting Shareholder's income.  The taxation of capital gains and capital losses is discussed below.

As this area of the law is uncertain, Dissenting Shareholders should consult with their own tax advisors, having regard to their own particular circumstances.

Taxation of Capital Gains and Capital Losses

A holder will be required to include in income one-half of the amount of any capital gain (a "taxable capital gain") and will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the holder in the year of disposition.  Allowable capital losses not deducted in the taxation year of the disposition may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and in the circumstances described in the Income Tax Act.  A holder that throughout the relevant taxation year is a "Canadian-controlled private corporation" (as defined in the Income Tax Act) may also be liable to pay a refundable tax of 6⅔% on taxable capital gains.  Capital gains realized by individuals (including most trusts) may be subject to an alternative minimum tax.  The amount of any capital loss otherwise determined resulting from the disposition of a share may be reduced by the amount of dividends previously received by a holder to the extent and under the circumstances prescribed by the Income Tax Act.

Flow-Through Shares Issued by Rolling Thunder

Subsection 87(4.4) of the Income Tax Act contains certain continuity rules that generally preserve the tax treatment of the Rolling Thunder Shares issued on a flow-through basis, which will apply if: (i) Rolling Thunder and San Telmo are each a "principal-business corporation" within the meaning of the Income Tax Act (ii) the shares issued by Rolling Thunder were "flow-through shares" within the meaning of the Income Tax Act at the time of issuance and (iii) NewCo issues to the holder (or a subsequent purchaser) a share which has terms and conditions the same as, or substantially the same as, the terms and conditions of the Rolling Thunder Shares which were issued on a flow-through basis.

Holders Not Resident in Canada

This portion of the summary applies only to a holder of Rolling Thunder Shares, San Telmo Shares or NewCo Shares who, for the purposes of the Income Tax Act and any applicable income treaty or convention, is neither resident nor deemed to be resident in Canada at any time and does not use or hold, and is not deemed to use or hold, the Rolling Thunder Shares, San Telmo Shares or NewCo Shares in connection with a trade or business that the holder carries on, or is deemed to carry on, in Canada at any time (a "non-resident holder").  Special rules which are not discussed in this summary may apply to a non-resident holder that is an insurer carrying on business in Canada and elsewhere.

Disposition of Rolling Thunder Shares and San Telmo Shares on the Amalgamation

A non-resident holder will not realize a capital gain or capital loss when such holder exchanges Rolling Thunder Shares and/or San Telmo Shares for NewCo Shares.  If a non-resident holder's Rolling Thunder Shares or San Telmo Shares were taxable Canadian property, the NewCo Shares acquired as a result of the amalgamation will be deemed to be taxable Canadian property.  A non-resident holder will be subject to tax on the disposition of NewCo Preferred Shares only to the extent that such NewCo Preferred Shares constitute taxable Canadian property for the purposes of the Income Tax Act and the non-resident holder is not entitled to any relief under an applicable income tax treaty between Canada and the non-resident holder's jurisdiction of residence.

Shares of a corporation resident in Canada that are not listed on a prescribed stock exchange (as defined in the Income Tax Act) will constitute taxable Canadian property to a non-resident holder.  Under a special deeming rule contained in the Income Tax Act, the NewCo Preferred Shares will be deemed to be listed on a prescribed stock exchange (as defined in the Income Tax Act) until such share is redeemed, acquired or cancelled provided that (i) NewCo is a public corporation for the purposes of the Income Tax Act (ii) the San Telmo Shares were listed on a prescribed stock exchange (as defined in the Income Tax Act) immediately before the amalgamation and (iii) the NewCo Preferred Shares are redeemed, acquired or cancelled by NewCo within 60 days after the amalgamation.  For the purposes of this summary, it is assumed that the foregoing requirements will be met such that the NewCo Preferred Shares will be deemed to be listed on a prescribed stock exchange (as defined in the Income Tax Act) at the time such shares are redeemed by NewCo.  On this basis, the NewCo Preferred Shares will not normally constitute taxable Canadian property to a non-resident holder at a particular time provided that (i) the non-resident holder, persons with whom the non-resident holder does not deal at arm's length (within the meaning of the Income Tax Act), or the non-resident holder together with such persons did not own 25% or more of the issued shares of any class or series of NewCo at any time during the 60-month period preceding the particular time; and (ii) such NewCo Preferred Shares are not otherwise deemed to be taxable Canadian property.

If the NewCo Preferred Shares are not deemed to be listed on a prescribed stock exchange as described above, such shares would constitute taxable Canadian property to a non-resident holder and the notification and clearance certificate process under section 116 of the Income Tax Act would need to be complied with.  In these circumstances, non-resident holders are urged to consult their own tax advisors having regard to their own particular circumstances.

Disposition of NewCo Shares (other than the NewCo Preferred Shares)

A non-resident holder will be subject to tax on the disposition of NewCo Class A Shares and NewCo Class B Shares only to the extent that such NewCo Shares constitute taxable Canadian property for the purposes of the Income Tax Act and the non-resident holder is not entitled to any relief under an applicable income tax treaty between Canada and the non-resident holder's jurisdiction of residence.  The NewCo Class A Shares and NewCo Class B Shares will not normally be taxable Canadian property at the time of disposition provided that (i) the NewCo Class A Shares and the NewCo Class B Shares are listed on a prescribed stock exchange (as defined in the Income Tax Act) and the non-resident holder, persons with whom the non-resident holder does not deal at arm's length (within the meaning of the Income Tax Act), or the non-resident holder together with such persons did not own 25% or more of the issued shares of any class or series of NewCo at any time during the 60-month period preceding the disposition and (ii) the NewCo Class A Shares and NewCo Class B Shares are not otherwise deemed to be taxable Canadian property.

Optionholders

This portion of the summary is applicable to holders of Rolling Thunder Options and San Telmo Options who at all relevant times, for purposes of the Income Tax Act and any applicable income tax treaty or convention: (i) are resident or deemed to be resident in Canada; (ii) are current or former employees, officers or directors of Rolling Thunder or San Telmo; and (iii) received their Rolling Thunder Options or San Telmo Options, as the case may be, from Rolling Thunder or San Telmo, respectively, in respect of, in the course of, or by virtue of their positions as employees, officers or directors of Rolling Thunder or San Telmo and who deal at arm's length with Rolling Thunder or San Telmo, as the case may be ("Employment Optionholders").

Provided that (i) the amount, if any, by which the value of the NewCo Shares to be issued pursuant to a NewCo Option (determined immediately after the Effective Time) exceed the exercise price of the NewCo Option, does not exceed (ii) the amount, if any, by which the value of the Rolling Thunder Shares to be issued pursuant to a Rolling Thunder Option (determined immediately before the Effective Time) exceeds the exercise price of the Rolling Thunder Option, the NewCo Option will be deemed to be a continuation of the Rolling Thunder Option for purposes of computing any income from employment arising upon the exercise thereof.

Provided that (i) the amount, if any, by which the value of the NewCo Shares to be issued pursuant to 0.5 of a NewCo Option (determined immediately after the Effective Time) exceed the exercise price of the 0.5 of a NewCo Option, does not exceed (ii) the amount, if any, by which the value of the San Telmo Shares to be issued pursuant to a San Telmo Option (determined immediately before the Effective Time) exceeds the exercise price of the San Telmo Option, the 0.5 of a NewCo Option will be deemed to be a continuation of the San Telmo Option for purposes of computing any income from employment arising upon the exercise thereof.

Holders of Rolling Thunder Options and San Telmo Options are urged to consult their own income tax advisors as to the income tax consequences to them of an exercise of NewCo Options.

United States Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

Notice Pursuant to IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code (as defined below).  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Information Circular (including the Arrangement).  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

No Legal Opinion or IRS Ruling

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Rolling Thunder Shares or San Telmo Shares, respectively, that for U.S. federal income tax purposes is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Rolling Thunder Shares or San Telmo Shares, respectively, other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders.  Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Rolling Thunder Shares or San Telmo Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Rolling Thunder Shares or San Telmo Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Rolling Thunder Shares or San Telmo Shares other than as a capital asset within the meaning of section 1221 of the Code; or (h) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of Rolling Thunder or San Telmo.  In addition, this summary does not discuss the application of the “alternative minimum tax” rules under the Code.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Rolling Thunder Shares or San Telmo Shares, the U.S. federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions:  (a) any exercise of any stock option, warrant, or other right to acquire Rolling Thunder Shares or San Telmo Shares; (b) any conversion or assumption of any stock option, warrant, or other right to acquire Rolling Thunder Shares or San Telmo Shares into a stock option, warrant, or other right to acquire NewCo Class A Shares or NewCo Class B Shares; (c) any conversion or disposition of any note, debenture, or other debt instrument of Rolling Thunder or San Telmo; or (d) any conversion of one class of shares of Rolling Thunder or San Telmo into a different class of shares of Rolling Thunder or San Telmo, respectively.

United States Federal Income Tax Consequences of the Arrangement

The Arrangement as a Tax-Deferred Reorganization

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law.  Whether the Arrangement will qualify as a tax-deferred reorganization under section 368(a) of the Code (a “Reorganization”) will be tested separately for each of Rolling Thunder and San Telmo and will depend on the resolution of numerous factual issues, some of which may not be known until the effective time of the Arrangement, and the application of complex U.S. federal income tax laws.  As of the date of this Information Circular, Rolling Thunder anticipates that it will treat the Arrangement as a Reorganization with respect to Rolling Thunder.  As of the date of this Information Circular, San Telmo anticipates that it will treat the Arrangement as a Reorganization with respect to San Telmo.  Whether the Arrangement will qualify as a Reorganization with respect to Rolling Thunder or San Telmo may depend, in part, on the extent to which San Telmo Shareholders elect to receive Cash Consideration in exchange for their San Telmo Shares.

There can be no assurance, however, that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.  In addition, it is possible that the Arrangement will qualify as a Reorganization with respect to Rolling Thunder, but will not qualify as a Reorganization with respect to San Telmo, or that the Arrangement will qualify as a Reorganization with respect to San Telmo, but will not qualify as a Reorganization with respect to Rolling Thunder.  For simplicity, the following sections of this summary assume that the Arrangement either will qualify as a Reorganization with respect to both of Rolling Thunder and San Telmo or will not qualify as a Reorganization with respect to both of Rolling Thunder and San Telmo.  The requirements that must be satisfied in order for the Arrangement to qualify as a Reorganization with respect to Rolling Thunder and San Telmo, respectively, are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

As discussed above, there can be no assurance that the Arrangement will qualify as a Reorganization.  Assuming, however, that the Arrangement qualifies as a Reorganization with respect to both Rolling Thunder and San Telmo, subject to the “passive foreign investment company” rules discussed below, the following U.S. federal income tax consequences would result to U.S. Holders:

(a)

no gain or loss would be recognized by a U.S. Holder on the exchange of Rolling Thunder Shares or San Telmo Shares for NewCo Class A Shares or NewCo Class B Shares pursuant to the Arrangement;

(b)

the tax basis of a U.S. Holder in the NewCo Class A Shares or NewCo Class B Shares acquired in exchange for Rolling Thunder Shares or San Telmo Shares pursuant to the Arrangement would be equal to such U.S. Holder’s tax basis in the Rolling Thunder Shares or San Telmo Shares exchanged (subject to adjustment as described below in the case of a U.S. Holder of San Telmo Shares that receives a portion of the Cash Consideration);

(c)

the holding period of a U.S. Holder for the NewCo Class A Shares or NewCo Class B Shares acquired in exchange for Rolling Thunder Shares or San Telmo Shares pursuant to the Arrangement would include such U.S. Holder’s holding period for the Rolling Thunder Shares or San Telmo Shares exchanged;

(d)

a U.S. Holder of San Telmo Shares that receives a portion of the Cash Consideration in the Arrangement would recognize gain or, in certain circumstances, loss as described below; and

(e)

U.S. Holders that exchange Rolling Thunder Shares or San Telmo Shares for NewCo Class A Shares or NewCo Class B Shares pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement.

A U.S. Holder of San Telmo Shares that receives solely a portion of the Cash Consideration in exchange for all of such U.S. Holder’s San Telmo Shares generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of Cash Consideration received by such U.S. Holder in exchange for the San Telmo Shares and (b) the tax basis of such U.S. Holder in the San Telmo Shares exchanged.  Subject to the “passive foreign investment company” rules discussed below, such gain or loss generally would be capital gain or loss, which would be long-term capital gain or loss if the San Telmo Shares are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

A U.S. Holder of San Telmo Shares that receives a combination of NewCo Class A Shares and a portion of the Cash Consideration in exchange for such U.S. Holder’s San Telmo Shares generally would recognize gain (but not loss) in an amount equal to the lesser of (a) the excess, if any, of (i) the sum of the Cash Consideration received plus the fair market value of the NewCo Class A Shares received over (ii) the tax basis of such U.S. Holder in the San Telmo Shares exchanged pursuant to the Arrangement or (b) the amount of the Cash Consideration received.  Subject to the “passive foreign investment company” rules discussed below, such recognized gain generally would be capital gain, which would be long-term capital gain if the San Telmo Shares are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Alternatively, if the receipt of the Cash Consideration has the effect of a distribution of a dividend to a U.S. Holder of San Telmo Shares (under sections 356 and 302 of the Code), the recognized gain generally would be treated as a dividend to the extent of the accumulated “earnings and profits” (as determined under the Code) of San Telmo (or, possibly, the current and accumulated “earning and profits” of NewCo, which would include the earnings and profits of San Telmo and Rolling Thunder).  Any such dividend income generally would qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” in the case of a U.S. Holder that is an individual, estate, or trust and that satisfies certain holding period requirements.  Any such dividend income generally would not be eligible for the “dividends received deduction” under the Code.  In addition, the tax basis of a U.S. Holder in the NewCo Class A Shares acquired in exchange for San Telmo Shares pursuant to the Arrangement would be equal to (a) such U.S. Holder’s tax basis in the San Telmo Shares exchanged, (b) decreased by the Cash Consideration received, and (c) increased by the amount of gain, if any, recognized or any amount treated as a dividend, as described in this paragraph.

The Arrangement as a Taxable Transaction

As discussed above, there can be no assurance that the Arrangement will qualify as a Reorganization.  Accordingly, the Arrangement may be treated as a taxable transaction for U.S. federal income tax purposes.  Assuming that the Arrangement does not qualify as a Reorganization, subject to the “passive foreign investment company” rules discussed below, the following U.S. federal income tax consequences would result to U.S. Holders:

(a)

a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of NewCo Class A Shares or NewCo Class B Shares received by such U.S. Holder (plus the amount of cash received in the case of a U.S. Holder of San Telmo Shares that receives a portion of the Cash Consideration) in the Arrangement and (ii) the tax basis of such U.S. Holder in the Rolling Thunder Shares or San Telmo Shares exchanged in the Arrangement;

(b)

the tax basis of a U.S. Holder in the NewCo Class A Shares or NewCo Class B Shares acquired in exchange for Rolling Thunder Shares or San Telmo Shares pursuant to the Arrangement would be equal to the fair market value of the NewCo Class A Shares or NewCo Class B Shares on the date of receipt; and

(c)

the holding period of a U.S. Holder for the NewCo Class A Shares or NewCo Class B Shares acquired in exchange for Rolling Thunder Shares or San Telmo Shares pursuant to the Arrangement would begin on the day after the date of receipt.

Subject to the “passive foreign investment company” rules discussed below, the gain or loss described in clause (a) immediately above generally would be capital gain or loss, which would be long-term capital gain or loss if the Rolling Thunder Shares or San Telmo Shares are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for all of such U.S. Holder’s Rolling Thunder Shares or San Telmo Shares generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Rolling Thunder Shares or San Telmo Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts would be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Rolling Thunder Shares or San Telmo Shares surrendered.

Subject to the “passive foreign investment company” rules discussed below, such gain or loss generally would be capital gain or loss, which would be long-term capital gain or loss if the Rolling Thunder Shares or San Telmo Shares are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

Potential Application of the PFIC Rules to the Arrangement

Qualification of Rolling Thunder, San Telmo and NewCo as PFICs

A foreign corporation generally will be a “passive foreign investment company” under section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  For transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from “passive income” if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the foreign corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by a foreign corporation from a “related person” (as defined in section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Based on currently available information, Rolling Thunder expects that it will be a PFIC for the current taxable year.  Based on currently available information, San Telmo expects that it will not be a PFIC for the current taxable year.  However, San Telmo believes that it may have been a PFIC with respect to prior taxable years.  Based on currently available information, Rolling Thunder and San Telmo expect that NewCo will not be a PFIC for the taxable year that includes the day after the effective date of the Arrangement.  There can be no assurance, however, that the IRS will not challenge the determination made by Rolling Thunder, San Telmo, or NewCo concerning their respective PFIC status.

In the event that Rolling Thunder or San Telmo currently is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Rolling Thunder Shares or San Telmo Shares, respectively, the effect of the PFIC rules on the U.S. federal income tax consequences of the Arrangement to a U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat Rolling Thunder or San Telmo as a “qualified electing fund” or “QEF” under section 1295 of the Code (a “QEF Election”).  U.S. Holders of San Telmo Shares should be aware that San Telmo does not intend to satisfy, and has not satisfied, record keeping and information reporting requirements that are necessary for a U.S. Holder to make an effective QEF Election with respect to San Telmo for the current taxable year or prior taxable years.  U.S. Holders of Rolling Thunder Shares should be aware that there can be no assurance that Rolling Thunder will satisfy record keeping and information reporting requirements that are necessary for a U.S. Holder to make an effective QEF Election with respect to Rolling Thunder for the current taxable year.  Accordingly, U.S. Holders will not be able to make an effective QEF Election with respect to San Telmo and may not be able to make an effective QEF Election with respect to Rolling Thunder.

In order to have made a timely and effective QEF Election with respect to Rolling Thunder, a U.S. Holder must have made such QEF Election for the tax year that is the first year in such U.S. Holder’s holding period for the Rolling Thunder Shares during which Rolling Thunder qualified as a PFIC.  In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an “QEF Electing Shareholder” and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a “Non-QEF Electing Shareholder.”

If a U.S. Holder has not made a timely and effective QEF Election, such U.S. Holder may qualify as a QEF Electing Shareholder by filing, on a timely filed U.S. federal income tax return (including extensions), a QEF Election and a “deemed sale election” to recognize, under the rules of section 1291 of the Code, any gain that such U.S. Holder would otherwise recognize if such U.S. Holder sold the Rolling Thunder Shares on the qualification date.  The “qualification date” is the first day of Rolling Thunder’s tax year in which Rolling Thunder qualified as a QEF with respect to such U.S. Holder.  The deemed sale election may be made only if such U.S. Holder held Rolling Thunder Shares on the qualification date.

The effect of the PFIC rules on the U.S. federal income tax consequences of the Arrangement to a U.S. Holder may also depend on whether such U.S. Holder has made a mark-to-market election under section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Rolling Thunder Shares or San Telmo Shares, respectively.  A U.S. Holder may make a Mark-to-Market Election only if the Rolling Thunder Shares or San Telmo Shares, respectively, are marketable stock.  The Rolling Thunder Shares or San Telmo Shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether a Mark-to-Market Election may be made with respect to the Rolling Thunder Shares or San Telmo Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement.

Effect of PFIC Rules on the Arrangement as a Reorganization

In the event that Rolling Thunder or San Telmo currently is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Rolling Thunder Shares or San Telmo Shares, respectively, certain proposed Treasury Regulations under section 1291(f) of the Code (the “Proposed PFIC Regulations”) may cause a U.S. Holder to recognize gain (but not loss) on the exchange of Rolling Thunder Shares or San Telmo Shares for NewCo Class A Shares or NewCo Class B Shares pursuant to the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization).  The effect of the Proposed PFIC Regulations on the exchange by a U.S. Holder of Rolling Thunder Shares or San Telmo Shares for NewCo Class A Shares or NewCo Class B Shares pursuant to the Arrangement will depend on whether such U.S. Holder is a QEF Electing Shareholder or a Non-QEF Electing Shareholder.

Non-QEF Electing Shareholders

Under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder is not required to recognize gain upon a Reorganization if such Non-QEF Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange.  However, under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder will recognize gain (but not loss) upon a Reorganization if such Non-QEF Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.

As discussed above, based on currently available information, NewCo expects that it will not be a PFIC for the taxable year that includes the day after the effective date of the Arrangement.  If NewCo does not qualify as a PFIC for its taxable year that includes the day after the effective date of the Arrangement, under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder generally would recognize gain (but not loss) on the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization).  The amount of such gain recognized by a Non-QEF Electing Shareholder would be equal to the difference, if any, between (a) the fair market value of the NewCo Class A Shares or NewCo Class B Shares received (plus any portion of the Cash Consideration received) by such U.S. Holder pursuant to the Arrangement and (b) the tax basis of such U.S. Holder in the Rolling Thunder Shares or San Telmo Shares exchanged pursuant to the Arrangement.  Such gain recognized by a Non-QEF Electing Shareholder generally would (a) be allocated pro rata over such Non-QEF Electing Shareholder’s holding period for the Rolling Thunder Shares or San Telmo Shares (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

If NewCo does qualify as a PFIC for its taxable year that includes the day after the effective date of the Arrangement, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations generally would not cause a Non-QEF Electing Shareholder to recognize gain on the exchange of Rolling Thunder Shares or San Telmo Shares for NewCo Class A Shares or NewCo Class B Shares pursuant to the Arrangement.

QEF Electing Shareholders

Under the Proposed PFIC Regulations, a QEF Electing Shareholder is not required to recognize gain upon a Reorganization.  Accordingly, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations generally would not cause a QEF Electing Shareholder to recognize gain on the exchange of Rolling Thunder Shares for NewCo Class A Shares or NewCo Class B Shares pursuant to the Arrangement.

Mark-to-Market Electing Shareholders

The Proposed PFIC Regulations do not address whether a Non-QEF Electing Shareholder that has made a Mark-to-Market Election would be required to recognize gain (but not loss) on the exchange of Rolling Thunder Shares or San Telmo Shares for NewCo Class A Shares or NewCo Class B Shares pursuant to the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization).  Each U.S. Holder that has made a Mark-to-Market Election should consult its own financial advisor, legal counsel, or accountant regarding how such Mark-to-Market Election may affect the U.S. federal income tax consequences of the Arrangement in the event that the Arrangement qualifies as a Reorganization.

PFIC Information Reporting

The Proposed PFIC Regulations require a Non-QEF Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-QEF Electing Shareholder’s U.S. federal income tax return for the taxable year in which the Arrangement occurs.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Arrangement.

Status of Proposed PFIC Regulations

The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992.  If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above.  However, because the Proposed PFIC Regulations have not been adopted in final form, the Proposed PFIC regulations are not currently effective and there can be no assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed.  The IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those Code provisions.

Effect of PFIC Rules on the Arrangement as a Taxable Transaction

In the event that Rolling Thunder or San Telmo qualifies as a PFIC and the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes, the PFIC rules will apply to gain, if any, recognized by a U.S. Holder on the exchange of Rolling Thunder Shares or San Telmo Shares for NewCo Class A Shares or NewCo Class B Shares (and cash received in the case of a U.S. Holder of San Telmo Shares that receives a portion of the Cash Consideration) pursuant to the Arrangement.  In the event that Rolling Thunder or San Telmo qualifies as a PFIC, the PFIC rules will apply to gain, if any, recognized by a U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for all of such U.S. Holder’s Rolling Thunder Shares or San Telmo Shares.

Non-QEF Electing Shareholders

Under the PFIC rules, gain recognized in the Arrangement by a Non-QEF Electing Shareholder generally would (a) be allocated pro rata over such Non-QEF Electing Shareholder’s holding period for the Rolling Thunder Shares or San Telmo Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

QEF Electing Shareholders

Gain or loss recognized in the Arrangement by a QEF Electing Shareholder generally would be treated as capital gain or loss.

Mark-to-Market Electing Shareholders

Gain or loss recognized in the Arrangement by a U.S. Holder that has made a Mark-to-Market Election generally would be treated as ordinary income or loss (limited, in the case of losses, to the excess, if any, of (a) the amount included in ordinary income for prior taxable years because of such Mark-to-Market Election over (b) the amount allowed as a deduction in computing adjusted gross income for prior taxable years because of such Mark-to-Market Election).

Information Reporting; Backup Withholding Tax

The exchange of Rolling Thunder Shares or San Telmo Shares for NewCo Class A Shares or NewCo Class B Shares, or the receipt of cash in exchange for Rolling Thunder Shares or San Telmo Shares, pursuant to the Arrangement may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of the securities held by it and is qualified in its entirety by reference to the full text of the Interim Order, sections 237 to 247 of the BCBCA and section 191 of the ABCA, which are attached to this Information Circular as Appendix E, J and I, respectively.  A Continuance Dissenting Shareholder intending to exercise the Continuance Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA.  A Dissenting Securityholder intending to exercise the Arrangement Dissent Rights should carefully consider and comply with the provisions of section 191 of the ABCA as modified by the Interim Order. The statutory provisions covering the Continuance Dissent Rights or Arrangement Dissent Rights are technical and complex. Failure to comply with the provisions of sections 237 to 247 of the BCBCA or section 191 of the ABCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Continuance Dissent Rights

Pursuant to section 309 of the BCBCA, any Continuance Dissenting Shareholder who dissents from the Continuance Resolution in compliance with sections 237 to 247 of the BCBCA will be entitled to be paid by San Telmo the fair value of the San Telmo Shares held by such Continuance Dissenting Shareholder determined as at the point in time immediately before the passing of the Continuance Resolution.  A Continuance Dissenting Shareholder must dissent with respect to all San Telmo Shares in which the holder owns a beneficial interest.

The filing of a notice of dissent deprives a Continuance Dissenting Shareholder of the right to vote at the San Telmo Meeting, except if such Continuance Dissenting Shareholder ceases to be a Continuance Dissenting Shareholder in accordance with the Continuance Dissent Rights. For greater certainty, a San Telmo Shareholder who wishes to exercise the Continuance Dissent Rights may not vote in favour of the Continuance.

A San Telmo Shareholder who wishes to dissent must deliver written notice of dissent to San Telmo at its registered office address, 430 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6, at least two days before the date on which the Continuance Resolution is to be voted upon and such notice of dissent must strictly comply with the requirements of section 242 of the BCBCA.

In particular, the written notice of dissent must set out the number of San Telmo Shares in respect of which the notice of dissent is to be sent and:

(a)

if such San Telmo Shares constitute all of the San Telmo Shares of which the San Telmo Shareholder is the registered and beneficial owner, a statement to that effect;

(b)

if such San Telmo Shares constitute all of the San Telmo Shares of which the San Telmo Shareholder is the registered and beneficial owner but if the San Telmo Shareholder owns additional San Telmo Shares beneficially, a statement to that effect and the names of the registered shareholders, the number of San Telmo Shares held by such registered owners and a statement that written notices of dissent have or will be sent with respect to such shares; or

(c)

if the Dissent Rights are being exercised by a registered owner who is not the beneficial owner of such San Telmo Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all San Telmo Shares of the beneficial owner registered in such registered owner’s name.

San Telmo is required promptly after the later of: (i) the date on which San Telmo forms the intention to proceed with the Continuance; and (ii) the date on which the written notice of dissent was received, to notify each Continuance Dissenting Shareholder of its intention to act on the Continuance.  Upon receipt of such notification, each Continuance Dissenting Shareholder is then required, if the Continuance Dissenting Shareholder wishes to proceed with the dissent, within one month after the date of such notice to send to San Telmo: (a) a written statement that the Continuance Dissenting Shareholder requires San Telmo to purchase all of its San Telmo Shares; (b) the certificates representing such San Telmo Shares; and (c) if the dissent right is being exercised by the Continuance Dissenting Shareholder on behalf of a beneficial owner who is not the Continuance Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other San Telmo Shares, and if so: (i) the names of the registered owners of such shares; (ii) the number of such shares; and (iii) that dissent is being exercised in respect of such shares.  A San Telmo Shareholder who fails to send San Telmo, within the required time frame, the written statements described above and the certificates representing the San Telmo Shares in respect of which the Continuance Dissenting Shareholder dissents, forfeits the Shareholder’s right to dissent.

On sending the required documentation to San Telmo, the fair value for a Continuance Dissenting Shareholder’s San Telmo Shares will be determined as follows:

(a)

if San Telmo and a Continuance Dissenting Shareholder agree on the fair value of the San Telmo Shares, then San Telmo must promptly pay that amount to the Continuance Dissenting Shareholder or promptly send notice to the Continuance Dissenting Shareholder that San Telmo is lawfully unable to pay the Continuance Dissenting Shareholders for their San Telmo Shares; or

(b)

if a Continuance Dissenting Shareholder and San Telmo are unable to agree on a fair value, the Continuance Dissenting Shareholder may apply to the Supreme Court of British Columbia to determine the fair value of the San Telmo Shares, and San Telmo must pay to the Continuance Dissenting Shareholder the fair value determined by such Court or promptly send notice to the Continuance Dissenting Shareholder that San Telmo is lawfully unable to pay the Continuance Dissenting Shareholders for their San Telmo Shares.

San Telmo will be lawfully unable to pay the Continuance Dissenting Shareholder the fair value of his San Telmo Shares if San Telmo is insolvent or would be rendered insolvent by making the payment to the Continuance Dissenting Shareholder. In such event, Continuance Dissenting Shareholders will have 30 days to elect to either: (a) withdraw their dissent; or (b) retain their status as a claimant and be paid as soon as San Telmo is lawfully able to do so or, in a liquidation, be ranked subordinate to its creditors but in priority to its shareholders.

If the Continuance is not implemented for any reason, Continuance Dissenting Shareholders will not be entitled to be paid the fair value for their San Telmo Shares and the Continuance Dissenting Shareholders will be entitled to the return of any San Telmo Share certificates delivered to San Telmo in connection with the exercise of the Continuance Dissent Rights.

The discussion above is only a summary of the Continuance Dissent Rights which are technical and complex.  A Shareholder who intends to exercise Continuance Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA.  Persons who are beneficial owners of San Telmo Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent.  It is suggested that any San Telmo Shareholder wishing to avail himself or herself of the Continuance Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA may prejudice the availability of such Dissent Rights.  Continuance Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

Arrangement Dissent Rights

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Arrangement Dissent Rights, a registered Securityholder is entitled to dissent and be paid the fair value of the Securities held by such Securityholder, determined as of the close of business on the last Business Day before the day on which the Rolling Thunder Arrangement Resolution or San Telmo Arrangement Resolution from which such holder dissents is adopted.  A registered Securityholder may dissent only with respect to all Securities held by such registered Securityholder or on behalf of any one Beneficial Holder and registered in the Dissenting Securityholder's name. Only registered Securityholders may dissent. Persons who are Beneficial Holders of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may do so only through the registered owner of such Securities.  Accordingly, a Beneficial Holder must make arrangements for the registered holder of his or her Securities to dissent on his or her behalf.  A registered holder, such as a broker, who holds Securities as a nominee for Beneficial Holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Holders with respect to the Securities held for such Beneficial Holders. In such case, the demand for dissent should set forth the number of Securities covered by it.  Alternatively, a Beneficial Holder of Securities desiring to exercise Dissent Rights may make arrangements for the Securities beneficially owned by such Beneficial Holder to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by Rolling Thunder or San Telmo.

To exercise such right, Rolling Thunder must receive from the Dissenting Securityholder a written objection to the Rolling Thunder Arrangement Resolution, delivered to Rolling Thunder, c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Mr. Anthony L. Friend, Q.C., by 5:00 p.m. (Calgary time) two Business Days before the Rolling Thunder Meeting, and the Dissenting Securityholder must otherwise comply with section 191 of the ABCA, as modified by the Interim Order.  A Rolling Thunder Securityholder wishing to exercise the Arrangement Dissent Rights with respect to such holder's Securities must abstain from voting the securities held by it in respect of the Arrangement Resolution.

To exercise such right, San Telmo must receive from the Dissenting Securityholder a written objection to the San Telmo Arrangement Resolution, delivered to San Telmo, c/o Gowling Lafleur Henderson LLP, 1200, 700 – 2nd Street S.W. Calgary, Alberta, T2P 4V5, Attention: Mr. Peter S. Jull, Q.C., by 5:00 p.m. (Calgary time) two Business Days before the San Telmo Meeting, and the Dissenting Securityholder must otherwise comply with section 191 of the ABCA, as modified by the Interim Order.  A San Telmo Securityholder wishing to exercise the Arrangement Dissent Rights with respect to such holder's Securities must abstain from voting the Securities held by it in respect of the San Telmo Arrangement Resolution.

A vote against the Rolling Thunder Arrangement Resolution or the San Telmo Arrangement Resolution or an abstention does not constitute a written objection.  If any of the Rolling Thunder Arrangement Resolution or the San Telmo Arrangement Resolution is adopted, Rolling Thunder, San Telmo or the Dissenting Securityholder, where the Dissenting Securityholder has sent the required written objection, may apply to the Court to fix the fair value of the Dissenting Securityholder's Securities. If the application is made, Rolling Thunder or San Telmo, as applicable, is required to send to each Dissenting Securityholder a written offer to pay such Dissenting Securityholder an amount considered by the directors of Rolling Thunder or San Telmo, as applicable, to be the fair value of the Dissenting Securityholder's Securities. If such offer is not made or is not accepted, the Court shall fix the fair value of the Securities, as applicable.  There is no obligation on Rolling Thunder or San Telmo, as applicable, to apply to the Court.  If an application is made by either Party, the Dissenting Securityholder will be entitled to be paid the amount fixed by the Court for the Securities in respect of which the Dissenting Securityholder dissented. A Dissenting Securityholder may make an agreement with Rolling Thunder or San Telmo, as applicable, for the purchase of such holder's Securities in the amount of the offer made by Rolling Thunder or San Telmo, as applicable, at any time before the Court pronounces an order fixing the fair value of the applicable Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Rolling Thunder or San Telmo, as applicable, and in favour of each of those Dissenting Securityholders, and fixing the time within which Rolling Thunder or San Telmo, as applicable, must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Rolling Thunder Securityholder or San Telmo Securityholder, as applicable, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Rolling Thunder or San Telmo, as applicable, and the Dissenting Securityholder as to the payment to be made by Rolling Thunder or San Telmo, as applicable, to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such holder's Securities, in the amount agreed to between Rolling Thunder or San Telmo, as applicable, and the Dissenting Securityholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Dissenting Securityholder may withdraw its dissent, or Rolling Thunder or San Telmo, as applicable, may rescind the Rolling Thunder Arrangement Resolution or the San Telmo Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

Rolling Thunder or San Telmo, as applicable, shall not make a payment to a Dissenting Securityholder under section 191 of the ABCA if there are reasonable grounds for believing that Rolling Thunder or San Telmo, as applicable, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Rolling Thunder or San Telmo, as applicable, would thereby be less than the aggregate of its liabilities.  In such event, Rolling Thunder or San Telmo, as applicable, shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their Securities, in which case the Dissenting Securityholder may, by written notice to Rolling Thunder or San Telmo, as applicable, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Rolling Thunder or San Telmo, as applicable, shall, subject to the terms of the Arrangement, be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains a status as a claimant against Rolling Thunder or San Telmo, as applicable, to be paid as soon as Rolling Thunder or San Telmo, as applicable, is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rolling Thunder or San Telmo, as applicable, but in priority to its shareholders.

Securityholders who exercise the Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value for their Securities shall be deemed to have transferred such Securities to Rolling Thunder or San Telmo, as applicable, for cancellation at the Effective Time; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Securities shall be deemed to have participated in the Arrangement on the same basis as non-dissenting Securityholders in accordance with the Plan of Arrangement.

In no case shall Rolling Thunder, San Telmo or any other person be required to recognize Dissenting Securityholders as Securityholders, as applicable, after the Effective Time.

General

Any Securityholder who may wish to exercise the Dissent Rights should carefully consider and comply with the provisions of the Interim Order, sections 237 to 247 of the BCBCA and section 191 of the ABCA, the full texts of which are set out in Appendices E, J and I, respectively, to this Information Circular and consult his or her own legal advisor.

It is a condition to the Arrangement that holders of not more than 5% of the aggregate of the outstanding Rolling Thunder Securities and 5% of the aggregate of the outstanding San Telmo Securities shall have exercised  Arrangement Dissent Rights.

Other Matters

Securities Law Matters

Canada

The NewCo Securities to be issued to Securityholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally be "freely tradable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of the issuer, the selling shareholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

The employees of San Telmo are entitled to receive severance payments of approximately $300,000 upon the Arrangement becoming effective.  For the purposes of Rule 61-501, Mr. Bass and Mr. Herdman are each considered a "related party" of San Telmo and Mr. Bass is considered a "related party" of Rolling Thunder.  Further, the payments referred to above may be considered "collateral benefits" under Rule 61-501.  Rule 61-501 expressly excludes benefits from being "collateral benefits" if such benefits are received solely in connection with the related party's services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction, and, at the time the transaction is agreed to, the related party and its associated entities (as defined in Rule 61-501) beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer.  As at the date hereof, Mr. Herdman and his associated entities own, or exercise control or direction over, less than 1% of the outstanding San Telmo Shares.  Mr. Bass and his associated entities own, or exercise control or direction over, 2,237,176 San Telmo Shares (5.0% of the outstanding San Telmo Shares) and options to purchase 1,300,000 San Telmo Shares (35.1% of the outstanding San Telmo Options).  Mr. Bass and his associated entities own, or exercise control or direction over, 640,000 Rolling Thunder Class A Shares (5.9% of the outstanding Rolling Thunder Class A Shares), 9,000 Rolling Thunder Class B Shares (1.1% of the outstanding Rolling Thunder Class B Shares) and options to purchase 70,000 Rolling Thunder Class A Shares (8.4% of the outstanding Rolling Thunder Options).  As such, Mr. Bass will likely receive a "collateral benefit" and the Arrangement may be considered a "business combination" for the purposes of Rule 61-501, requiring the approval of a majority of the votes cast by San Telmo Shareholders and a majority of the votes cast by Rolling Thunder Class A Shareholders and Rolling Thunder Class B Shareholders, each voting as a class, excluding the votes cast in respect of San Telmo Shares and Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, respectively, beneficially owned, or over which control or direction is exercised, by Mr. Bass and his associated entities.

United States

San Telmo is subject to the reporting requirements of the U.S. Exchange Act and files periodic reports with the U.S. Securities and Exchange Commission (the "SEC").  After the Arrangement, NewCo will succeed to San Telmo reporting requirements in the United States and commence filing periodic reports with the SEC.  San Telmo’s SEC filings are, and NewCo’s SEC filings will be, available electronically at no charge on the SEC’s website at www.sec.gov.  It is anticipated that, as a result of maintaining this registration, the NewCo Class A Shares will continue to be quoted on the OTCBB.

The issuance by NewCo at the Effective Date of NewCo Securities pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear.  The Court of Queen's Bench of Alberta is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be determined.  The Court entered the Interim Order on November 29, 2005 and, subject to the approval of the Arrangement by Rolling Thunder Securityholders and San Telmo Securityholders, a hearing on the Arrangement will be held on Wednesday, January 11, 2006 by the Court.  See "Part III – The Arrangement – Procedures for the Arrangement to become Effective – Court Approval".

The NewCo Shares will be freely transferable under US federal securities laws, except by persons who are affiliates of Rolling Thunder or San Telmo prior to the Arrangement or affiliates of NewCo after the Arrangement. NewCo Shares held by such affiliates may be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the US Securities Act or as otherwise permitted under the US Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell NewCo Shares received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of one percent of the outstanding shares of NewCo or, if such securities are listed on a United States securities exchange, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that sales be made in unsolicited, open market broker transactions at times when certain information specified by the Rule 144 is publicly available with respect to NewCo. Rules 145(d)(2) and (3) generally provide that these limitations lapse for nonaffiliates of NewCo after a period of one or two years, depending upon whether information continues to be publicly available with respect to NewCo.

Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

NewCo intends to register under the US Securities Act on Form S-8 the NewCo Class A Shares issuable upon exercise of NewCo Options (the "NewCo Option Shares").  The NewCo Option Shares may be sold without restrictions in the United States by holders of NewCo Options who are not affiliates of NewCo at the time.  Holders of NewCo Options who are affiliates of NewCo must comply with the volume, current public information and manner of sale limitations of Rule 144.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the NewCo Shares received upon completion of the Arrangement and receivable upon exercise of any NewCo Options following the Arrangement, and does not describe the United States securities laws applicable to the NewCo Warrants or the NewCo Shares received upon exercise of any NewCo Warrants following the Arrangement. All holders of NewCo Shares are urged to consult with counsel to ensure that the resale of their NewCo Shares complies with applicable securities legislation.

Securityholders are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Legal Developments

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by Rolling Thunder and San Telmo for approval of the Arrangement.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Legal Matters

Certain legal matters relating to the Arrangement have been passed upon by Bennett Jones LLP, on behalf of Rolling Thunder, and by Gowling Lafleur Henderson LLP, on behalf of San Telmo.  As at November 15, 2005, the partners and associates of each of Bennett Jones LLP and Gowling Lafleur Henderson LLP each beneficially owned, directly or indirectly, less than 1% of the outstanding Rolling Thunder Securities.  As at November 15, 2005, the partners and associates of each of Bennett Jones LLP and Gowling Lafleur Henderson LLP each beneficially owned, directly or indirectly, less than 1% of the outstanding San Telmo Securities.

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PART IV - INFORMATION RELATING TO NEWCO, POST-ARRANGEMENT

At the Effective Time, all of the Rolling Thunder Securities and San Telmo Securities will be exchanged for NewCo Securities pursuant to the Per Security Consideration, and NewCo will continue as "Rolling Thunder Exploration Ltd."

Selected Financial Information

The following table sets out certain financial information for Rolling Thunder and San Telmo and certain pro-forma combined financial information for Rolling Thunder and San Telmo as at and for the three months ended July 31, 2005 after giving effect to the Arrangement from May 1, 2005.  Pro-forma combined financial information for the year ended April 30, 2005 is not described below because such information would be the same as the financial information of San Telmo for such year due to the fact that Rolling Thunder was incorporated on March 24, 2005 and had not commenced commercial operations at April 30, 2005.  The following information should be read in conjunction with the Rolling Thunder Financial Statements and San Telmo Financial Statements incorporated by reference in Appendix F and Appendix G, respectively, to this Information Circular and the Pro-forma Combined Financial Statements set forth in Appendix H to this Information Circular.

	Rolling Thunder As at and for the Period Ended September 30, 2005 ($000)	San Telmo As at and for the Three Months Ended July 31, 2005 ($000)	San Telmo As at and for the Year Ended April 30, 2005 ($000)	Pro-forma Combined As at and for the Three Months Ended July 31, 2005 ($000)
Revenue	71	1,787	4,245	1,858
Net income (loss)	(281)	68	(1,692)	(212)
Net income (loss) per Share Basic and diluted	(0.03)	0.001	(0.04)	(0.01)

Total Assets	12,602	10,570	9,253	14,921
Working Capital (Deficiency)	11,698	(1,975)	(1,967)	3,774
Dividends Declared	-	-	-	NA

Selected Reserves and Operational Information

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves.  There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.  The recovery and reserve estimates of San Telmo's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.

The following table sets forth certain reserves information for Rolling Thunder and San Telmo and pro-forma combined reserves information for Rolling Thunder and San Telmo, as at April 30, 2005.  The following information should be read in conjunction with the information contained in Appendix F and Appendix G to this Information Circular.

	As at April 30, 2005	As at April 30, 2005	As at April 30, 2005
Forecast Prices and Costs	Rolling Thunder	San Telmo	Pro-forma Combined
Gross Reserves (Mboe)
Proved	-	913	913
Probable	-	1,174	1,174
Total	-	2,088	2,086
Net Reserves (Mboe)
Proved	-	581	581
Probable	-	854	854
Total	-	1,435	1,435

	As at April 30, 2005	As at April 30, 2005	As at April 30, 2005
Constant Prices and Costs	Rolling Thunder	San Telmo	Pro-forma Combined
Gross Reserves (Mboe)
Proved	-	913	913
Probable	-	1,183	1,183
Total	-	2,096	2,096
Net Reserves (Mboe)
Proved	-	577	577
Probable	-	852	852
Total	-	1,429	1,429

The following table sets forth the net present value of future net revenue, before deducting income taxes and discounted at 10%, derived from the reserves of Rolling Thunder and San Telmo, and pro-forma combined net present value of future net revenues before deducting income taxes, as at April 30, 2005.  The following information should be read in conjunction with the information contained in Appendix F and Appendix G to this Information Circular.

	As at April 30, 2005	As at April 30, 2005	As at April 30, 2005
Forecast Prices and Costs	Rolling Thunder (M$)	San Telmo (M$)	Pro-forma Combined (M$)
Proved	-	16,196	16,196
Probable	-	17,288	17,288
Total	-	33,484	33,484

	As at April 30, 2005	As at April 30, 2005	As at April 30, 2005
Constant Prices and Costs	Rolling Thunder (M$)	San Telmo (M$)	Pro-forma Combined (M$)
Proved	-	17,008	17,008
Probable	-	20,688	20,688
Total	-	37,696	37,696

The following table sets forth certain operational information for Rolling Thunder and San Telmo for the three months ended September 30, 2005 and July 31, 2005, respectively, and pro-forma operational information for the three period ended July 31, 2005 after giving effect to the Arrangement, as at May 1, 2005. The following information should be read in conjunction with the information contained in Appendix F and Appendix G to this Information Circular.

	For the Three Months Ended September 30, 2005 Rolling Thunder	For the Three Months Ended July 31, 2005 San Telmo	Pro-forma Combined
Average daily production
Oil & NGL – bbls/d	-	116	116
Natural gas – Mcf	-	2,361	2,361
Combined boe/d @ 6:1	-	510	510

Average prices
Oil & NGL ($/bbls)	-	56.54	56.54
Natural gas ($/Mcf)	-	7.92	7.92
Combined ($/boe)	-	50.00	50.00

Rolling Thunder and San Telmo are, and NewCo will be, subject to certain risks that should be carefully considered.  These risks include volatility of commodity prices, operational risks, and an inability to replace reserves.  See "Risk Factors" below and "Risk Factors" in each of Appendix F and Appendix G hereto.

Risk Factors

Rolling Thunder and San Telmo are, and NewCo will be, subject to certain risks that should be carefully considered.  The risks facing Rolling Thunder and San Telmo are set out in Appendix F and Appendix G, respectively, hereto.  The following are risks related specifically to the Arrangement.

The Arrangement is expected to result in benefits to NewCo, but NewCo may not realize those benefits due to challenges associated with integrating the Parties.

The success of the Arrangement will be dependent in large part on the success of the management of NewCo in integrating the operations, technologies and personnel of the two companies following the close of the Agreement.  The failure of NewCo to meet the challenges involved in successfully integrating the operations of Rolling Thunder and San Telmo or otherwise to realize any of the anticipated benefits of the Agreement, including anticipated cost savings described in this Information Circular, could seriously harm the results of operations of NewCo.  In addition, the overall integration of the two companies may result in unanticipated operations problems, expenses and liabilities and diversion of management's attention.  The challenges involved in this integration include the following:

•

successfully integrating each Party's operations, technologies, products and services;

•

coordinating sales and marketing efforts to effectively communicate the capabilities of NewCo;

•

demonstrating to the customers of Rolling Thunder and San Telmo that the Arrangement will not result in adverse changes in business focus;

•

coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•

preserving distribution, marketing or other important relationships of both Rolling Thunder and San Telmo and resolving potential conflicts that may arise;

•

maintaining employee morale and motivation and retaining key employees; and

•

reducing the costs associated with each Party's operations.

Rolling Thunder and San Telmo may not be able to successfully integrate their operations in a timely manner, or at all, and NewCo may not realize the anticipated benefits or synergies of the Arrangement to the extent or in the timeframe anticipated.  The anticipated benefits and synergies include cost savings associated with anticipated restructuring efforts and other operational efficiencies, greater economies of scale and revenue enhancement opportunities.  In addition, Rolling Thunder and San Telmo anticipate that Rolling Thunder's cash position will provide NewCo with an increased ability to fund development and operations.  However, these anticipated benefits and synergies are based on assumptions, not actual experience, and assume a successful integration.  Also, upon completion of the Arrangement, NewCo's cash position may be significantly less than anticipated, due to, among other things, the exercise of Dissent Rights by Securityholders.  NewCo's ability to realize these benefits and synergies could be adversely impacted to the extent that Rolling Thunder's or San Telmo's relationships with existing or potential customers, suppliers or strategic partners is adversely affected as a consequence of the Arrangement, or by practical or legal constraints on its ability to combine operations or implement workforce reductions.

Rolling Thunder and San Telmo expect to incur significant costs associated with the Arrangement.

Rolling Thunder and San Telmo estimate they could collectively incur direct transaction costs of approximately $950,000 in connection with the Arrangement.  Actual direct transaction costs incurred in connection with the Arrangement may vary.  In addition, NewCo will incur additional costs to the extent that any Securityholders exercise their Dissent Rights and receive fair value of their Securities.

If the Arrangement is not completed, Rolling Thunder's and San Telmo's share prices and future business and operations could be harmed.

If the current market prices of Rolling Thunder Shares and San Telmo Shares reflect an assumption that the Arrangement will be completed, the price of their respective Securities may decline if the Arrangement is not completed.  Moreover, Rolling Thunder's and San Telmo's costs related to the Arrangement, including legal, accounting and some of the fees of their financial advisors, must be paid even if the Arrangement is not completed.

In addition, if the Arrangement is not completed, Rolling Thunder and San Telmo may be subject to a number of additional material risks, including the following:

•

either Party may forego other opportunities which would have otherwise been available had the Arrangement Agreement not been executed, including, without limitation, opportunities foregone as a result of affirmative and negative covenants made by each Party in the Arrangement Agreement, such as covenants affecting the conduct of each Party's business outside the ordinary course of business; and

•

either Party may be unable to obtain additional sources of financing or conclude another sale, merger or Arrangement on as favourable terms, in a timely manner, or at all.

Fluctuations in the Canadian-U.S. exchange rate will affect the value of NewCo Class A Shares that the San Telmo Shareholders will receive pursuant to the Arrangement.

Certain San Telmo Shareholders purchased U.S. dollar denominated San Telmo Shares on the facilities of the OTCBB.  As a result, the value of NewCo Class A Shares that San Telmo Shareholders will receive in the Arrangement depends on the Canadian-U.S. exchange rate, as the NewCo Class A Shares are valued in Canadian dollars and San Telmo Shares were acquired in U.S. dollars.

The completion of the Arrangement is subject to the satisfaction of conditions.

The obligations of Rolling Thunder and San Telmo to complete the Arrangement are subject to the satisfaction or waiver, where permissible, of certain conditions set forth in the Arrangement Agreement.  Some of these conditions cannot be waived, including obtaining the requisite approval of Rolling Thunder Securityholders, San Telmo Securityholders, the Court, relevant Canadian and U.S. securities regulators and the TSXV.  If these conditions are not satisfied, the Arrangement will not be completed.

Some of the conditions to the Arrangement may be waived by Rolling Thunder or San Telmo without resoliciting shareholder approval for the Arrangement.

Some of the conditions set forth in the Arrangement Agreement may be waived by Rolling Thunder or San Telmo, subject to the agreement of the other Party in specific cases.  If those conditions are waived, Rolling Thunder and San Telmo will evaluate whether an amendment to the Information Circular and a resolicitation of proxies is warranted.  In the event that the Rolling Thunder Board or San Telmo Board determines that resolicitation of proxies is not warranted, the applicable Party will have the discretion to complete the Arrangement without seeking further Securityholder approval.

Members of the management and board of directors of Rolling Thunder and San Telmo have interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

In considering whether to approve the Arrangement, Securityholders should recognize that some of the members of management and the boards of directors of Rolling Thunder and San Telmo have interests in the Arrangement that differ from, or are in addition to, their interests as Securityholders.

Directors and Officers of NewCo

The following table sets forth the name, municipality of residence and positions for each of the proposed directors and officers of NewCo upon completion of the Arrangement, together with their principal occupations for the past five years, and number of NewCo Shares owned, directly or indirectly, or over which control or direction is exercised after giving effect to the Arrangement.  The directors of NewCo shall hold office until the next annual meeting of NewCo Shareholders or until their respective successors have been duly elected or appointed.

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Name and Municipality of Residence	Proposed Offices Held	Principal Occupation for Past Five Years	Number of NewCo Class A Shares/NewCo Class B Shares Beneficially Owned(1)

Peter M.K. Bolton(3) Calgary, Alberta, Canada	Director, President and Chief Executive Officer

President and Chief Executive Officer of Rolling Thunder since March 2005.  President and Chief Executive Officer of Energy Explorer Inc., an oil and gas exploration and production company, from November 2002 to September 2004.  Vice President of Exploration of Integra Resources Ltd., an oil and gas exploration and production company, from October 1998 to October 2002.

622,000 / 2,700
Ken J. Ellison Calgary, Alberta, Canada	Director, Vice President, Exploration and Chief Operating Officer	President of Rolling Thunder Resources Inc., a private geological consulting company, from January 1997 to the present.	616,000 / 3,600
Brian J. Bass(2)(3)(4) Calgary, Alberta, Canada	Director

President and Chief Executive Officer of San Telmo from May 2002 to present.  Vice President, Land and Business Development for America Leduc Petroleum, an oil and gas exploration and production company, from 2000 to 2002.  Manager of Land for Archean Energy Ltd., an oil and gas exploration and production company, from 1998 to 2000.

1,788,588/9,000(7)
Keith E. Macdonald(2)(4) Calgary, Alberta, Canada	Director and Chairman	President of Bamako Investment Management Ltd., a private holding and financial consulting company, from 1994 to the present.	639,000 / 6,400
Raymond G. Smith(2)(3)(4) Calgary, Alberta, Canada	Director

Chairman Cork Exploration Inc., Chairman and Chief Executive Officer of Meridian Energy Corporation, an oil and gas exploration and production company, from September 2002 to March 2005.  President and Chief Executive Officer of Corsair Exploration Ltd., an oil and gas exploration and production company, from July 1999 to June 2002.

300,000 / 0
Steven C. Farner Calgary, Alberta, Canada	Manager, Geophysics

Vice President, Exploration of Kinloch Resources Inc., an oil and gas exploration and production company, from June 2003 to March 2005.  Positions of increasing responsibility at ExxonMobil Canada, an integrated international energy company, from 1982 to 2003.

548,000 / 5,100
Kamelia L. Wong Calgary, Alberta, Canada	Chief Financial Officer and Corporate Secretary	President of StretegEsolutions Inc., a private accounting and finance consulting company to the oil and gas industry, from 2001 to present. Independent financial consultant from 1999 to 2001.	306,500 / 900
James Tyndall Calgary, Alberta, Canada	Vice President, Engineering

Vice President, Engineering of Virtus Energy Ltd., an oil and gas exploration and production company, from October 2004 to June 2005.  Vice President, Operations and Chief Operating Officer of Westrock Energy, a private oil and gas company, from November 2003 to August 2004.  Position of increasing responsibility at EnCana and PanCanadian.

248,000 / 1,000

Notes:

(1)

Number of NewCo Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, assuming that any San Telmo Shares held are all exchanged for NewCo Class A Shares, pursuant to the Per Security Consideration.

(2)

Member of the Audit Committee.  Mr. Macdonald will be Chair of the Audit Committee.

(3)

Member of the Reserves and Environmental Committee.  Mr. Smith will be Chair of the Reserves and Environmental Committee.

(4)

Member of the Compensation Committee.  Mr. Bass will be Chair of the Compensation Committee.

(5)

Mr. Bass is the President and Chief Executive Officer of San Telmo.  See "Part III – The Arrangement – Background to the Arrangement".

(6)

Mr. Ellison is the President and controlling shareholder of Rolling Thunder Resources Inc., a private holding and geological services company that provides geological and project management services to San Telmo.  See "Part III – The Arrangement – Background to the Arrangement".

(7)

Assuming Mr. Bass elects to receive entirely NewCo Class A Shares as consideration for his San Telmo Shares.

After giving effect to the Arrangement, and assuming there are no Dissenting Securityholders and assuming the maximum aggregate Cash Consideration is elected to be received, the directors and senior officers of NewCo, as a group, will beneficially own, directly or indirectly, or exercise control or direction over 5,068,088 NewCo Class A Shares and 28,700 NewCo Class B Shares, representing, in aggregate, approximately 17.5% and 3.5% of the issued and outstanding NewCo Class A Shares and NewCo Class B Shares, respectively.

After giving effect to the Arrangement, and assuming there are no Dissenting Securityholders and assuming no Cash Consideration is elected to be received, the directors and senior officers of NewCo, as a group, will beneficially own, directly or indirectly, or exercise control or direction over 5,068,088 NewCo Class A Shares and 28,700 NewCo Class B Shares, representing, in aggregate, approximately 15.3% and 3.5% of the issued and outstanding NewCo Class A Shares and NewCo Class B Shares, respectively.

Pro-forma Combined Capitalization

See "Capitalization" in each of Appendix F and Appendix G to this Information Circular for information on the current capitalization of Rolling Thunder and San Telmo, respectively, and see "Pro-forma Combined Financial Statements" in Appendix H to this Information Circular for additional information on the pro-forma combined capitalization of NewCo.

Principal Holders of Securities

To the knowledge of the directors and senior officers of Rolling Thunder and San Telmo, as at the date hereof, but after giving effect to the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of NewCo carrying more than 10% of the voting rights attached to any class of voting securities of NewCo.

Year End

After giving effect to the Arrangement, the financial year end of NewCo will be December 31.

Auditors, Transfer Agent and Registrar

After giving effect to the Arrangement, the auditors of NewCo will be Hudson & Company, Chartered Accountants, Calgary, Alberta. The transfer agent and registrar for the NewCo Class A Shares and NewCo Class B Shares will be Olympia Trust Company at its principal offices in Calgary, Alberta.

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PART V – AUDITORS' CONSENTS

Consent of Amisano Hanson

To:

The Board of Directors of San Telmo Energy Ltd.

We have read the Information Circular (the "Circular") dated November 15, 2005 relating to the proposed plan of arrangement between Rolling Thunder Exploration Ltd. ("Rolling Thunder") and San Telmo Energy Ltd. ("San Telmo").  We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the Circular of our Auditors' report dated August 4, 2005 to the shareholders of San Telmo on the consolidated balance sheets as at April 30, 2005 and April 30, 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended April 30, 2005.

(signed) "Amisano Hanson"

Chartered Accountants

Vancouver, British Columbia
November 30, 2005

Consent of Hudson & Company LLP

We have read the Information Circular (the "Circular") dated November 15, 2005 relating to the proposed plan of arrangement between Rolling Thunder Exploration Ltd. ("Rolling Thunder") and San Telmo Energy Ltd. ("San Telmo").  We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the Circular of our Auditors' report dated June 14, 2005 to the shareholders of Rolling Thunder on the consolidated balance sheets as at May 17, 2005 and the statements of operations, deficits and cash flows for the year ended May 17, 2005.

(signed) "Hudson & Company LLP"

Calgary, Alberta

November 30, 2005

APPENDIX A

ARRANGEMENT RESOLUTION OF ROLLING THUNDER EXPLORATION LTD.

IT IS HEREBY RESOLVED, as a special resolution, that:

•

The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving the Corporation, as more particularly described and set forth in the joint information circular of San Telmo Energy Ltd. ("San Telmo") and the Corporation (the "Information Circular") accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

•

The plan of arrangement (the "Plan of Arrangement") involving the Corporation, the full text of which is set out as Exhibit 1 to the amended and restated arrangement agreement dated November 14, 2005, as the same may be amended (the "Agreement"), made between San Telmo and the Corporation (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

•

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Rolling Thunder Securityholders or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the Rolling Thunder Securityholders: (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement; and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.

•

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents are necessary or desirable to the Registrar under the ABCA in accordance with the Agreement for filing.

•

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolutions and matters authorized hereby.

APPENDIX B

CONTINUANCE RESOLUTION OF SAN TELMO ENERGY LTD.

IT IS HEREBY RESOLVED, as a special resolution, that:

1.

San Telmo Energy Ltd. (the "Corporation") be and is hereby authorized to apply to the Registrar of Corporations (Alberta) (the "Registrar") for a Certificate of Continuance continuing the Corporation (the "Continuance") under the Business Corporations Act (Alberta) (the "ABCA") as if it had been incorporated thereunder and to file with the Registrar Articles of Continuance and such other documents as may be required in the form or forms prescribed by the ABCA;

2.

the Corporation be and is hereby authorized to apply to the British Columbia Registrar of Companies under the Business Corporations Act (British Columbia) (the "BCBCA") for authorization to effect the Continuance under the provisions of the ABCA;

3.

effective upon the issuance of a Certificate of Continuance by the Registrar, the Articles of Continuance and by-laws, in the forms attached as Appendix M, to the joint information circular and proxy statement of the Corporation and Rolling Thunder Exploration Ltd. dated November 15, 2005, be and are hereby adopted and confirmed in substitution for the Notice of Articles and Articles of the Corporation and all amendments thereto;

4.

any one officer or director of the Corporation be and is hereby authorized, for and on behalf of the Corporation, whether under its corporate seal or otherwise, to execute and file:

(a)

subject to the issuance of the requisite authorizations to continue, the Articles of Continuance; and

(b)

all such documents and to perform and do all such acts and things as such person in his sole discretion considers necessary or advisable to carry out the terms of these resolutions, including, without limitation, all documents required by the ABCA and the BCBCA, as applicable, to accompany the Articles of Continuance; and

5.

the directors of the Corporation be and are hereby authorized to abandon the Continuance without the further approval, ratification or confirmation of the shareholders of the Corporation.

APPENDIX C

ARRANGEMENT RESOLUTION OF SAN TELMO ENERGY LTD.

IT IS HEREBY RESOLVED, as a special resolution, that:

•

The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving the Corporation, as more particularly described and set forth in the joint information circular of Rolling Thunder Exploration Ltd. ("Rolling Thunder") and the Corporation (the "Information Circular") accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

•

The plan of arrangement (the "Plan of Arrangement") involving the Corporation, the full text of which is set out as Exhibit 1 to the amended and restated arrangement agreement dated November 14, 2005, as the same may be amended (the "Agreement"), made between Rolling Thunder and the Corporation (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

•

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the San Telmo Securityholders or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the San Telmo Securityholders: (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement; and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.

•

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents are necessary or desirable to the Registrar under the ABCA in accordance with the Agreement for filing.

•

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolutions and matters authorized hereby.

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